FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON  DC  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2003

National Australia Bank Limited
ACN 004 044 937
(Registrant’s Name)

Level 24 500 Bourke Street MELBOURNE VICTORIA 3000 AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

This Report on Form 6-K shall be deemed to be incorporated by reference in the prospectus included in the Registration Statement on Form F-3 (No. 333-6632) of National Australia Bank Limited and to be part thereof from the date on which this Report, is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

National Australia Bank Limited

Full Year Results 2003

12 Months Ended 30 September 2003

[NATIONAL LOGO]

Media Release 11 November 2003

RECORD RESULT LIFTS NATIONAL’S DIVIDEND 11%

FINANCIAL HIGHLIGHTS

•                                                   Achieved full year forecast:

•                                cash earnings per share up 8.2%

•                               cash earnings of $4.07 billion – a record full year result

•                                                   Net profit after significant items up 16.8% to $3.95 billion

•                                                   Final dividend of 83 cents cents (fully franked). Full year dividend up 10.9% to 163 cents (fully franked).

•                                          Retail banking cash earnings:

•                               Australia - up 6.5%

•                               New Zealand - up 21.0% (up 12.7% in local currency)

•                               Europe - down 3.9% (up 0.9% in local currency)

•                                                   Corporate & Institutional Banking cash earnings up 3.4% to $846 million (up 6.2% excluding currency impacts)

•                                                   Wealth Management operating profit after tax up 28.1% to $374 million

•                                                   Asset quality sound: gross non-accrual loans to total loans improved from 0.62% to 0.51%

•                                          Return on equity up from 17.0% to 18.3%.

•                                                   Economic Value Added (EVA®) up 29.9% to $1,668 million*.

•                                                   Strong capital position – Total capital at 9.70%, Tier 1 at 7.82% and Adjusted Common Equity ratio of 4.95% after the buy back of 48.9 million shares.

*EVA® is a registered trademark of Stern Stewart & Co. It measures the economic profit earned in excess of the Group’s cost of capital.

MANAGING DIRECTOR’S REVIEW

The Managing Director and Chief Executive Officer, Frank Cicutto, said record cash earnings of $4.07 billion, a higher fully franked dividend and continued EVA® growth was a good result for shareholders.

“The National generated cash earnings per share growth of 8.2 per cent in line with its full year forecast after absorbing significantly higher European pension costs and adverse exchange rate movements,” Mr Cicutto said.

Mr Cicutto said this solid result enabled the National to pay shareholders a higher fully franked dividend of 163 cents per share – continuing 11 consecutive years of dividend growth.

The National’s return on equity increased from 17.0 to 18.3 per cent.

“Building and managing our portfolio of businesses for strong and sustainable total shareholder return is a key objective of our strategy,” he said.

DIVISIONAL PERFORMANCE

“Financial Services Australia produced another solid result with 12.5 per cent underlying profit growth. Cash earnings were up 6.5 per cent.

“Our market position remains strong. Deposits were up 11 per cent, business loans were up 9 per cent and housing loans were up 20 per cent.

“We also improved credit quality across the lending portfolio, with gross non-accrual loans as a percentage of total loans falling from 0.52 to 0.35 per cent.

“The cost to income ratio was 45.7 per cent – down from 48.2 per cent last year.”

“Financial Services Europe increased cash earnings by 6 per cent in local currency before the impact of higher pension charges.

“Mortgage lending was up 9 per cent year on year and business lending increased 5 per cent. Asset quality improved with non-accrual loans falling 35 per cent.

“We will complete the legal entity merger of Clydesdale and Yorkshire Banks. This is an important milestone in the transformation of our European businesses.”

“Financial Services New Zealand had a good year. Cash earnings in local currency increased 12.7 per cent after strong growth in lending to an expanding housing market as well as healthy deposit growth. Housing market share increased from 15.1 per cent to 15.6 per cent.”

“Other highlights of the New Zealand performance included a substantial cost to income ratio improvement from 53.3 per cent to 50.3 per cent and stable interest margins and credit quality.

“Corporate & Institutional Banking increased cash earnings by 3.4 per cent (6.2 per cent excluding currency impacts). A renewed focus on enhancing the quality of Corporate & Institutional Banking revenue saw customer related income increase by 10.7 per cent. Asset quality remains sound.

“Wealth Management operating profit after tax increased by 28.1 per cent reflecting continued strong growth in the insurance business and a recovery in investment earnings.

“Total funds under management and administration increased from $65.6 billion to $73.1 billion and the Group maintained its leading share of the master fund and wrap market in Australia.

BALANCED STAKEHOLDER APPROACH

“The National’s new purpose statement ‘Growth through Excellent Relationships’ represents a more focused approach to corporate social responsibility. This has resulted in the inclusion of the National in the Dow Jones Sustainability Index that tracks the sustainability performance of global companies.

“The National also participates in the FTSE4Good Index, which measures the performance of global companies in the areas of environmental sustainability, stakeholder relations and support for human rights.

“As part of our commitment to greater transparency and accountability, this year the National will commence reporting on social and environmental impacts, in addition to traditional financial measures.

“Using global key performance indicators for the finance sector, our 2003 concise annual report will give a snap shot of our commitment to building trusted relationships with our stakeholders, ranging from customers, employees, shareholders and the communities in which we operate.

“For example, in Australia we have installed over 60 audio-enabled ATMs for the visually impaired and plan to enable 50 per cent of ATMs by the middle of next year.

“We also upgraded 44 branches, opened 20 new integrated financial services centres and two new branches in metropolitan and regional areas in the last 12 months.

“The National is a signatory to the United National Environment Program Financial Initiative (UNEP Fi) and is committed to working with other global financial institutions on environmental initiatives.”

The National’s Stakeholder Scorecard will be incorporated in the 2003 concise annual report, which will be issued in late November. A full copy of the Stakeholder Scorecard will subsequently be published on the Group’s web site www.nabgroup.com.

OUTLOOK

“The outlook for the Australian and New Zealand economies remains healthy and there are signs of improving global economic activity.

“In Australia, our business surveys show continued strength in housing, transport and business and financial services sectors.  Manufacturing, agribusiness and tourism are also improving. In New Zealand, domestic activity remains comparatively strong.

“UK activity has gathered pace in 2003, Ireland is recovering modestly, and in the near term, very strong US economic growth looks set to continue.

“The combination of strong domestic activity and better global economic news mean that interest rates are likely to rise in all of the major economies in which we operate.

“The global recovery and increased commodity prices are also likely to mean a higher Australian dollar against both the US dollar and Sterling.

“In this economic and business environment, our growth strategies will continue to generate solid shareholder returns.”

“We remain confident in the underlying resilience of our banking and wealth management businesses.

“We expect all of our businesses, except Financial Services Europe, to produce solid cash earnings growth in the next 12 months.

“We expect Financial Services Europe earnings to be flat in local currency terms before absorbing increased pension costs.

“Given the impact of UK earnings on the Group result this financial year, we expect to temporarily increase the dividend payout ratio to maintain our track record of strong and sustainable franked dividend growth for shareholders.”

For media enquiries, please contact:

Brandon Phillips

0419 369 058

For investor enquiries, please contact:

Hany Messieh

0414 446 876

Or visit www.nabgroup.com

SECTION 2

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

FINANCIAL SUMMARY

REPORTING FORMAT

Reporting Structure

To assist with the interpretation of the Group’s results, earnings have been reported under the following structure:

Ongoing operations

•                  Retail Banking, which comprises:

•              Financial Services Australia (‘FSA’)

•              Financial Services Europe (‘FSE’)

•              Financial Services New Zealand (‘FSNZ’);

•                  Corporate & Institutional Banking (‘CIB’);

•                  Other (including Excess Capital, Group Funding & Corporate Centre); and

•                  Wealth Management (‘WM’).

Disposed operations

•                  HomeSide – reflecting the Board’s decision to sell SR Investment, Inc., the parent company of HomeSide Lending, Inc. effective 1 October 2002 and the sale of HomeSide Lending, Inc.’s operating platform and operating assets as at 1 March 2002.

Cash Earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Group are based on after-tax cash earnings (adjusted for significant items). Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

A reconciliation of cash earnings to net profit appears on page 8. Cash earnings is also explained in detail in the ‘Non-GAAP financial measures’ section. Refer page 82 for further details.

Wealth Management Registered Schemes

During the September 2003 half, National Australia Financial Management (NAFiM), MLC and MLC Lifetime statutory funds reorganised their business operational model such that the funds increased the level of investments held through units in registered schemes, rather than directly held investments in debt and equity securities. The registered schemes are operated by several related entities within the Wealth Management (WM) Group of companies. NAFiM, MLC and MLC Lifetime invest in these units to support policy liabilities.

As the statutory funds are considered to have the ‘capacity to control’ certain of these registered schemes, they have been consolidated by the Group as at 30 September 2003 (as required under Australian Accounting Standard ‘AASB 1024 - Consolidated Accounts’). The ‘capacity to control’ means that registered schemes must be consolidated where the Group holds more than 75% of the units on issue in the scheme. Where the companies hold between 50% and 75%, the consolidation of these schemes is considered on a case by case basis.

This is the first time these registered schemes have been consolidated. Where investments had previously been directly held by the funds, there was no capacity to control the entities who had issued the securities.

This is a change in the form of investment holdings rather than a change in the underlying substance of the investments.

All divisional results are shown after outside equity interests on the Divisional Performance Summary. This change will have no impact on Group cash earnings or net profit attributable to members.

Controlled registered schemes have been brought onto the balance sheet of the Group through the consolidation (grossing up) of the investment assets of the trusts, with a corresponding increase in outside equity interest in total equity.

At 30 September 2003, this has had the impact of increasing Group total assets and total equity by $2.5 billion. It has not impacted the parent entity interest in equity but only increased the outside equity interest in total equity.

From a Divisional Performance Summary perspective, this has resulted in grossing up the WM operating profit after tax (and before outside equity interest), with a corresponding increase in net profit attributable to outside equity interest.

In relation to the 30 September 2003 year, because the investment earnings of these trusts were actually a loss, this has had the impact of reducing WM operating profit after tax before outside equity interest, by $28 million, all of which impacts the September 2003 half.

DIVISIONAL PERFORMANCE SUMMARY

	Note			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

		Half Year to			Year to
		Sep 03	Mar 03		Sep 03	Sep 02
		$m	$m	%	$m	$m	%
Cash earnings (1)
Retail Banking
Financial Services Australia	1	967	904	7.0	1,871	1,757	6.5
Financial Services Europe	1	420	508	(17.3)	928	966	(3.9)
Financial Services New Zealand	1	152	159	(4.4)	311	257	21.0
Retail Banking		1,539	1,571	(2.0)	3,110	2,980	4.4
Corporate & Institutional Banking (2)	1	434	412	5.3	846	818	3.4
Other (incl. Excess Capital, Group Funding and Corporate Centre) (2)	1	(54)	(23)	large	(77)	(156)	50.6
Total Banking		1,919	1,960	(2.1)	3,879	3,642	6.5
Wealth Management operating profit (2) (3)	1	213	161	32.3	374	292	28.1
Cash earnings from ongoing operations before significant items		2,132	2,121	0.5	4,253	3,934	8.1
Cash earnings from disposed operations (4)	1	—	—	—	—	98	large
Distributions		(89)	(94)	5.3	(183)	(187)	2.1
Cash earnings before significant items		2,043	2,027	0.8	4,070	3,845	5.9
Weighted av no. of ordinary shares (million)	16	1,508	1,524	1.0	1,516	1,549	2.1
Cash earnings per share before significant items (cents) (5)		135.5	133.0	1.9	268.5	248.2	8.2

Reconciliation to net profit
Cash earnings before significant items		2,043	2,027	0.8	4,070	3,845	5.9
Adjusted for:
Net profit/(loss) attributable to outside		(18)	10	large	(8)	6	large
equity interest
Distributions		89	94	5.3	183	187	2.1
Wealth Management revaluation profit/(loss)	1	5	(205)	large	(200)	(152)	(31.6)
Goodwill amortisation		(49)	(49)	—	(98)	(101)	3.0
Net profit before significant items		2,070	1,877	10.3	3,947	3,785	4.3
Significant items	13	—	—	—	—	(406)	large
Net profit		2,070	1,877	10.3	3,947	3,379	16.8
Net (profit)/loss attributable to outside equity interest		18	(10)	large	8	(6)	large
Net profit attributable to members of the Company		2,088	1,867	11.8	3,955	3,373	17.3
Distributions		(89)	(94)	5.3	(183)	(187)	2.1
Earnings attributable to ordinary shareholders		1,999	1,773	12.7	3,772	3,186	18.4

(1)       Cash earnings is a performance measure used by the management of the Group. Refer to ‘Non-GAAP financial measures’ on page 82 for a complete discussion of cash earnings.

(2)       Cash earnings after outside equity interest. Corporate & Institutional Banking and Wealth Management cash earnings were disclosed before outside equity interest in the March 2003 and September 2002 Results Announcements.

(3)       Refers to net profit generated through the Wealth Management operations. It excludes revaluation profit/(loss) after tax.

(4)       Includes an $89 million once-off taxation benefit from HomeSide in the September 2002 year.

(5)       This is calculated on a cash earnings per ordinary share basis. Refer to note 16 for information on cash earnings per diluted share.

GROUP PERFORMANCE SUMMARY

	Note			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

		Half Year to			Year to
		Sep 03	Mar 03		Sep 03	Sep 02
		$m	$m	%	$m	$m	%

Banking (1)
Net interest income	2	3,610	3,692	(2.2)	7,302	7,101	2.8
Other operating income (1) (2)	7	2,211	2,066	7.0	4,277	3,849	11.1
Banking net operating income (1)		5,821	5,758	1.1	11,579	10,950	5.7
Wealth Management
Net interest income	2	63	54	16.7	117	101	15.8
Net life insurance income (3)	6	363	81	large	444	(10)	large
Other operating income (2)	7	367	366	0.3	733	799	(8.3)
Net operating income		6,614	6,259	5.7	12,873	11,840	8.7
Banking operating expenses (1)	8	(2,856)	(2,692)	(6.1)	(5,548)	(5,200)	(6.7)
Wealth Management operating expenses (4)	8	(412)	(394)	(4.6)	(806)	(813)	0.9
Charge to provide for doubtful debts	10	(311)	(322)	3.4	(633)	(647)	2.2
Cash earnings before tax		3,035	2,851	6.5	5,886	5,180	13.6
Banking income tax expense (1)	12	(731)	(781)	6.4	(1,512)	(1,460)	(3.6)
Wealth Management income tax benefit/ (expense)	12	(190)	61	large	(129)	220	large
Cash earnings from ongoing operations before significant item, distributions and outside equity interest		2,114	2,131	(0.8)	4,245	3,940	7.7
Wealth Management revaluation profit/(loss) after tax	1	5	(205)	large	(200)	(152)	(31.6)
Goodwill amortisation		(49)	(49)	—	(98)	(101)	3.0
Net profit from ongoing operations		2,070	1,877	10.3	3,947	3,687	7.1
Net profit from disposed operations		—	—	—	—	98	large
Net profit before significant items		2,070	1,877	10.3	3,947	3,785	4.3
Significant items after tax	13	—	—	—	—	(406)	large
Net profit		2,070	1,877	10.3	3,947	3,379	16.8
Net (profit)/loss attributable to outside equity interest
Wealth Management (5)		22	(6)	large	16	(6)	large
Corporate & Institutional Banking		(5)	(4)	(25.0)	(9)	—	large
Other		1	—	large	1	—	large
Net profit attributable to members of the Company		2,088	1,867	11.8	3,955	3,373	17.3
Distributions		(89)	(94)	5.3	(183)	(187)	2.1
Earnings attributable to ordinary shareholders		1,999	1,773	12.7	3,772	3,186	18.4

(1)       Banking refers to Total Banking adjusted for eliminations. Refer to note 1 for further details.

(2)       Other operating income excludes net interest income, net life insurance income and revaluation profit/(loss).

(3)       Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance companies of the Group.

(4)       Other operating expenses excludes life insurance expenses incorporated within net life insurance income.

(5)       The net (profit)/loss attributable to outside equity interest represents the Wealth Management registered schemes consolidated for the first time at 30 September 2003 ($28 million loss) and Wealth Management Asia ($12 million profit).

REGIONAL PERFORMANCE SUMMARY

			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

	Half Year to			Year to
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Cash earnings
Australia
Retail Banking (1)	959	895	7.2	1,854	1,760	5.3
Corporate & Institutional Banking	188	202	(6.9)	390	414	(5.8)
Wealth Management	190	137	38.7	327	236	38.6
Other (incl. Excess Capital, Group Funding & Corporate Centre) (2) (3)	(82)	(64)	(28.1)	(146)	(124)	(17.7)
Total Australia	1,255	1,170	7.3	2,425	2,286	6.1
Europe
Retail Banking (1)	421	509	(17.3)	930	960	(3.1)
Corporate & Institutional Banking	136	86	58.1	222	189	17.5
Wealth Management	14	12	16.7	26	44	(40.9)
Other (incl. Group Funding & Corporate Centre) (2)	(58)	(46)	(26.1)	(104)	(59)	(76.3)
Total Europe	513	561	(8.6)	1,074	1,134	(5.3)
New Zealand
Retail Banking (1)	159	167	(4.8)	326	260	25.4
Corporate & Institutional Banking	68	74	(8.1)	142	159	(10.7)
Wealth Management	(4)	6	large	2	7	(71.4)
Other (incl. Group Funding & Corporate Centre) (2)	(3)	(8)	62.5	(11)	(11)	—
Total New Zealand	220	239	(7.9)	459	415	10.6
United States
Corporate & Institutional Banking	22	26	(15.4)	48	1	large
Other (incl. Group Funding & Corporate Centre) (4)	76	89	(14.6)	165	33	large
Total United States	98	115	(14.8)	213	34	large
Asia
Corporate & Institutional Banking	20	24	(16.7)	44	55	(20.0)
Wealth Management	13	6	large	19	5	large
Other (incl. Group Funding & Corporate Centre)	13	6	large	19	5	large
Total Asia	46	36	27.8	82	65	26.2
Cash earnings from ongoing operations before significant items	2,132	2,121	0.5	4,253	3,934	8.1

(1)       Regional Retail Banking results differ from Financial Services Australia, Europe and New Zealand primarily due to the inclusion of the global fleet management business units within Financial Services Australia.

(2)       ‘Other’ has been restated in the 2002 year to reflect the reclassification of funding costs from Australia to Europe and New Zealand.

(3)       Earnings on excess capital is wholly attributed to Australia.

(4)       The increased contribution in the September 2003 year is due to the cessation of redeemable preference share dividend payments following the sale of SR Investment, Inc.

Refer to the Group Performance Summary on page 9 for a reconciliation of cash earnings from ongoing operations before significant items to net profit.

SUMMARY OF FINANCIAL POSITION

		As at			Change on
	Note	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
		$m	$m	$m	%	%

Assets
Cash assets		5,032	6,060	6,294	(17.0)	(20.1)
Due from other financial institutions		10,383	13,760	15,876	(24.5)	(34.6)
Due from customers on acceptances		19,562	20,677	19,474	(5.4)	0.5
Trading securities		23,724	21,414	19,590	10.8	21.1
Trading derivatives (1)		23,644	25,228	12,128	(6.3)	95.0
Available for sale securities		6,513	5,005	6,192	30.1	5.2
Investment securities		8,647	10,925	13,541	(20.9)	(36.1)
Investments relating to life ins. business		35,846	30,278	31,012	18.4	15.6
Loans and advances		247,959	242,612	231,300	2.2	7.2
Mortgage servicing rights		—	—	1,794	—	large
Shares in entities and other securities		1,445	1,186	1,199	21.8	20.5
Regulatory deposits		225	180	129	25.0	74.4
Property, plant and equipment		2,498	2,493	2,640	0.2	(5.4)
Income tax assets		1,203	1,213	1,292	(0.8)	(6.9)
Goodwill		740	787	775	(6.0)	(4.5)
Other assets		10,050	12,378	14,151	(18.8)	(29.0)
Total assets		397,471	394,196	377,387	0.8	5.3
Liabilities
Due to other financial institutions		45,128	49,722	43,279	(9.2)	4.3
Liability on acceptances		19,562	20,677	19,474	(5.4)	0.5
Life insurance policy liabilities		32,457	30,206	30,425	7.5	6.7
Trading derivatives (1)		21,479	24,821	12,000	(13.5)	79.0
Deposits and other borrowings		210,146	207,040	206,864	1.5	1.6
Income tax liabilities		1,537	1,255	1,609	22.5	(4.5)
Provisions		1,262	1,251	2,809	0.9	(55.1)
Bonds, notes and subordinated debt		22,707	18,933	22,192	19.9	2.3
Other debt issues		1,743	1,808	1,866	(3.6)	(6.6)
Other liabilities		14,239	14,668	13,618	(2.9)	4.6
Net assets		27,211	23,815	23,251	14.3	17.0
Equity
Contributed equity	15	9,728	9,052	9,931	7.5	(2.0)
Reserves	15	893	1,254	2,105	(28.8)	(57.6)
Retained profits	15	13,786	13,224	11,148	4.2	23.7
Total parent entity interest		24,407	23,530	23,184	3.7	5.3

Outside equity interest in controlled entities	15
Wealth Management (2)		2,614	70	67	large	large
Corporate & Institutional Banking		190	215	—	(11.6)	large
Total equity		27,211	23,815	23,251	14.3	17.0

(1)       The change in the fair value of trading derivatives asset and liability balances from September 2002 to March 2003 primarily reflects a reclassification omission which equally understated both trading derivative asset and liability balances and is not material in the context of the Group’s balance sheet. The net trading derivative position at September 2002 is unchanged.

(2)       Increase primarily relates to consolidation of Wealth Management registered schemes.  Refer page 6 for further details.

Group Key Performance Measures

GROUP KEY PERFORMANCE MEASURES

		Half Year to		Year to
	Note	Sep 03	Mar 03	Sep 03	Sep 02
Shareholder measures
EVA® ($million) (1)		832	836	1,668	1,284
Per ordinary share (cents)
Cash earnings before significant items (2)	16	135.5	133.0	268.5	248.2
Cash earnings after significant items (2)		135.5	133.0	268.5	222.0
Earnings before significant items		132.6	116.3	248.8	231.9
Earnings after significant items		132.6	116.3	248.8	205.7
Per diluted share (cents) (3)
Cash earnings before significant items	16	132.2	130.1	262.3	243.0
Earnings after significant items		129.4	114.2	243.6	202.5
Weighted average ordinary shares (no. million)		1,508	1,524	1,516	1,549
Weighted average diluted shares (no. million) (3)		1,577	1,595	1,586	1,624
Dividends per share (cents)		83	80	163	147
Performance (after non-cash items) (4)
Return on average equity (parent entity interest) before sig. item (5)		19.8%	16.8%	18.3%	17.0%
Return on average equity (parent entity interest) after sig. item (5)		19.8%	16.8%	18.3%	15.1%
Return on average assets before significant items		1.03%	0.94%	0.98%	1.00%
Net interest income
Net interest spread	3	2.16%	2.22%	2.18%	2.39%
Net interest margin	3	2.50%	2.56%	2.53%	2.67%
Profitability (before significant items)
Banking cost to income ratio (6)		49.6%	47.3%	48.4%	48.1%
Banking cost to income ratio excluding FSE pensions		48.7%	46.6%	47.6%	47.9%
Cash earnings per average FTE ($’000)		95	95	95	85

		As at
		Sep 03	Mar 03	Sep 02
Capital
Tier 1 ratio	15	7.82%	7.47%	7.76%
Tier 2 ratio	15	3.30%	3.02%	3.76%
Deductions	15	(1.42)%	(1.33)%	(1.31)%
Total capital ratio	15	9.70%	9.16%	10.21%
Adjusted common equity ratio	15	4.95%	5.09%	5.37%
Balance sheet assets ($ bn)
Gross loans and acceptances		272	267	255
Risk-weighted assets	15	252	254	248
Off-balance sheet assets ($ bn)
Funds under management and administration		73	65	66
Assets under custody and administration		311	343	365
Asset quality
Gross non-accrual loans to gross loans and acceptances	11	0.51%	0.59%	0.62%
Net impaired assets to total equity (parent entity interest)	11	3.9%	4.5%	4.7%
General provision to risk-weighted assets	11	0.71%	0.75%	0.82%
Specific provision to gross impaired assets	11	33.5%	36.1%	34.6%
General and specific provisions to gross impaired assets	11	163.4%	155.7%	161.0%
Other information
Full-time equivalent employees (no.)	9	42,540	43,002	43,202

(1)       Economic Value Added (EVA®) is a registered trademark of Stern Stewart & Co. Refer pages 27 and 83 for further details.

(2)       Cash earnings attributable to ordinary shareholders excludes revaluation profits/(losses) after tax and goodwill amortisation.

(3)       Refer to note 16 for the components.

(4)       Includes non-cash items, ie. revaluation profits/(losses) after tax and goodwill amortisation.

(5)       For the half year to 31 March 2003 previously shown as 17.1%, but adjusted to reflect the adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” effective 1 October 2002.

(6)       Total Banking cost to income ratio is gross of eliminations note 1. Costs include total expenses adjusted for significant items goodwill amortisation, the charge to provide for doubtful debts and interest expense. Income includes total revenue adjusted for significant items and net of interest expense. Refer to ‘Non-GAAP financial measures’ for a complete discussion of the cost to income ratio.

SECTION 3

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

MANAGEMENT DISCUSSION & ANALYSIS

Management Discussion & Analysis – Overview

OVERVIEW (1)

Cash earnings of $4,070 million for the year is a record result and was 5.9% higher than the 2002 year. This is a strong result given that it includes the impact of an appreciating Australian dollar and the absorption of additional pension costs in Europe.

Cash earnings per share (EPS) increased 20.3 cents (8.2%) to 268.5 cents, reflecting both growth in the earnings of the underlying core business and active capital management initiatives.

Cash earnings from ongoing operations increased 8.1%. A key feature of the result was the strong underlying growth in both the Australian and New Zealand retail banking operations, while difficult conditions have been experienced in Europe. Strong housing growth and sound asset quality continued across the Group.

Cash earnings from ongoing operations increased 0.5% from the March 2003 half year.  This result largely reflects the impact of a strengthening Australian dollar and additional costs in relation to European defined pension schemes.  Prior to the impact of these items, cash earnings from ongoing operations increased 4.7% in the second half.

Cash earnings per share growth (in cents)

The September 2002 year included a $98 million contribution (including an $89 million once-off taxation benefit) from HomeSide. This impact has been partly mitigated by the reduction in the Group’s funding cost as a result of the sale.

The final dividend has increased by 8 cents to 83 cents per share compared with the prior corresponding period and will be 100% franked.  This brings the full year dividend to 163.0 cents 100% franked, which represents an increase of 10.9% compared with the prior year dividend of 147 cents, which was 95% franked. The Group anticipates a 100% franking level for the 2004 financial year.

(1)       The discussion on the following two pages relates to results before significant items. For a reconciliation to net profit refer page 8.

Management Discussion & Analysis – Overview

Banking

Total Banking includes Retail Banking, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). It excludes Wealth Management.

	Year to		Fav/(unfav) change on
	Sep 03	Sep 02	Sep 02	Ex FX(1)
	$m	$m	%	%
Net interest income	7,302	7,101	2.8	4.5
Other operating income	4,394	3,981	10.4	11.7
Total income	11,696	11,082	5.5	7.1
FSE pension fund expense	(93)	(28)	large	large
Other operating expenses	(5,572)	(5,304)	(5.1)	(6.5)
Underlying profit	6,031	5,750	4.9	6.4
Charge to provide for doubtful debts	(632)	(648)	2.5	(0.2)
Cash earnings before tax	5,399	5,102	5.8	7.2
Income tax expense	(1,512)	(1,460)	(3.6)	(4.2)
Cash earnings before significant items	3,887	3,642	6.7	8.4
Net profit attributable to outside equity interest	(8)	—	large	large
Cash earnings before significant items after outside equity interest	3,879	3,642	6.5	8.2

Banking operations generated $3,879 million of total Group cash earnings, an increase of 6.5% on the prior year. The retail banking operations produced $3,110 million, a growth rate of 4.4%, with the results underpinned by strong volume growth, cost containment and a sound asset quality profile across all regions. Corporate & Institutional Banking had a 3.4% increase in cash earnings built on growth in client-related income.

At an underlying profit level, Total Banking increased 4.9% and Retail Banking increased 5.1% from the 2002 year. Excluding movements in foreign exchange the increase in Total Banking was 6.4% and Retail Banking 5.9%.

	Year to		Fav/ (unfav) change on Sep 02
Underlying profit	Sep 03	Sep 02		Ex FX(1)
	$m	$m	%	%
Financial Services Australia	2,967	2,637	12.5	12.5
Financial Services Europe	1,598	1,784	(10.4)	(6.0)
Financial Services New Zealand	487	388	25.5	16.7
Retail Banking	5,052	4,809	5.1	5.9
Corporate & Institutional Banking	1,143	1,179	(3.1)	(0.3)
Other	(164)	(238)	31.1	45.8
Total Banking	6,031	5,750	4.9	6.4

(1)       Change expressed at constant foreign exchange rates.

Sound progress was made towards 2004 efficiency targets established under Positioning for Growth. However, Financial Services Europe has been negatively impacted by additional pension costs and the investment in core infrastructure.

	2004 Target	Half year to
Cost to income ratio by banking division		Sep 03	Mar 03	Sep 02
		%	%	%
Financial Services Australia	46.0	45.8	45.6	47.4
Financial Services Europe (excluding pension costs)	48.0	50.5	47.7	48.7
Financial Services New Zealand	48.0	49.7	50.8	53.4
Corporate & Institutional Banking	36.0	39.7	39.8	40.6
Total Banking (excluding FSE pension costs)		48.7	46.6	48.1

Management Discussion & Analysis – Overview

Wealth Management

Wealth Management operating profit of $374 million grew 28.1% from the prior year. Funds under management and administration (FUMA) grew $7.5 billion over the year reflecting improved investment returns in the second half. In addition, the improved equity market performance contributed to higher earnings on shareholders retained profits and capital.

The Group continues to invest for future growth, with $28 million after tax of strategic investment expenditure included within the Wealth Management result.

	2004	Year to
Wealth Management efficiency targets	Target	Sep 03	Sep 02
	%	%	%
Cost to premium income ratio (%)	21.0	20.0	22.0
Cost to funds under management (basis points) (1)	65	60	67

(1)       Excludes the NAFiM Investor compensation and associated costs.

Restructuring Progress

During 2002 the Group recognised restructuring costs of $580 million ($412 million after tax) resulting from its Positioning for Growth (PfG) program and related restructuring activities. The initiative comprised a fundamental reorganisation of the structure of the Group as well as a series of revenue enhancement and cost containment initiatives. Restructuring expenses primarily related to redundancies of $327 million, surplus leased space of $68 million and other restructuring costs of $185 million including technology write-downs of $132 million.

The restructuring expenses were incurred to deliver a significant portion of the announced cost reduction target of $370 million per annum by September 2004. Of these savings, 80% relate to personnel costs. Redundancy payments will have a payback period of approximately one year.

Based primarily on redundancies made to date, annual cost savings of $315 million have been achieved against targeted annualised savings of $370 million per annum by September 2004. The Group is on track to achieve the target.

Restructuring expenses

	Redundancies	Occupancy	Other	Total
	$m	$m	$m	$m
Total 2002 expenditure/provision	327	68	185	580
Expenditure in 2002 year	(101)	(20)	(177)	(298)
Provision balance as at 30 September 2002	226	48	8	282
Foreign exchange impact	(10)	(2)	—	(12)
Expenditure in March 2003 half year	(64)	(2)	—	(66)
Provision balance as at 31 March 2003	152	44	8	204
Foreign exchange impact	(6)	(1)	(1)	(8)
Expenditure in September 2003 half year	(67)	(16)	(3)	(86)
Provision balance as at 30 September 2003	79	27	4	110
Balance remaining of total restructuring	24%	40%	2%	19%

In the year to September 2003 $152 million of the provision for restructuring costs was utilised primarily in relation to 1,317 redundancies. Staff reductions have resulted from changes to head office, back office, IT, operations and front office areas and the re-engineering of the lending, distribution and transaction processing functions.

Management Discussion & Analysis – Overview

Staffing levels – ongoing operations

Increase/(Decrease)	Total FTEs	Year to Sep 03 FTEs	Year to Sep 02 FTEs
Opening balance		43,162	44,231
Acquisitions (1)		357	—
Global projects (2)		169	—
Adjustment to 2002 to exclude joint ventures		—	(184)
Net PfG reductions (Target: 2,040)	(2,033)	(1,148)	(885)
Closing balance		42,540	43,162

(1) Custom Service Leasing (New Zealand) Limited, formerly Hertz Fleetlease Limited (166), Commonwealth Custodial Services Limited (19), Plum Financial Services Limited (152) and an increased interest in Advance MLC Assurance Co. Limited (Thailand) (20).

(2) Staff increases relating to ISI, Basel II & IFRS global projects.

The Group has achieved its PfG target of a net reduction in full time equivalent employees (FTEs) of 2,040. During the year to September 2003 FTE reductions of 1,148 were achieved (excluding the impact of acquisitions and global projects). This increases the net reduction over the two years since September 2001 to 2,033.

Management Discussion & Analysis – Overview

Asset Quality

Asset quality remained strong. Influencing factors over the year were:

•                                          falling non-accrual loans (NALs);

•                                          ongoing changes in asset composition – as evidenced by an increase in housing’s share of the portfolio;

•                                          favourable movement in credit ratings across the business portfolio; and

•                                          improving collateral / security coverage across the business portfolio.

Gross non-accrual loans fell to $1,379 million at September 2003 compared with $1,590 million at September 2002.  As a percentage of gross loans and acceptances, NALs fell significantly over the year from 0.62% to 0.51%.  This falling trend is also evident for the non-housing portfolio.

The Group is proactive in terms of credit risk management and aims to stay ahead of the credit cycle. Policies and processes at both the transactional and portfolio levels include:

•                  single large exposure policy - ensures that the Group is not excessively exposed to any single borrower (or group of borrowers);

•                  effective early identification and management of problem loans for exposures exhibiting signs of weakening credit quality; and

•                  undertaking targeted credit reviews at both industry and account level. Specific reviews undertaken during the year include:

•                  housing - including inner city apartments. Over 9,000 files were individually reviewed;

•                  unsecured portfolio - including personal loans;

•                  business lending - particularly large exposures over $10 million in Australia; and

•                  industry exposures (eg. automotive, utilities, airlines and tourism)

At the portfolio level, the alignment of risk and return objectives together with EVA® performance measures have resulted in an ongoing improvement in credit ratings and security levels.  Further, portfolio based limits (industry and country) along with selective stress testing have contributed to those favourable trends.

Management Discussion & Analysis – Overview

Asset Composition

Business Portfolio

There have been favourable movements in the credit rating for the Business lending portfolio over the past year.

In addition, the security coverage across the Group’s business portfolio improved with fully secured lending comprising 62% of the portfolio, up from 55% at September 2002.

Level of Security – Business Customers (1)

(1)       Business lending categories:

Category A - Bank security > 142% of the facility

Category B - Bank security between 100% to 142% of the facility

Category C - Bank security between 50% to 100% of the facility

Category D - Bank security of < 50% of the facility

Management Discussion & Analysis – Overview

Select Industry Exposures

	As at September 03
	Exposures	% of total Group exposures	Investment Grade	Non-accrual
	$bn		$bn	$bn
Airlines	3.06	0.74	1.83	0.03
Energy	11.36	2.75	9.09	0.18
Technology	0.90	0.22	0.69	0.01
Telecommunications	2.78	0.67	2.21	0.07

Retail Portfolio

Asset quality within the personal lending portfolio is satisfactory. Write-offs expressed as a percentage of outstandings fell during the year. Ninety-plus days delinquency also improved.

Provisioning Coverage

Against the above broad trends in asset quality, the level of provisions for the Group is considered appropriate. The specific provision coverage ratio fell slightly from 34.6% to 33.5% over the year.

The total coverage ratio of gross impaired assets improved from 161% to 164% in September 2003.  Excluding housing, it improved from 171% to 173%.

Management Discussion & Analysis – Overview

European Defined Benefit Pension Schemes

As advised earlier this year, the Group commissioned an unscheduled interim actuarial review of its European defined benefit schemes as at 30 June 2003 in response to worldwide equity market falls and reductions in interest rates to historically low levels.

Based on this partial interim review, the actuaries have confirmed that each fund exceeds the minimum funding requirements test set by legislation in the United Kingdom. In addition, the actuaries have advised that based on their best estimate assumptions in relation to investment earnings and discount rates, the funds have an aggregate surplus position of approximately £0.3 billion. This provides comfort that in the long-term the funds are expected to meet their obligations.

Under the relevant accounting standards certain actuarial assumptions are prescribed. The principal difference relates to the use of the yield on high quality corporate bonds as the discount factor for the future liabilities of the fund (notwithstanding that a majority of the funds are invested in equities). Using these conservative assumptions shows an accounting deficit position of approximately £0.5 billion for the funds at 30 June 2003.

From a profit and loss perspective, actuarial gains and losses are taken into account over the average remaining employment period of fund members, generally between 10 and 15 years. A full year pension charge (pre-tax) of £42 million was incurred in 2003 (prior year £16 million), of which £36 million relates to Financial Services Europe and the balance to other businesses. This includes an increase in pension expense in the final quarter of the 2003 financial year reflecting the 30 June review.

As part of the review of pension arrangements these defined benefit pension funds have been closed to new members and new defined contribution schemes have been opened.

Software Capitalisation

The Group has capitalised the development and purchase of software in accordance with US pronouncements. Total capitalised software as at 30 September 2003 was $955 million ($920 million at 31 March 2003; $884 million at 30 September 2002).

The level of software capitalisation at 30 September 2003 equates to 0.2% of total assets or 2.7% of total equity.

Software is amortised over a period of 3-10 years commencing from date of implementation. The only assets amortised over a period of 10 years are the Integrated Systems Implementation (ISI) program and the Global Data Warehouse. The amortisation period aligns to the expected useful life. The software amortisation charge for the year to 30 September 2003 was $152 million (30 September 2002: $106 million).

The Group has recognised an asset on the balance sheet for costs capitalised in relation to the ISI program. The carrying value of this asset at 30 September 2003 is $315 million (30 September 2002: $294 million), of which $301 million relates to capitalised software.

Management Discussion & Analysis – Profitability

PROFITABILITY (1)

Net Operating Income

	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Sep 02		Ex FX
	$m	$m	%	%
Financial Services Australia	5,469	5,087	7.5	7.5
Financial Services Europe	3,318	3,461	(4.1)	0.6
Financial Services New Zealand	980	832	17.8	9.6
Retail Banking	9,767	9,380	4.1	5.1
Corporate & Institutional Banking	1,897	1,938	(2.1)	1.0
Other	32	(236)	large	large
Total Banking	11,696	11,082	5.5	7.1
Wealth Management	1,294	890	45.4	46.9
Eliminations	(117)	(132)	11.4	11.4
Total Group (ongoing operations)	12,873	11,840	8.7	10.3

Group net operating income increased 8.7% from the prior year, with a 5.7% increase in the September 2003 half compared to the March 2003 half.  Banking other operating income (primarily fee income) growth of 10.4% (6.9% in the second half) was strong, benefiting from housing lending growth and the pick up in investment markets.

Fee income growth offset subdued growth in Banking net interest income. The latter rose 2.8% from the prior year reflecting loan growth, a 34% fall in Corporate & Institutional Banking’s Markets division net interest income and 1.7 % points adverse currency effect from offshore operations.

Net interest income grew strongly within the Australian and New Zealand retail banking operations, with net interest income growth of 6.4% (5.8% in the second half) in Australia and 10.4% (0.8% in the second half) in New Zealand in local currency terms.

Net Interest Income

	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Sep 02		Ex FX
	$m	$m	%	%
Financial Services Australia	3,519	3,307	6.4	6.4
Financial Services Europe	2,368	2,433	(2.7)	2.0
Financial Services New Zealand	651	549	18.6	10.4
Retail Banking	6,538	6,289	4.0	5.0
Corporate & Institutional Banking	807	1,051	(23.2)	(20.3)
Other	(43)	(239)	82.0	91.6
Total Banking	7,302	7,101	2.8	4.5
Wealth Management	117	101	15.8	15.8
Total Group (ongoing operations)	7,419	7,202	3.0	4.7

(1)       References in this section to the Group only refer to the ongoing operations of the Group.

Management Discussion & Analysis – Profitability

Volumes by Division

	Year to		Fav/(unfav) change on Sep 02
Average interest-earning assets (1)	Sep 03	Sep 02		Ex FX
	$ bn	$ bn	%	%
Financial Services Australia	110.9	95.6	16.0	16.0
Financial Services Europe	51.4	51.7	(0.6)	4.0
Financial Services New Zealand	20.7	17.5	18.3	9.8
Retail Banking	183.0	164.8	11.0	11.6
Corporate & Institutional Banking	104.6	98.7	6.0	9.8
Other	5.7	7.0	(18.6)	(5.7)
Group average interest-earning assets	293.3	270.5	8.4	10.5

(1)       Interest-earning assets exclude intercompany balances.

Net interest margin

Sep 02 year	Sep 03 year

Group net interest margin declined 14 basis points during the year from 2.67% to 2.53%, with 11 basis points of the reduction occuring in the first half.

Margin decline in:

•     Retail Banking is primarily due to the mix effect of strong growth in mortgages; and

•                  Corporate & Institutional Banking is primarily due to the impact of lower trading income and an increase in a structured lending product called “reverse repo” loans. These are low risk short-term loans to high quality counterparties fully secured against government, semi-government or prime corporate security. These loans attract the risk weighting of the security and are priced to reflect their low risk nature. Margin on core lending remained stable over the period.

At the Group level, the funding benefit from the proceeds of the sale of HomeSide and the lower cost of debt added 5 basis points.

Within Retail Banking the 8 basis point decline in contribution to the Group margin is due to a decline in margin for Australia and Europe, partly offset by an increase in New Zealand.

The decline in Financial Services Australia’s margin of 31 basis points is due to the:

•                  Change in asset portfolio with strong growth in home loans and subdued business lending;

•                  Better asset quality in the business loan book; and

•                  Reduced contribution from free funds, due to lower longer term interest rates.

Management Discussion & Analysis – Profitability

The impact of high growth in housing lending relative to higher margin non-housing lending is illustrated in the chart below.

Financial Services Australia - Net interest margin impacted by changing portfolio

Financial Services New Zealand’s margin improved 10 basis points resulting from an increased contribution from retail deposits. Financial Services Europe’s margin decreased slightly on the prior year.

Net Life Insurance Income

The Group reports its results in accordance with Australian Accounting Standard AASB 1038 “Life Insurance Business” (AASB 1038). AASB 1038 requires that the interests of policyholders in the statutory funds of the life insurance business be reported in the consolidated results.

Net life insurance income is the profit before tax excluding net interest income of the statutory funds of the life insurance companies of the Group. As the tax expense/benefit is attributable primarily to the policyholders, the movement in net life insurance income should be viewed on an after tax basis. The statutory funds of the life insurance companies conduct superannuation, investment and insurance-related businesses (ie. Protection business including Term & Accident, Critical Illness and Disability insurance and Traditional Whole of Life and Endowment).

	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Net life insurance income/(loss)	363	81	large	444	(10)	large
Income tax (expense)/ benefit	(196)	70	large	(126)	248	large
Net life insurance income after tax	167	151	10.6	318	238	33.6

Net life insurance income after tax has improved 33.6% on the September 2002 year. This is primarily due to increased investment revenue, partially offset by an increase in change in policy liabilities reflecting the performance of global equity markets as compared to the September 2002 year.

For detailed discussion on the results of Wealth Management, including the results of the life businesses (above), as well as the results from non-life businesses, refer pages 40 - 44.

Management Discussion & Analysis – Profitability

Other Operating Income

	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Sep 02		Ex FX
	$m	$m	%	%
Financial Services Australia	1,950	1,780	9.6	9.6
Financial Services Europe	950	1,028	(7.6)	(2.7)
Financial Services New Zealand	329	283	16.3	8.1
Retail Banking	3,229	3,091	4.5	5.2
Corporate & Institutional Banking	1,090	887	22.9	26.3
Other	75	3	large	large
Total Banking	4,394	3,981	10.4	11.7
Wealth Management	733	799	(8.3)	(6.6)
Eliminations	(117)	(132)	11.4	11.4
Total Group (ongoing operations)	5,010	4,648	7.8	9.2

Total Banking other operating income increased by 10.4% from the prior year to $4,394 million.

Retail Banking contributed solidly to the result, with other operating income increasing 4.5% driven by growth in housing loans and higher transaction volumes in Australia and New Zealand, offset by lower income in Europe due to reductions in creditor insurance income as a result of limited growth in personal loans, lower account fee income and an appreciation of the Australian dollar.

Growth of 22.9% within Corporate & Institutional Banking was largely from improved customer-related activity, including strong deal flows in structured transactions.

Other includes a one-off benefit on the restructure of the hedging swaps on the TrUEPrSSM preference shares.

Wealth Management other operating income decreased by 8.3% from the prior year, resulting from uncertain investor sentiment, with weaker equity markets reducing fee income in the investments business.

TrUEPrSSM is a service mark of Merrill Lynch & Co., Inc.

Operating Expenses

	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Sep 02		Ex FX
	$m	$m	%	%
Financial Services Australia	2,502	2,450	(2.1)	(2.1)
Financial Services Europe (excluding FSE pension fund)	1,627	1,649	1.3	(3.5)
Financial Services New Zealand	493	444	(11.0)	(3.4)
Retail Banking	4,622	4,543	(1.7)	(2.7)
Corporate & Institutional Banking	754	759	0.7	(3.0)
Other	196	2	large	large
Total Banking (excluding FSE pension fund)	5,572	5,304	(5.1)	(6.5)
FSE pension fund expense	93	28	large	large
Total Banking	5,665	5,332	(6.2)	(7.8)
Wealth Management	806	813	0.9	(0.3)
Eliminations	(117)	(132)	(11.4)	(11.4)
Total Group (ongoing operations)	6,354	6,013	(5.7)	(7.2)

Total Banking expenses (excluding the FSE pension fund expense) increased 5.1% from the prior year to $5,572 million.

Retail Banking expenses (excluding the FSE pension fund expense) rose 1.7%, due to:

•                  Personnel expenses due to salary increases, offset by a 1,177 reduction in staff (net of acquisitions);

•                  Higher occupancy costs partly due to the sale and lease back of properties in Australia and New Zealand; and

•                  Higher costs associated with continued significant investment, eg. Customer Relationship Management system capability in Australia.

Management Discussion & Analysis – Profitability

Corporate & Institutional Banking expenses are in line with the prior year.

Other (including Corporate Centre) includes expenses associated with four key areas:

•                  an ongoing major review of regulatory compliance and associated quality improvements;

•                  operating costs (including amortisation) of the Integrated Systems Implementation (ISI) program, which is the Group’s strategic infrastructure program;

•                  impact of Basel II and IFRS on the ISI program; and

•                  expenses associated with corporate structure, funding and acquisition-related strategic initiatives.

Wealth Management operating expenses decreased 0.9% from the prior year to $806 million, after absorbing increased investment costs.

Major global regulatory and compliance projects

The Group’s strategy around integrated financial services, customer service and distribution leads to a strong focus on compliance and quality.

Regulatory issues include:

•                  Basel II Capital Accord;

•                  Financial Services Reform Act;

•                  International Financial Reporting Standards;

•                  Sarbanes-Oxley Act;

•                  Code of Banking Practice; and

•                  Mortgage selling regulations in the United Kingdom.

Income Tax Expense

Total Banking’s effective tax rate has decreased from 28.6% in prior year to 28.0%. This is impacted by structured finance transactions, to which a wide range of tax rates are applied.

The September 2002 year included an $89 million tax benefit in relation to HomeSide.

A reconciliation of the total Group income tax expense is incorporated in note 12.

Management Discussion & Analysis – Capital & Performance Measures

CAPITAL & PERFORMANCE MEASURES

Performance Measures

Economic Value Added (EVA®)

	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
EVA® net operating profit after tax	2,264	2,260	0.2	4,524	4,157	8.8
Capital charge	(1,432)	(1,424)	(0.6)	(2,856)	(2,873)	(0.6)
EVA®	832	836	(0.5)	1,668	1,284	29.9
EVA® growth over prior year				384	155

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital then value is being created for shareholders. To align management’s interests with those of shareholders, senior management is required to place a significant percentage of their total remuneration at risk, dependent upon performance against EVA® annual growth targets.

In order to encourage longer term management decision making and sustained value creation, the Group sets EVA® growth targets for 3 year periods. The Group’s EVA® target of 5% compound growth per annum was set in 2000, for the 3 years ending September 2003.

EVA®'s Net Operating Profit After Tax (NOPAT) is based on pre-tax profit, and includes the calculated benefit of imputation credits earned by paying Australian tax.  EVA®'s capital charge is based on an 11.5% cost of capital, applied to a calculation of economic capital that is based on shareholders equity.

EVA®'s NOPAT grew by 8.8% and the capital charge was flat compared to the 2002 year. The growth in EVA® over the year was $384 million or 30%.

The first 3 year EVA® cycle concluded in September 2003.  Following a review by Stern Stewart it is proposed to simplify the EVA® framework effective 1 October 2003, with adjustments to both NOPAT and capital calculations.

Applying the revised EVA® methodology, the relevant comparatives that will be used for future reporting are as follows:

	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
EVA® net operating profit after tax	2,407	2,389	0.7	4,796	4,401	9.0
Capital charge	(1,315)	(1,298)	(1.3)	(2,613)	(2,607)	(0.3)
EVA®	1,092	1,091	0.1	2,183	1,794	21.7
EVA® growth over prior year				389	178

EVA® is a registered trademark of Stern Stewart & Co.

Management Discussion & Analysis – Capital & Performance Measures

Capital Position

The Group’s capital ratios are strong. Regulatory capital ratios are set out below.

	Target ratio	As at
		Sep 03	Sep 02
	%	%	%
Core Tier 1 (excluding hybrid equity)	6.0 - 6.5	6.38	6.68
Tier 1	7.0 - 7.5	7.82	7.76
Total Capital	9.0 - 9.5	9.70	10.21

In addition to regulatory capital ratios, the National uses the ratio of adjusted common equity to risk-weighted assets (the ACE ratio) as a key capital target. It measures the capital available to support the banking operations, after deducting the Group’s investment in wealth management operations. The Group’s target range for the ACE ratio is 4.75% to 5.25%. As at 30 September 2003 the ACE ratio was 4.95%, a reduction from 5.37% as at September 2002. Refer to note 15 regarding the components of the ACE ratio.

Capital has been managed within a framework of:

•                  maintaining a AA rating with external rating agencies;

•                  actively managing capital through share buy-backs; and

•                  opportune issuing of subordinated debt and hybrid securities.

Trust Preferred Securities

On September 29, 2003, the Group raised GBP400 million (A$975 million net of issue costs) through the issue of 400,000 Trust Preferred Securities at GBP1,000 each. Each Trust Preferred Security pays a semi-annual non-cumulative distribution, in arrears equal to 5.62% per annum until 17 December 2018. Each five year period after that date, a non-cumulative distribution will be payable semi-annually in arrears at a rate equal to the five-year benchmark gilt rate at the start of that period plus 1.93%.

Share Buy-back Program

Since November 2001, the National has adopted an ongoing policy of buying back all new shares issued under the National’s dividend package plans and staff share and option plans. Additionally for the period up to 30 September 2003, the National announced an intention to purchase a further number of shares to the value of $1.75 billion. All buy-backs are subject to appropriate pricing, volume and other parameters, and an assessment of the circumstances facing the Group at the relevant time.

During the year, the National bought back 48.9 million shares at an average price of $31.98, thereby reducing ordinary equity by $1,565 million. The highest price paid was $34.35 and the lowest price paid was $28.40.

	Half year to		Year to
Share buy-back activity	Sep 03	Mar 03	Sep 03	Sep 02
Number of days traded	65 days	70 days	135 days	88 days
Number of shares bought (in millions)	16.5	32.4	48.9	36.2
Average price of buy-back	$32.75	$31.59	$31.98	$34.52
Percentage of market turnover on days traded	5.5%	9.9%	7.8%	8.9%
Percentage of market turnover on all days	3.2%	5.6%	4.5%	3.9%
Volume weighted average share price on days traded
• all shares traded	$32.34	$31.27	$31.78	$34.61
• shares traded excluding buy-back	$32.31	$31.24	$31.77	$34.62

A comparison of the National’s buy-back activities relative to the total market in the National’s shares, highlights that the National continues to execute the buy-back program in modest volumes, avoiding any market disruptions.

In October 2003 the Group announced its intention to repurchase approximately 25.5 million shares over the year to 30 September 2004. This includes 6.5 million shares carried over from the previous buy-back and an estimate of 19 million shares to be issued under the Group’s dividend package plans and staff and option plans.

Management Discussion & Analysis – Banking

TOTAL BANKING

Total Banking includes Retail Banking, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). It excludes Wealth Management.

Performance Summary

	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Sep 02		Ex FX (1)
	$m	$m	%	%
Net interest income	7,302	7,101	2.8	4.5
Other operating income (2)	4,394	3,981	10.4	11.7
Total income	11,696	11,082	5.5	7.1
FSE pension fund expense	(93)	(28)	large	large
Other operating expenses (2)	(5,572)	(5,304)	(5.1)	(6.5)
Underlying profit	6,031	5,750	4.9	6.4
Charge to provide for doubtful debts	(632)	(648)	2.5	(0.2)
Cash earnings before tax	5,399	5,102	5.8	7.2
Income tax expense	(1,512)	(1,460)	(3.6)	(4.2)
Cash earnings before significant items	3,887	3,642	6.7	8.4
Net profit attributable to outside equity interest	(8)	—	large	large
Cash earnings before significant items after outside equity interest	3,879	3,642	6.5	8.2

	Half year to		Fav/ (unfav) change on Mar 03
	Sep 03	Mar 03		Ex FX (1)
	$m	$m	%	%
Net interest income	3,610	3,692	(2.2)	1.9
Other operating income (2)	2,270	2,124	6.9	10.6
Total income	5,880	5,816	1.1	5.1
FSE pension fund expense	(53)	(40)	(32.5)	(45.0)
Other operating expenses (2)	(2,862)	(2,710)	(5.6)	(10.0)
Underlying profit	2,965	3,066	(3.3)	0.3
Charge to provide for doubtful debts	(311)	(321)	3.1	(2.2)
Cash earnings before tax	2,654	2,745	(3.3)	—
Income tax expense	(731)	(781)	6.4	3.7
Cash earnings before significant items	1,923	1,964	(2.1)	1.5
Net profit attributable to outside equity interest	(4)	(4)	—	—
Cash earnings before significant items after outside equity interest	1,919	1,960	(2.1)	1.5

	Half year to		Year to
	Sep 03	Mar 03	Sep 03	Sep 02
	$m	$m	$m	$m
Performance & profitability
Cost to income ratio	49.6%	47.3%	48.4%	48.1%
Cost to income ratio (excl. FSE pension expense)	48.7%	46.6%	47.6%	47.9%

(1)       Change expressed at constant foreign exchange rates.

(2)       Total Banking is gross of inter-divisional eliminations.

Management Discussion & Analysis – Retail Banking

RETAIL BANKING

The regional Retail Financial Services Divisions include the business,agribusiness and consumer financial services retailers, as well as cards, payments and leasing units together with supporting Customer Service and Operations. These operate in Australia, Europe and New Zealand. They exclude Wealth Management, Corporate & Institutional Banking and Other (including Excess Capital, Group Funding & Corporate Centre). The regional financial services businesses aim to develop long-term relationships with their customers by providing products and services that consistently meet the full financial needs of customers.

Performance Summary

	Year to		Fav/(unfav) change on Sep 02
	Sep 03	Sep 02		Ex FX (1)
	$m	$m	%	%
Net interest income	6,538	6,289	4.0	5.0
Other operating income (2)	3,229	3,091	4.5	5.2
Total income	9,767	9,380	4.1	5.1
FSE pension fund expense	(93)	(28)	large	large
Other operating expenses (2)	(4,622)	(4,543)	(1.7)	(2.7)
Underlying profit	5,052	4,809	5.1	5.9
Charge to provide for doubtful debts	(573)	(519)	(10.4)	(12.9)
Cash earnings before tax	4,479	4,290	4.4	5.1
Income tax expense	(1,369)	(1,310)	(4.5)	(5.3)
Cash earnings before significant items	3,110	2,980	4.4	5.0

	Half year to		Fav/(unfav) change on Mar 03
	Sep 03	Mar 03		Ex FX (1)
	$m	$m	%	%
Net interest income	3,261	3,277	(0.5)	3.4
Other operating income (2)	1,609	1,620	(0.7)	2.7
Total income	4,870	4,897	(0.6)	3.1
FSE pension fund expense	(53)	(40)	(32.5)	(45.0)
Other operating expenses (2)	(2,323)	(2,299)	(1.0)	(4.8)
Underlying profit	2,494	2,558	(2.5)	0.9
Charge to provide for doubtful debts	(275)	(298)	7.7	3.7
Cash earnings before tax	2,219	2,260	(1.8)	1.6
Income tax expense	(680)	(689)	1.3	(1.9)
Cash earnings before significant items	1,539	1,571	(2.0)	1.4

(1)       Change expressed at constant foreign exchange rates.

(2)       Retail Banking is the sum of total Financial Services Australia, Financial Services Europe and Financial Services New Zealand, gross of inter-divisional eliminations.

Management Discussion & Analysis – Financial Services Australia

FINANCIAL SERVICES AUSTRALIA

Performance Summary

	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Net interest income	1,809	1,710	5.8	3,519	3,307	6.4
Other operating income	1,000	950	5.3	1,950	1,780	9.6
Total income	2,809	2,660	5.6	5,469	5,087	7.5
Other operating expenses	(1,288)	(1,214)	(6.1)	(2,502)	(2,450)	(2.1)
Underlying profit	1,521	1,446	5.2	2,967	2,637	12.5
Charge to provide for doubtful debts	(142)	(156)	9.0	(298)	(146)	large
Cash earnings before tax	1,379	1,290	6.9	2,669	2,491	7.1
Income tax expense	(412)	(386)	(6.7)	(798)	(734)	(8.7)
Cash earnings before significant items (1)	967	904	7.0	1,871	1,757	6.5

(1)                 Refer to Note 1 for a reconciliation of Financial Services Australia’s result to Group net profit.

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.39%	1.39%		1.39%	1.51%
Cost to income ratio	45.8%	45.6%		45.7%	48.2%
Cash earnings per average FTE (annualised) ($’000)	108	100		104	96
Net interest income
Net interest margin	3.11%	3.18%		3.14%	3.45%
Net interest spread	2.64%	2.73%		2.68%	2.95%
Average balance sheet ($bn)
Gross loans and acceptances	137.1	127.7	7.4%	132.4	114.8	15.3%
Interest-earning assets	115.3	107.1	7.7%	111.2	94.8	17.3%
Retail deposits	61.5	59.7	3.0%	60.6	54.7	10.8%

	As at
	Sep 03	Mar 03	Sep 02
Asset quality
Gross non-accrual loans ($m)	494	685	634
Gross loans and acceptances ($bn)	140.5	131.3	122.9
Gross non-accrual loans to gross loans and acceptances	0.35%	0.52%	0.52%
Specific provision to gross impaired assets	27.6%	31.3%	25.5%
Full-time equivalent employees (FTE)(2)	17,233	18,149	17,928

(2)                 Comparative information in relation to FTEs has been restated to reflect the transfer of technology FTEs in relation to Group-wide projects from Financial Services Australia to Corporate Centre.

Management Discussion & Analysis – Financial Services Australia

Financial performance

Cash earnings increased 6.5% over the prior year, reflecting strong underlying profit growth and a higher charge for doubtful debts largely related to a single exposure.

Underlying profit increased 12.5%, with the September 2003 half increasing 5.2% compared with the March 2003 half. The cost to income ratio for the year was 45.7% compared to the previous year of 48.2% and is favourable to the target for 2004 of 46.0%.

•                  Net interest income reflected strong growth in lending and deposits.

•                  Net interest margin reduced by 7 basis points in the September 2003 half to 3.11%, after a fall of 20 basis points in the first half. This fall is attributable to the continued low interest rate environment impacting return from capital and interest rate insensitive deposits, the higher weighting of housing in the portfolio, and a continued focus on asset quality.

•                  Other operating income increased as a result of the growth in housing lending, strong growth in bill acceptances (up 11.7% since September 2002) and higher transaction revenue.

•                  Operating expenses were contained, growing 2.1% over the year. Increase in second half costs represents expenses associated with investment in the Technology platform (network infrastructure costs associated with the roll out of technology and firewall/security costs) and the timing of performance-related bonus and annual leave provisions. The trend of higher costs in the second half is consistent with prior years.

Asset quality has been impacted by one large well-publicised account for which a receiver/manager was appointed in early April 2003. A charge of $104 million has been recognised in the results during the year in relation to this account ($46 million booked in the March 2003 half). The focus on credit quality and capital efficiency continues resulting in gross non-accrual loans as a percentage of gross loans and acceptances of 0.35%, an improvement of 17 basis points on March 2003.

Key achievements

•                  Strong growth in lending and deposits. Housing lending grew 20.3%. Business lending grew 8.9%. Deposits grew 10.6%.

•                  Leveraged customer relationship management capability to generate over one million customer contacts

•                  Invested in 20 new integrated financial service centres to provide convenient customer access and meet all financial needs in one location

•                  Productivity improvement of 25% in lending processes supported by the roll out of electronic consumer and business lending

•                  Committed two days per person to volunteer leave and as at 30 September 2003, 1,933 days contributed to local community activities. Included in $7.3 million of community donations/sponsorships, $1,000 was provided to each branch to allocate at the discretion of local staff to an appropriate community charity or activity.

Management Discussion & Analysis – Financial Services Europe

FINANCIAL SERVICES EUROPE

Performance Summary

Australian dollars	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Net interest income	1,129	1,239	(8.9)	2,368	2,433	(2.7)
Other operating income	447	503	(11.1)	950	1,028	(7.6)
Total income	1,576	1,742	(9.5)	3,318	3,461	(4.1)
Pension fund expense	(53)	(40)	(32.5)	(93)	(28)	large
Other operating expenses	(794)	(833)	4.7	(1,627)	(1,649)	1.3
Underlying profit	729	869	(16.1)	1,598	1,784	(10.4)
Charge to provide for doubtful debts	(119)	(135)	11.9	(254)	(378)	32.8
Cash earnings before tax	610	734	(16.9)	1,344	1,406	(4.4)
Income tax expense	(190)	(226)	15.9	(416)	(440)	5.5
Cash earnings before significant items (1)	420	508	(17.3)	928	966	(3.9)

Add: Pension fund expense (after tax)	37	28	(32.5)	65	20	large
Cash earnings before pension fund expense & significant items	457	536	(14.7)	993	986	0.7

(1)                 Refer to Note 1 for a reconciliation of Financial Services Europe’s result to Group net profit.

Pounds sterling

	£m	£m	%	£m	£m	%
Net interest income	454	449	1.1	903	880	2.6
Other operating income	180	182	(1.1)	362	371	(2.4)
Total income	634	631	0.5	1,265	1,251	1.1
Pension fund expense	(21)	(15)	(40.0)	(36)	(10)	large
Other operating expenses	(320)	(301)	(6.3)	(621)	(596)	(4.2)
Underlying profit	293	315	(7.0)	608	645	(5.7)
Charge to provide for doubtful debts	(48)	(49)	2.0	(97)	(136)	28.7
Cash earnings before tax	245	266	(7.9)	511	509	0.4
Income tax expense	(76)	(82)	7.3	(158)	(159)	0.6
Cash earnings before significant items	169	184	(8.2)	353	350	0.9

Add: Pension fund expense (after tax)	14	11	(40.0)	25	7	large
Cash earnings before pension fund expense & significant items	183	195	(6.2)	378	357	5.9

Underlying profit before pension	314	330	(4.8)	644	655	(1.7)

Management Discussion & Analysis – Financial Services Europe

Key Performance Measures	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	£m	£m	%	£m	£m	%
Performance & profitability
Return on average assets (annualised)	1.27%	1.43%		1.36%	1.39%
Cost to income ratio	53.8%	50.1%		51.9%	48.4%
Cost to income ratio (excl. pension fund expense)	50.5%	47.7%		49.1%	47.6%
Cash earnings per average FTE (annualised)(£’000)	29	32		30	29
Net interest income
Net interest margin	4.13%	4.18%		4.16%	4.18%
Net interest spread	3.83%	3.82%		3.82%	3.73%
Average balance sheet (£bn)
Gross loans and acceptances	20.1	19.7	2.0%	19.9	19.3	3.1%
Interest-earning assets	21.6	21.2	1.9%	21.4	20.7	3.4%
Retail deposits (2)	14.2	13.8	2.9%	14.0	13.1	6.9%

(2)                 Retail deposits for September 2002 have been restated for £0.5bn previously classified within wholesale liabilities.

	As at
	Sep 03	Mar 03	Sep 02
Asset quality
Gross non-accrual loans (£m)	122	162	187
Gross loans and acceptances (£bn)	20.5	20.2	19.6
Gross non-accrual loans to gross loans and acceptances	0.59%	0.80%	0.96%
Specific provision to gross impaired assets	39.9%	35.7%	30.3%
Full-time equivalent employees (FTE)	11,423	11,563	11,719

Financial performance (in local currency)

Cash earnings increased 0.9% on the prior year and decreased 8.2% from the March half. The result has been negatively impacted by higher pension fund expenses. Excluding the impact of pension fund expenses, cash earnings increased 5.9% on the prior year and decreased 6.2% on the March 2003 half.

Excluding pension fund expenses, underlying profit decreased 1.7% on the prior year.

•                  Net interest income reflects growth in mortgage and business lending, and a fall in the net interest margin. Mortgage lending increased 9% on the prior year, (predominantly in the north of England (18%) and Ireland (10%)) and business lending grew 5% on the prior year (predominantly in Ireland (9%) and the north of England (8%)).

•                  The decrease in net interest margin reflects the impact of falling interest rates on retail deposits, together with a change in product mix resulting from housing growth and the focus on selective business lending to enhance the portfolio asset quality. This was mitigated in part by the reduced requirement for wholesale market funding as a result of retail deposit growth of 6.9%.

•                  Other operating income was lower due to a reduction in income from sales of creditor insurance, lower account fee income and the outsourcing of the merchant acquiring business, more than offsetting the impact of lending growth.

•                  Operating expenses, excluding pension expense, increased 4.2% compared with the prior year due to:

•                  Increases in personnel costs as a result of annual salary reviews, mitigated by a reduction in staff numbers, particularly in back office functions;

•                  An increase in customer-facing staff, including additional staff supporting the growth in the south of England.

•                  Increased investment including integration and the front-end teller system;

Management Discussion & Analysis – Financial Services Europe

•                  Higher costs associated with compliance activities including FSA mortgage regulation and the EMU write-off;

•                  Most of the investment occurred in the September half, resulting in a growth rate for expenses of 6.3% on the first half.

The charge to provide for doubtful debts decreased 28.7% on the prior year. During the year the quality of the book improved further, with higher security coverage and a lower risk profile. This was complemented by the repayment of the book value of the largest non-accrual loan and recovery of a large previously written off debt in the March 2003 half.

Key achievements

•                  Strengthened senior executive leadership, including the appointment of John Stewart as CEO.

•                  Proceeding to move to the next phase in completing the legal entity merger of Clydesdale and Yorkshire Banks during 2004.

•                  Program to establish new integrated Financial Services Centres commenced with the first four in Liverpool, Bristol, Reading & Southampton and the next four in Oxford, Milton Keynes, Kent and Hertford.

•                  Investment in new information technology systems to improve customer service in the branches and integrate back office support functions.

Management Discussion & Analysis – Financial Services New Zealand

FINANCIAL SERVICES NEW ZEALAND

Performance Summary

Australian dollars	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Net interest income	323	328	(1.5)	651	549	18.6
Other operating income	162	167	(3.0)	329	283	16.3
Total income	485	495	(2.0)	980	832	17.8
Other operating expenses	(241)	(252)	4.4	(493)	(444)	(11.0)
Underlying profit	244	243	0.4	487	388	25.5
Charge to provide for doubtful debts	(14)	(7)	large	(21)	5	large
Cash earnings before tax	230	236	(2.5)	466	393	18.6
Income tax expense	(78)	(77)	(1.3)	(155)	(136)	(14.0)
Cash earnings before significant items (1)	152	159	(4.4)	311	257	21.0

(1)                 Refer to Note 1 for a reconciliation of Financial Services New Zealand’s result to Group net profit.

New Zealand dollars

	NZ$m	NZ$m	%	NZ$m	NZ$m	%
Net interest income	364	361	0.8	725	657	10.4
Other operating income	183	184	(0.5)	367	339	8.3
Total income	547	545	0.4	1,092	996	9.6
Other operating expenses	(272)	(277)	1.8	(549)	(531)	(3.4)
Underlying profit	275	268	2.6	543	465	16.8
Charge to provide for doubtful debts	(15)	(8)	(87.5)	(23)	5	large
Cash earnings before tax	260	260	—	520	470	10.6
Income tax expense	(88)	(85)	(3.5)	(173)	(162)	(6.8)
Cash earnings before significant items	172	175	(1.7)	347	308	12.7

Key Performance Measures

Performance & profitability
Return on average assets (annualised)	1.21%	1.29%		1.25%	1.18%
Cost to income ratio	49.7%	50.8%		50.3%	53.3%
Cash earnings per average FTE (annualised) (NZ$’000)	80	83		81	71
Net interest income
Net interest margin	2.65%	2.78%		2.71%	2.61%
Net interest spread	2.89%	3.09%		3.00%	2.96%
Average balance sheet (NZ$bn)
Gross loans and acceptances	24.5	22.5	8.9%	23.5	21.1	11.4%
Interest-earning assets	27.3	25.9	5.4%	26.6	25.0	6.4%
Retail deposits	16.1	15.6	3.2%	15.9	14.7	8.2%

Management Discussion & Analysis – Financial Services New Zealand

	As at
	Sep 03	Mar 03	Sep 02
Asset quality
Gross non-accrual loans (NZ$m)	30	38	31
Gross loans and acceptances (NZ$bn)	24.6	22.9	21.4
Gross non-accrual loans to gross loans and acceptances	0.12%	0.17%	0.14%
Specific provision to gross impaired assets	34.5%	28.8%	37.2%
Full-time equivalent employees (FTE)	4,257	4,221	4,277

Financial Performance (in local currency)

Cash earnings increased 12.7% over the prior year reflecting stronger lending and deposit growth and improving housing market share.

Underlying profit increased 16.8% over the prior year.

•                  Higher net interest income reflects housing and deposit volume growth.

•                  Housing grew 17.9%, reflecting a stronger focus backed by a number of innovative products. BNZ is the only major New Zealand bank that does not lend through mortgage brokers.

•                  The current low interest rate environment combined with heightened competition, especially for housing, put increased pressure on the net interest margin. Downward pressure on retail deposit margins as a result of decreases in the official cash rate impacted margins in the second half of the year.

•                  Other operating income grew as a result of higher volumes and transaction levels. It was flat in the second half reflecting the impact of lower tourism and related businesses, and a trend by customers to use more cost-effective channels.

•                  Other operating expenses have increased from the prior year by 3.4%. However, the cost to income ratio improved from 53.3% to 50.3%.

•             Personnel expenses grew by 3.5% reflecting annual salary increases.

•             Non-personal expenses growth remained flat. This is attributable to productivity improvements, offset by increased marketing campaigns supporting the re-launched Brand initiative and increased leasing costs following the sale and lease back of the BNZ Centre.

The charge to provide for doubtful debts has increased by NZ$28 million on the prior year. Whilst the overall asset quality is stable with gross non-accrual loans as a percentage of gross loans and acceptances at 0.12%, increased statistical provisioning, particularly in Agribusiness, has led to higher charges in the second half.

Key achievements

•                  Over the year Bank of New Zealand achieved growth in the number of personal transaction and youth accounts. It captured over 19.0% of home loans systems growth to August 2003 (improvement in market share from 15.1% in September 2002 to 15.6% in September 2003).

•                  Launch of All Blacks Mastercard and BNZ Amex card in May.

•                  Improvement in customer satisfaction as measured by the University of Auckland Customer Satisfaction Survey for 2003, with a 14% increase in the percentage of satisfied / very satisfied residential customers. This has taken the Bank from 5th place (57%) to 2nd at 71%.

•                  Expansion and leverage of customer relationship capability (TOPS) that analyses customer activity, identifies needs and provides leads to Bankers for proactive customer contact.  Over a million leads have been generated since implementation in November 2001.

Management Discussion & Analysis – Corporate & Institutional Banking

CORPORATE & INSTITUTIONAL BANKING

Corporate & Institutional Banking (CIB) is responsible for managing the Group’s relationships with large corporate clients and financial institutions worldwide. CIB operates through an international network of offices in Australia, Europe, New Zealand, North America and Asia.

CIB comprises Corporate Banking, Markets, Specialised Finance, Financial Institutions Group, and a Support Services unit. The business also incorporates Custodian Services, which provides custody and related services to institutions within the Australian, NZ and UK markets.

Performance Summary

			Fav/ (unfav) changeon Mar 03			Fav/(unfav) change on

	Half year to			Year to			Sep 02 Ex FX
	Sep 03	Mar 03		Sep 03	Sep 02	Sep 02
	$m	$m	%	$m	$m	%	%
Net interest income	373	434	(14.1)	807	1,051	(23.2)	(20.3)
Other operating income	585	505	15.8	1,090	887	22.9	26.3
Total income	958	939	2.0	1,897	1,938	(2.1)	1.0
Other operating expenses	(380)	(374)	(1.6)	(754)	(759)	0.7	(3.0)
Underlying profit	578	565	2.3	1,143	1,179	(3.1)	(0.3)
Charge to provide for doubtful debts	(40)	(23)	(73.9)	(63)	(167)	62.3	59.3
Cash earnings before tax	538	542	(0.7)	1,080	1,012	6.7	9.5
Income tax expense	(99)	(126)	21.4	(225)	(194)	(16.0)	(18.7)
Cash earnings before significant items(1)	439	416	5.5	855	818	4.5	7.3
Net profit attributable to outside equity interest	(5)	(4)	(25.0)	(9)	—	large	large
Cash earnings before significant items and after outside equity interest	434	412	5.3	846	818	3.4	6.2

(1)                 Refer to Note 1 for a reconciliation of Corporate & Institutional Banking’s result to Group net profit.

Key Performance Measures

Performance & profitability
Return on average risk-weighted assets (annualised) (%)	2.8%	2.8%		2.8%	2.8%
Cost to income ratio	39.7%	39.8%		39.7%	39.2%
Cash earnings per average FTE (annualised) ($’000) (2)	338	330		333	315
Net interest income
Net interest margin	0.53%	0.58%		0.56%	0.77%
Average balance sheet ($bn)
Core lending	35.7	37.5	(4.8)%	36.6	36.2	1.1%
Core lending and acceptances	41.4	43.3	(4.4)%	42.3	43.4	(2.5)%
Gross loans and acceptances	59.2	60.4	(2.0)%	59.8	52.1	14.8%
Interest-earning assets	141.0	148.7	(5.2)%	144.8	136.3	6.2%
Risk-weighted assets	68.4	66.2	3.3%	67.3	68.3	(1.5)%

(2)                 Cash earnings before significant items and after outside equity interest

Management Discussion & Analysis – Corporate & Institutional Banking

	As at
	Sep 03	Mar 03	Sep 02
Asset quality
Gross non-accrual loans ($m)	539	427	370
Gross loans and acceptances ($bn)	58.3	60.7	53.9
Gross non-accrual loans to gross loans and acceptances	0.92%	0.70%	0.69%
Specific provision to gross impaired assets	36.1%	43.3%	55.0%
Full-time equivalent employees (FTE)	2,612	2,537	2,564

Financial performance

Cash earnings of $846 million increased 3.4% for the year with September 2003 half growth of 5.3% on the March 2003 half year.

•                  Approximately 50% of Corporate & Institutional Banking’s cash earnings are generated from offshore markets. Year on year performance has been adversely affected by the strong appreciation in the Australian dollar. At constant exchange rates cash earnings increased by 6.2%.

•                  Total income was marginally lower than 2002, but up 1% at constant exchange rates. However, the focus of building strong relationships with clients over the past 12 months has improved the quality of earnings.

•                  Growth in customer-related banking income of 10.7%, or 14.4% at constant exchange rates, helped mitigate the impact of lower Markets risk and trading income arising from a flat yield curve environment and reduced volatility in foreign exchange markets. The increase in other operating income in the second half was influenced by strong deal flows, particularly in structured finance.

•                  Net interest income decreased 23.2% for the year largely due to a reduction in money markets income.  Other operating income continues to show strong growth reflecting improved client fee income streams from a larger customer base. The split of net interest income and other operating income can vary considerably depending on market activity and economic conditions.

•                  The underlying margin on core lending business has stayed relatively stable over the year. However, the overall margin reduced primarily due to product mix, with a reduction in contribution from money markets and growth in securities under reverse repurchase agreements.

•                  Expenses rose marginally at constant exchange rates, reflecting investment in strategies to support the ongoing growth in client revenue. The cost to income ratio remained relatively stable.

•                  Asset quality improved with the level of exposures rated investment grade equivalent or above increasing from 87.6% at September 2002 to 91.4% at September 2003. The charge for doubtful debts reduced considerably from 2002, which included two large provisions. The level of non-accrual loans is distorted by a NZ facility for which restructuring has been finalised since September 2003 and on which settlement is imminent. Excluding this facility, the level of gross non-accrual loans to gross loans and acceptances reduced to 0.58% and the level of provision coverage on impaired assets improved to 51.4%.

Key achievements

•                  Strong growth in customer-related banking income of 10.7%, or 14.4% at constant exchange rates, with 325 new clients joining during the year.

•                  Debt market sales increased 18.4%. Product offerings, particularly in securitisation and commodity derivatives, have been a key enabler of the growth.

•                  Acquisition of custody client contracts from CBA will significantly increase market share in Australia.

•                  Maintained No. 1 status for Corporate Bonds and significantly improved the position in the Securitisation Markets.

Management Discussion & Analysis – Wealth Management

WEALTH MANAGEMENT

Wealth Management operates a diverse portfolio of financial services businesses. It provides financial planning, insurance, private banking, superannuation and investment solutions to both retail and corporate customers and portfolio implementation systems and infrastructure services to financial advisers. The businesses operate across four regions, Australia, Europe (Great Britain & Ireland), New Zealand and Asia.

Sources of Operating Profit

	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Life company – planned profit margins	123	118	4.2	241	263	(8.4)
Life company – experience profit/(loss)	9	(4)	large	5	(33)	large
Capitalised losses	7	3	large	10	(4)	large
Life company operating margins (1)	139	117	18.8	256	226	13.3
Operating profits from non-life businesses
• Operating profits (2)	58	49	18.4	107	139	(23.0)
• NAFiM investor compensation and associated costs	(11)	(8)	(37.5)	(19)	(45)	57.7
• Strategic investment expenditure	(15)	(13)	(15.4)	(28)	(23)	(21.7)
Investment earnings on shareholders’ retained profits and capital from life businesses	42	16	large	58	(5)	large
Operating profit after tax and outside equity interest	213	161	32.3	374	292	28.1
Revaluation profit/ (loss) after tax	5	(205)	large	(200)	(152)	(31.6)
Net profit before significant items and after outside equity interest	218	(44)	large	174	140	24.3

(1)                 Life Company operating margins are net of outside equity interest.

(2)                 Operating profits from non-life businesses includes Private Bank and the shareholders’ funds of life insurance companies and other businesses.

Wealth Management produced operating profit after tax and outside equity interests for the year of $374 million, an increase of 28.1% on September 2002. The result accommodates a significant increase in compliance and regulatory expenditure as the industry went through some of its most significant changes this decade. During the year the business continued to invest for future growth, with $28 million after tax of investment expenditure included within the above result to fund strategic investment programs in both Australia and the UK.

Revaluation profit for the September half was $5 million reflecting an improvement in the business outlook.

Life company operating margins

Life company operating margins increased by $30 million, an increase of 13.3% on September 2002.

Planned profit margins decreased by $22 million, reflecting the impact of large withdrawals in the traditional business due to the decline of the secondary market and the incorporation of negative disability experience outcomes from 2002 into 2003 assumptions. Lower sales and funds under management, impacting fee income within the investments business, were offset by anticipated growth in inforce annual insurance premiums.

Experience profits were positively impacted by actively managed business expenditure and favourable investment conditions in the September 2003 half resulting in higher fee income. Within the insurance business, disability claims experience has stabilised and lump sum experience remains favourable.

Capitalised losses of $10 million were reversed during the year, reflecting favourable experience and latest available data.

Management Discussion & Analysis – Wealth Management

Operating profits from non-life businesses

Operating profit from non-life businesses decreased $32 million. Whilst the Private Bank continued to record strong growth with a 17% increase in earnings, and the Australian investments businesses recorded stable earnings in difficult operating conditions, the UK non-life businesses were adversely impacted by negative investor sentiment.

The result also includes $32 million of compliance costs and expenditure on regulatory projects such as FSRA and superannuation legislation changes.

Additional compensation and associated costs of $19 million have been provided in relation to NAFiM investor compensation announced in August 2002.

Strategic investment spend in both the Australian and UK businesses has continued with a number of key initiatives delivered during the course of the year. The profit impact of this expenditure was $19 million and $9 million respectively.

Investment earnings on shareholders’ retained profits and capital from life businesses

Investment earnings generated on shareholders’ invested capital in the statutory funds of the life businesses were $58 million. The improved performance correlates to the movements in the major stockmarket indices in those periods. The result reflects the significant volatility experienced in the half year to March 2003 and steady improvement in equity market returns in the September 2003 half year.  Shareholders’ capital is invested in fixed interest and cash (73%) with the remaining balance in equities, consistent with the investment profile of policyholder assets and regional regulatory requirements.

Operating profit by business segment (1)

	Year to		Fav/ (unfav) change on Sep 02
	Sep 03	Sep 02
	$m	$m	%
Investments (2)	142	184	(22.8)
Insurance (3)	204	137	48.9
Other (4)	17	44	(61.4)
Profit from operations (after tax) (5)	363	365	(0.5)

(1)       Reflects operating profit by business type irrespective of the legal entity through which the business is written. This differs from the sources of operating profit disclosure, where all business written through life company statutory funds, irrespective of the business type (investments or life insurance) is included in life company operating margins.

(2)       Investments includes funds management, funds administration, asset management and on-line investing.

(3)       Insurance includes retail insurance (covering life insurance, income insurance and general insurance agency) and group insurance for members of a corporate, business or club.

(4)       Other includes the shareholders branches of the life companies, private bank, advice solutions and other businesses.

(5)       Profit from operations by business segment includes life company operating margins and operating profits from non-life businesses. It excludes NAFiM investor compensation and associated costs, strategic investment expenditure and investment earnings on shareholders’ retained profits and capital from life businesses.

The Investments result was impacted by unfavourable market conditions particularly in the first half on the UK and Australian investments business. The Insurance business was positively impacted by growth in in-force annual insurance premiums, stabilising claims experience and favourable lump sum business experience, while Other profits decreased primarily due to increased regulatory and compliance spend.

Management Discussion & Analysis – Wealth Management

Key Performance Measures

	Half year to		Year to
	Sep 03	Mar 03	Sep 03	Sep 02
Sales ($bn) (1)	7.1	5.3	12.4	16.4

	As at
	Sep 03	Mar 03	Sep 02
Total funds under management and administration ($ bn) (1)	73.1	65.1	65.6
Market share - Australia%
Platforms – master funds & wraps (2) (3)	19.2	N/a	N/a
Retail funds management (2)	13.7	14.1	14.5
Net annual retail inflows (2)	11.3	16.7	22.5
Wholesale funds management (2)	6.7	6.3	5.7
Net annual wholesale inflows (2)	30.7	29.0	5.8
Retail risk insurance (4)	14.7	14.1	13.7
New retail risk annual premiums (4)	16.5	16.8	14.9
Other (no.)
Financial advisers (5)	3,215	2,972	3,309
• Bank channels	643	643	783
• Aligned dealerships	2,572	2,329	2,526
Full-time equivalent employees (FTEs) (6)	6,174	5,910	6,105

(1)       Sales and funds under management and administration have been restated to exclude joint venture interests.

(2)       Source: ASSIRT Market Share Reports as at June 2003, December 2002 and June 2002.

(3)       At 30 June 2003, National/MLC changed the methodology used to report Platform data to only include assets on the MLC platform. As a result prior period market share data is not comparable. (Market share based on the old methodology: March 2003: 24.3%, September 2002: 26.7%).

(4)       Source: DEXX&R Research Reports. Retail risk insurance includes term, trauma and disability insurance at June 2003, September 2002 and March 2002.

(5)       Significant business is also sourced from Independent Financial Advisers (IFAs). There are currently active relationships with over 1,600 IFAs. Financial advisers at September 2003 include 1,403 for the Australian business and 1,812 for the UK and Asian businesses, which compares with 1,463 and 1,509 respectively at March 2003 and 1,501 and 1,808 respectively at September 2002.

(6)       FTEs at 30 September 2003 include the impact of acquisitions (Plum Financial Services Limited (152) and an increased interest in Advance MLC Assurance Co. Limited (Thailand) (20)). It also reflects the increased number of FTEs engaged in regulatory, compliance and strategic reinvestment projects.

Funds under management / administration

Strong investment returns and the acquisition of the remaining 50% of Plum Financial Services Limited in the September 2003 half has led to funds under management and administration increasing by 11% on September 2002.

Investments

With a market share of 19.2% at 30 June 2003, Wealth Management continues to be the number one provider of retail investment platforms, (masterfunds and wraps) in Australia. Market share in retail funds under management is 13.7%, with second position retained. The decrease in net annual retail inflows reflects the impact of lower inflows during the first half of the year. Wholesale funds management market share increased to 6.7%.

Insurance

Wealth Management held the largest share of the Australian retail life insurance market as at 30 June 2003, with a 16.5% share of annual new business sales and a 14.7% share of premiums in force.

Efficiency measures

Robust cost containment together with growth in the insurance business has resulted in a cost to premium income ratio for the year of 20% compared with 22% for the 2002 year, exceeding the 2004 full year target of 21%.

Management Discussion & Analysis – Wealth Management

The cost to funds under management ratio for the investments business achieved 60 basis points* as a result of cost containment and higher closing funds under management. This compares with 67 basis points for the year ended 30 September 2002*, and against a 2004 target of 65 basis points.

*Excluding NAFiM investor compensation and associated costs.

Valuation and revaluation profit/(loss)

Valuation of businesses held in the mark to market environment increased by $158 million from $6,475 million at September 2002 to $6,633 million at 30 September 2003. Values shown are directors’ market valuations.  The valuations are based on Discounted Cash Flow (DCF) valuations prepared by Tillinghast - Towers Perrin (Tillinghast), using, for the Australian and New Zealand entities, risk discount rates specified by the directors.

The components comprising the change in value are summarised below:

NAFiM subsidiaries
Market value summary ($m)

	Net assets (1)	Value of inforce business	Embedd -ed value	Value of future new business (2)	Market value
Market value at 30 September 2002	1,301	2,252	3,553	2,922	6,475

Operating profits after tax of NAFiM subsidiaries (3)	293	—	293	—	293
Capital and other movements (4)	25	—	25	—	25
Increase in shareholders net assets	318	—	318	—	318
Revaluation profit /(loss) components before tax:
Business assumptions & roll forward
Roll forward of DCF (5)	—	399	399	—	399
Change in business assumptions & experience	—	(235)	(235)	(324)	(559)
Revaluation profit/(loss) before tax (6)	—	164	164	(324)	(160)
Excess movements (7)	(47)	47	—	—	—
Market value at 30 September 2003	1,572	2,463	4,035	2,598	6,633

(1)                 Net assets represent the shareholder capital reserves and retained profits. A portion of these net assets is non-distributable, as it is required to support regulatory capital requirements. The cost of this capital support is reflected in the value of inforce business.

(2)                 For some smaller entities the projection of future new business and inforce business is combined for the purposes of valuation. For these entities the value of future new business is reflected in the embedded value.

(3)                 Operating profit after income tax is before revaluations and excludes operating profits of entities outside the market value accounting environment; ie. the operating profits after tax from NAFiM’s own business, and other entities not owned by NAFiM.

(4)                 Capital and other movements represent movements in value such as the payment of dividends, capital injections and reductions, acquisitions of subsidiaries and foreign exchange movements on intragroup debt related to international subsidiaries.

(5)                 The roll forward represents the growth over the period at the valuation discount rate over and above operating profit.

(6)                 The revaluation profit/(loss) before tax does not include revaluation uplift in respect of NAFiM’s own business. AASB 1038 requires assets of a life company to be valued at net market value; since NAFiM is the parent life entity, the change in market value of its own life business is not brought to account.

(7)                 Excess movements represent excess on the transfer from associate to subsidiary of Plum Financial Services Limited, increased interest in Advance MLC Assurance Co. Limited (Thailand), foreign exchange impacts on the net assets of international subsidiaries and market value of intragroup debt.

Revaluation profit/(loss)

The full year revaluation loss of $160 million before tax comprises second half revaluation profit of $79 million and first half revaluation loss of $239 million. The components that contributed to the full year revaluation loss comprised the effect of assumption changes and experience, offset by the anticipated growth in the business above current levels of operating profit (ie. the roll forward of the DCF).

The assumption changes primarily comprised lower retail sales volumes than anticipated at September 2002, resulting in a reduction from 51% to 43% in the ratio of the Australian value of future new business to total Australian market value.  Further, weaker operating environments have reduced the values of the international businesses, as has the overall strengthening in the Australian dollar. The impact of these factors has been mitigated to some extent by the active management of expenses.

Management Discussion & Analysis – Wealth Management

The adverse impact on value of poor investment returns in the March half has largely been offset by improved investment returns experienced in the second half.

Included within ‘capital and other movements’ is a net capital injection of $135 million, which includes a $140 million injection into the insurance business to support the growth in the risk insurance business. A favourable foreign exchange movement on the intra-group debt related to the international subsidiaries is also included in this category.

Entities held within the mark to market environment include operations in Australia, Europe, New Zealand and Asia. Value by both region and business segment are summarised below:

NAFiM subsidiaries
Market value summary ($m)

	At 30 Sep 2003
	Net assets	Value of inforce business	Embedd -ed value	Value of future new business	Market value	At 30 Sep 02 Market value
By region
Australia	1,221	2,062	3,283	2,492	5,775	5,430
Europe	209	261	470	34	504	616
New Zealand	20	47	67	10	77	97
Asia	122	93	215	62	277	332
Market value at 30 September	1,572	2,463	4,035	2,598	6,633	6,475
By business segment
Investments	768	1,189	1,957	1,750	3,707	3,847
Insurance	695	1,242	1,937	848	2,785	2,444
Other	109	32	141	—	141	184
Market value at 30 September	1,572	2,463	4,035	2,598	6,633	6,475

Actuarial assumptions applied in the determination of market value

Actuarial assumptions applied in the determination of market values for significant Wealth Management businesses held within the mark to market environment are summarised as follows:

	September 2003			September 2002
	New business multiplier (2)	Risk discount rate (3) (%)	Franking credit assumptn (%) (4)	New business multiplier (2)	Risk discount rate (3) (%)	Franking credit assumptn (%) (4)
Assumptions applied in the determination of market value (1)
Insurance – Australia	9.1	11.0	70	10.1	11.0	70
Investments – Australia	9.1	11.0 - 12.0	70	8.7	11.0 - 12.0	70
New Zealand	6.8	11.25 - 12.50	70	8.3	11.75 - 12.75	70
Hong Kong	9.0	12.5	—	9.0	12.5	—

(1)                               The bulk of the European valuation was performed on an aggregate basis. Where the European business valuations identified separate values of inforce business and future new business, approximate methods were used to derive the value of future business that did not involve new business multipliers. The risk discount rate used in European valuations at 30 September 2003 was 10%.

(2)                               Australian new business multipliers represent the multiple of value arising from the 12 months to 30 September 2002 and the 12 months to 30 September 2003 new business experience respectively that equates to the value of future new business. It reflects the risk discount rate, anticipated new business growth and expected industry growth rates thereafter, together with an allowance for the expected pressure to reduce profit margins in the future.  For New Zealand, the new business multiplier applying to the WM valuation of the retail investments business has been disclosed.  Whilst this multiplier does not recognise other parts of the Wealth Management New Zealand product range (eg. wholesale investment and life insurance business), the disclosure of this multiplier is considered appropriate to demonstrate the impact of changes in assumptions over the 12 months to 30 September 2003.

(3)                               Risk discount rates are gross of tax and have been derived using the Capital Asset Pricing Model. For the Australian and New Zealand businesses, the rates applied in the directors’ market valuations, as shown in the table above, are 0.5% higher than Tillinghast’s standard rates for DCF valuations of such businesses.

(4)                               The valuations of Australian and New Zealand entities comprise the present value of estimated future distributable profits after corporate tax, together with the present value of 70% of the attaching imputation credits. The valuations of international entities other than New Zealand comprise the present values of estimated future distributable profits after corporate tax.

Management Discussion & Analysis – Other (incl, Excess Capital, Group Funding & Corp. Centre)

OTHER (INCLUDING EXCESS CAPITAL, GROUP FUNDING & CORPORATE CENTRE)

Performance Summary

	Half year to		Fav/ (unfav) change on Mar 03	Year to		Fav/ (unfav) change on Sep 02
By Division	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Excess Capital (1)	16	38	(57.9)	54	137	(60.6)
Group Funding	(34)	(32)	(6.3)	(66)	(265)	75.1
Corporate Centre	(36)	(29)	(24.1)	(65)	(28)	large
Other (2)	(54)	(23)	large	(77)	(156)	50.6

(1)                 Net interest income from excess capital (after tax).

(2)                 Refer to Note 1 for a reconciliation of Other (including Excess Capital, Group Funding & Corporate Centre) to Group net profit.

Excess Capital

The Group’s earnings on excess capital for the 2003 year were $54 million compared with $137 million in the prior year reflecting a lower volume of excess capital due to the impact of the share buy-back and a lower average earning rate.

Earnings on excess capital is calculated by applying the average three-year bank bill swap rate of 4.96% (5.49% prior year) to the estimated excess.

When estimating excess capital, benchmarks are chosen having regard to Australian and international peers and the risk profile and asset base of the Group’s banking operations. Excess capital does not represent the total amount of surplus capital held by the Group.

Group Funding

Group Funding acts as the central vehicle for movements of capital and structural funding to support the Group’s operations. This minimises the earnings distortion to the operating divisions and enhances the comparability of divisional performance over time.

Group Funding experienced a loss of $66 million compared to a loss of $265 million for the prior year.  The main factors contributing to the movement include:

•                  the funding benefit on the proceeds from the sale of SR Investment Inc. (HomeSide);

•                  a one-off benefit on the restructure of the hedging swaps on the TrUEPrSSM preference shares;

•                  lower inter-company funding costs with the falling interest rate environment; and

•                  a one-off unfavourable interest accrual adjustment in the March 2002 half.

Corporate Centre

Corporate Centre comprises the following non-operating units - Group and Corporate Finance, Corporate Development, People & Culture, Risk Management, Nautilus Insurance, Technology, Office of the CEO, and Group eliminations.

The Corporate Centre result for the year has primarily been impacted by four key areas:

•                  an ongoing major review of regulatory compliance and associated quality improvements;

•                  operating costs (including amortisation) of the Integrated Systems Implementation (ISI) program, which is the Group’s strategic infrastructure program;

•                  impact of Basel II and IFRS on the ISI program; and

•                  expenses associated with corporate structure, funding and acquisition-related strategic initiatives.

SECTION 4

RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2003

DETAILED FINANCIAL INFORMATION

The following section does not purport to be a set of financial statements. For the Group’s financial statements refer to the Appendix 4E filed with the ASX.

1. Performance Summary by Division	47
2. Net Interest Income	51
3. Net Interest Margins & Spreads	52
4. Average Balance Sheet & Related Interest	54
5. Gross Loans & Advances	59
6. Net Life Insurance Income	62
7. Revenue	63
8. Expenses	65
9. Full Time Equivalent Employees	67
10. Doubtful Debts	68
11. Asset Quality	70
12. Income Tax Reconciliation	72
13. Significant Items	74
14. Exchange Rates	75
15. Capital Adequacy	77
16. Cash Earnings per Share	79
17. Risk Management	80

Detailed Financial Information - Note 1: Performance Summary by Division

1. PERFORMANCE SUMMARY BY DIVISION

Year to 30 September 2003	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m

Net interest income	2	3,519	2,368	651	807	(43)	7,302	117	—	7,419
Net life insurance income (3)	6	—	—	—	—	—	—	444	—	444
Other operating income (4)	7	1,950	950	329	1,090	75	4,394	733	(117)	5,010
Net operating income		5,469	3,318	980	1,897	32	11,696	1,294	(117)	12,873
Operating expenses (5) (6)	8	(2,502)	(1,720)	(493)	(754)	(196)	(5,665)	(806)	117	(6,354)
Underlying profit		2,967	1,598	487	1,143	(164)	6,031	488	—	6,519
Charge to provide for doubtful debts	10	(298)	(254)	(21)	(63)	4	(632)	(1)	—	(633)
Cash earnings before tax		2,669	1,344	466	1,080	(160)	5,399	487	—	5,886
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(126)	—	(126)
Income tax expense - other	12	(798)	(416)	(155)	(225)	82	(1,512)	(3)	—	(1,515)
Cash earnings before significant items		1,871	928	311	855	(78)	3,887	358	—	4,245
Wealth Management revaluation loss after tax		—	—	—	—	—	—	(200)	—	(200)
Goodwill amortisation		(3)	(62)	(1)	—	(32)	(98)	—	—	(98)
Net profit before significant items		1,868	866	310	855	(110)	3,789	158	—	3,947
Significant items after tax	13	—	—	—	—	—	—	—	—	—
Net profit		1,868	866	310	855	(110)	3,789	158	—	3,947
Net (profit)/loss attributable to outside equity interest		—	—	—	(9)	1	(8)	16	—	8
Net profit attributable to members of the Company		1,868	866	310	846	(109)	3,781	174	—	3,955
Distributions										(183)
Earnings attributable to ordinary shareholders										3,772

Detailed Financial Information - Note 1: Performance Summary by Division

Year ended 30 September 2002	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Ongoing Operations	Disposed Oper- ations (7)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m	$m	$m

Net interest income	2	3,307	2,433	549	1,051	(239)	7,101	101	—	7,202	20	7,222
Net life insurance income (3)	6	—	—	—	—	—	—	(10)	—	(10)	—	(10)
Other operating income (4)	7	1,780	1,028	283	887	3	3,981	799	(132)	4,648	2,736	7,384
Net operating income		5,087	3,461	832	1,938	(236)	11,082	890	(132)	11,840	2,756	14,596
Operating expenses (5) (6)	8	(2,450)	(1,677)	(444)	(759)	(2)	(5,332)	(813)	132	(6,013)	(2,694)	(8,707)
Underlying profit		2,637	1,784	388	1,179	(238)	5,750	77	—	5,827	62	5,889
Charge to provide for doubtful debts	10	(146)	(378)	5	(167)	38	(648)	1	—	(647)	(50)	(697)
Cash earnings before tax		2,491	1,406	393	1,012	(200)	5,102	78	—	5,180	12	5,192
Income tax benefit - net life insurance income	6	—	—	—	—	—	—	248	—	248	—	248
Income tax expense - other	12	(734)	(440)	(136)	(194)	44	(1,460)	(28)	—	(1,488)	86	(1,402)
Cash earnings before significant items		1,757	966	257	818	(156)	3,642	298	—	3,940	98	4,038
Wealth Management revaluation loss after tax		—	—	—	—	—	—	(152)	—	(152)	—	(152)
Goodwill amortisation		—	(62)	(2)	—	(37)	(101)	—	—	(101)	—	(101)
Net profit before significant items		1,757	904	255	818	(193)	3,541	146	—	3,687	98	3,785
Significant items after tax	13	(185)	(117)	(13)	(31)	(40)	(386)	(20)	—	(406)	—	(406)
Net profit		1,572	787	242	787	(233)	3,155	126	—	3,281	98	3,379
Net profit attributable to outside equity interest		—	—	—	—	—	—	(6)	—	(6)	—	(6)
Net profit attributable to members of the Company		1,572	787	242	787	(233)	3,155	120	—	3,275	98	3,373
Distributions												(187)
Earnings attributable to ordinary shareholders												3,186

Detailed Financial Information - Note 1: Performance Summary by Division

Half Year ended 30 September 2003	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m

Net interest income	2	1,809	1,129	323	373	(24)	3,610	63	—	3,673
Net life insurance income (3)	6	—	—	—	—	—	—	363	—	363
Other operating income (4)	7	1,000	447	162	585	76	2,270	367	(59)	2,578
Net operating income		2,809	1,576	485	958	52	5,880	793	(59)	6,614
Operating expenses (5) (6)	8	(1,288)	(847)	(241)	(380)	(159)	(2,915)	(412)	59	(3,268)
Underlying profit		1,521	729	244	578	(107)	2,965	381	—	3,346
Charge to provide for doubtful debts	10	(142)	(119)	(14)	(40)	4	(311)	—	—	(311)
Cash earnings before tax		1,379	610	230	538	(103)	2,654	381	—	3,035
Income tax expense - net life insurance income	6	—	—	—	—	—	—	(196)	—	(196)
Income tax expense - other	12	(412)	(190)	(78)	(99)	48	(731)	6	—	(725)
Cash earnings before significant items		967	420	152	439	(55)	1,923	191	—	2,114
Wealth Management revaluation profit after tax		—	—	—	—	—	—	5	—	5
Goodwill amortisation		(2)	(31)	—	—	(16)	(49)	—	—	(49)
Net profit before significant items		965	389	152	439	(71)	1,874	196	—	2,070
Significant items after tax	13	—	—	—	—	—	—	—	—	—
Net profit		965	389	152	439	(71)	1,874	196	—	2,070
Net (profit)/loss attributable to outside equity interest		—	—	—	(5)	1	(4)	22	—	18
Net profit attributable to members of the Company		965	389	152	434	(70)	1,870	218	—	2,088
Distributions										(89)
Earnings attributable to ordinary shareholders										1,999

Detailed Financial Information - Note 1: Performance Summary by Division

Half Year to 31 March 2003	Note	FSA	FSE	FSNZ	CIB	Other(1)	Total Banking	WM	Elimina- tions(2)	Total Group
		$m	$m	$m	$m	$m	$m	$m	$m	$m

Net interest income	2	1,710	1,239	328	434	(19)	3,692	54	—	3,746
Net life insurance income (3)	6	—	—	—	—	—	—	81	—	81
Other operating income (4)	7	950	503	167	505	(1)	2,124	366	(58)	2,432
Net operating income		2,660	1,742	495	939	(20)	5,816	501	(58)	6,259
Operating expenses (5) (6)	8	(1,214)	(873)	(252)	(374)	(37)	(2,750)	(394)	58	(3,086)
Underlying profit		1,446	869	243	565	(57)	3,066	107	—	3,173
Charge to provide for doubtful debts	10	(156)	(135)	(7)	(23)	—	(321)	(1)	—	(322)
Cash earnings before tax		1,290	734	236	542	(57)	2,745	106	—	2,851
Income tax benefit - net life insurance income	6	—	—	—	—	—	—	70	—	70
Income tax (expense)/benefit - other	12	(386)	(226)	(77)	(126)	34	(781)	(9)	—	(790)
Cash earnings before significant items		904	508	159	416	(23)	1,964	167	—	2,131
Wealth Management revaluation loss after tax		—	—	—	—	—	—	(205)	—	(205)
Goodwill amortisation		(1)	(31)	(1)	—	(16)	(49)	—	—	(49)
Net profit before significant items		903	477	158	416	(39)	1,915	(38)	—	1,877
Significant items after tax		—	—	—	—	—	—	—	—	—
Net profit		903	477	158	416	(39)	1,915	(38)	—	1,877
Net profit attributable to outside equity interest		—	—	—	(4)	—	(4)	(6)	—	(10)
Net profit attributable to members of the Company		903	477	158	412	(39)	1,911	(44)	—	1,867
Distributions										(94)
Earnings attributable to ordinary shareholders										1,773

(1)                               Other includes Excess Capital, Group Funding, Corporate Centre and elimination entries within Total Banking.

(2)                               Elimination of inter-divisional income and expenses (eg. revenue sharing arrangements between divisions).

(3)                               Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group.  The contribution of net life insurance income after tax is $318 million for the September 2003 year.

(4)                               Other operating income excludes the net interest income and net life insurance income and revaluation profit/(loss).

(5)                               Other operating expenses excludes the life insurance expenses incorporated within net life insurance income (Wealth Management only).

(6)                               Other operating expenses includes defined pension expense (Financial Services Europe only).

(7)                               Disposed Operations includes HomeSide, Vivid and intra-group elimination entries.

Detailed Financial Information - Note 2: Net Interest Income

2. NET INTEREST INCOME

	Note			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02
		Half Year to			Year to
		Sep 03	Mar 03		Sep 03	Sep 02
		$m	$m	%	$m	$m	%
Group
Ongoing operations
Interest income
Loans to customers		7,422	7,539	(1.6)	14,961	13,722	9.0
Other		1,243	896	38.7	2,139	2,483	(13.9)
Total interest income	7	8,665	8,435	2.7	17,100	16,205	5.5

Interest expense
Deposits and other borrowings		(3,934)	(3,482)	(13.0)	(7,416)	(6,702)	(10.7)
Other		(1,058)	(1,207)	12.3	(2,265)	(2,301)	1.6
Total interest expense	8	(4,992)	(4,689)	(6.5)	(9,681)	(9,003)	(7.5)
Total ongoing operations		3,673	3,746	(1.9)	7,419	7,202	3.0
Disposed operations
Interest income	7	—	—	—	—	270	large
Interest expense	8	—	—	—	—	(250)	large
Total disposed operations		—	—	—	—	20	large
Net interest income		3,673	3,746	(1.9)	7,419	7,222	2.7

By Division
Ongoing operations
Financial Services Australia		1,809	1,710	5.8	3,519	3,307	6.4
Financial Services Europe		1,129	1,239	(8.9)	2,368	2,433	(2.7)
Financial Services New Zealand		323	328	(1.5)	651	549	18.6
Retail Banking		3,261	3,277	(0.5)	6,538	6,289	4.0
Corporate & Institutional Banking		373	434	(14.1)	807	1,051	(23.2)
Other (incl. Excess Capital, Group Funding & Corporate Centre)		(24)	(19)	(26.3)	(43)	(239)	82.0
Total Banking		3,610	3,692	(2.2)	7,302	7,101	2.8
Wealth Management		63	54	16.7	117	101	15.8
Total ongoing operations		3,673	3,746	(1.9)	7,419	7,202	3.0
Total disposed operations		—	—	—	—	20	large
Net interest income		3,673	3,746	(1.9)	7,419	7,222	2.7

Detailed Financial Information - Note 3: Net Interest Margins & Spreads

3. NET INTEREST MARGINS & SPREADS

			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

	Half Year to			Year to
	Sep 03	Mar 03		Sep 03	Sep 02
	%	%	basis pts	%	%	basis pts
Group
Gross interest spread (1)	2.19	2.24	(0.05)	2.21	2.41	(0.20)
Interest forgone on impaired assets	(0.03)	(0.02)	(0.01)	(0.03)	(0.02)	(0.01)
Net interest spread (2)	2.16	2.22	(0.06)	2.18	2.39	(0.21)
Benefit of net free liabilities, provisions and equity	0.34	0.34	—	0.35	0.28	0.07
Net interest margin (3)	2.50	2.56	(0.06)	2.53	2.67	(0.14)
Net interest margin (excluding earnings on Excess Capital)	2.49	2.52	(0.03)	2.50	2.60	(0.10)

By Region
Australia (4)
Gross interest spread (1)	2.39	2.33	0.06	2.37	2.67	(0.30)
Interest forgone on impaired assets	(0.04)	(0.03)	(0.01)	(0.04)	(0.04)	—
Net interest spread (2)	2.35	2.30	0.05	2.33	2.63	(0.30)
Benefit of net free liabilities, provisions and equity	0.08	0.29	(0.21)	0.18	0.16	0.02
Net interest margin (3)	2.43	2.59	(0.16)	2.51	2.79	(0.28)
Net interest margin (excluding earnings on Excess Capital)	2.40	2.51	(0.11)	2.45	2.57	(0.12)

Europe (4)
Gross interest spread (1)	2.03	2.10	(0.07)	2.07	2.51	(0.44)
Interest forgone on impaired assets	(0.02)	(0.02)	—	(0.02)	(0.02)	—
Net interest spread (2)	2.01	2.08	(0.07)	2.05	2.49	(0.44)
Benefit of net free liabilities, provisions and equity	0.52	0.49	0.03	0.50	0.45	0.05
Net interest margin (3)	2.53	2.57	(0.04)	2.55	2.94	(0.39)

Other International (4)
Gross interest spread (1)	1.36	1.61	(0.25)	1.55	1.31	0.24
Interest forgone on impaired assets	(0.03)	(0.02)	(0.01)	(0.02)	(0.02)	—
Net interest spread (2)	1.33	1.59	(0.26)	1.53	1.29	0.24
Benefit of net free liabilities, provisions and equity	0.50	0.11	0.39	0.23	0.14	0.09
Net interest margin (3)	1.83	1.70	0.13	1.76	1.43	0.33

(1)       Gross interest spread represents the difference between the average interest rate (inclusive of interest forgone on impaired assets) earned and the average interest rate incurred on funds.

(2)       Net Interest spread represents the difference between the average interest rate earned and the average interest rate incurred on funds.

(3)       Net Interest margin is net interest income as a percentage of average interest-earning assets.

(4)       Australia, Europe and Other International include intragroup cross border loans/borrowings and associated interest.

Detailed Financial Information - Note 3: Net Interest Margins & Spreads

			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

	Half Year to			Year to
	Sep 03	Mar 03		Sep 03	Sep 02
	%	%	basis pts	%	%	basis pts
By Division
Net interest margin
Financial Services Australia	3.11	3.18	(0.07)	3.14	3.45	(0.31)
Financial Services Europe	4.13	4.18	(0.05)	4.16	4.18	(0.02)
Financial Services New Zealand	2.65	2.78	(0.13)	2.71	2.61	0.10
Corporate & Institutional Banking	0.53	0.58	(0.05)	0.56	0.77	(0.21)
Net interest spread
Financial Services Australia	2.64	2.73	(0.09)	2.68	2.95	(0.27)
Financial Services Europe	3.83	3.82	0.01	3.82	3.73	0.09
Financial Services New Zealand	2.89	3.09	(0.20)	3.00	2.96	0.04

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

4. AVERAGE BALANCE SHEET & RELATED INTEREST

The following tables set forth the major categories of interest earning assets and interest bearing liabilities, together with their respective interest rates earned or paid by the Group.  Averages are predominantly daily averages. Interest income figures include interest income on non-accruing loans to the extent cash payments have been received. Amounts classified as Other International represent interest-earning assets or interest- bearing liabilities of the controlled entities and overseas branches, excluding Europe and HomeSide. Non- accrual loans are included with interest-earning assets within loans and advances.

Average assets and interest income

	Year ended Sep 03			Year ended Sep 02
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest earning assets
Due from other financial institutions
Australia	4,243	109	2.57	2,824	102	3.61
Europe	6,350	226	3.56	6,796	223	3.28
Other International	3,700	60	1.62	5,605	114	2.03
Regulatory deposits
Europe	140	2	1.43	142	3	2.11
Other International	71	—	—	15	—	—
Marketable debt securities
Australia	16,433	881	5.36	13,910	712	5.12
Europe	9,622	394	4.09	11,312	476	4.21
Other International	8,444	270	3.20	10,212	321	3.14
Loans and advances (1)
Australia	130,541	8,528	6.53	112,714	7,385	6.55
Europe	77,462	4,139	5.34	69,658	4,278	6.14
HomeSide	—	—	—	21	94	n/a
Other International	36,181	2,294	6.34	33,096	2,064	6.24
Other interest earning assets (2)
Australia	8	138	n/a	10	751	n/a
Europe	84	48	n/a	854	59	n/a
HomeSide	—	—	n/a	3,331	170	n/a
Other International	39	11	n/a	27	(277)	n/a
Intragroup loans (3)
Europe	8,719	374	4.29	4,026	236	5.86
Other International	9,357	248	2.65	9,187	219	2.38
Average interest earning assets and interest income incl intragroup loans by:
Australia	151,225	9,656	6.39	129,458	8,950	6.91
Europe	102,377	5,183	5.06	92,788	5,275	5.69
HomeSide	—	—	—	3,352	264	7.88
Other International	57,792	2,883	4.99	58,142	2,441	4.20
Total average interest earning assets and interest income incl. intragroup loans	311,394	17,722	5.69	283,740	16,930	5.97

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

Average assets and interest income

	Year ended Sep 03			Year ended Sep 02
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(18,076)	(622)	3.44	(13,213)	(455)	3.44
Total average interest earning assets by:
Australia	151,225	9,656	6.39	129,458	8,950	6.91
Europe	93,658	4,809	5.13	88,762	5,039	5.68
HomeSide	—	—	—	3,352	264	7.88
Other International	48,435	2,635	5.44	48,955	2,222	4.54
Total average interest earning assets	293,318	17,100	5.83	270,527	16,475	6.09
Non-interest earning assets
Investments relating to life insurance business (4)
Australia	31,246			32,178
Europe	291			310
Other International	199			93
Acceptances
Australia	21,346			21,231
Europe	122			200
Other International	13			119
Property, plant and equipment
Australia	1,362			1,381
Europe	746			767
HomeSide	—			40
Other International	119			172
Other assets
Australia	22,454			20,972
Europe	8,186			6,533
HomeSide	—			6,481
Other International	5,115			3,617
Total average non-interest earning assets by:
Australia	76,408			75,762
Europe	9,345			7,810
HomeSide	—			6,521
Other International	5,446			4,001
Total average non-interest earning assets	91,199			94,094
Provision for doubtful debts
Australia	(1,200)			(1,413)
Europe	(767)			(936)
HomeSide	—			(22)
Other International	(289)			(300)
Total average assets by:
Australia	226,433			203,807
Europe	102,236			95,636
HomeSide	—			9,851
Other International	53,592			52,656
Total average assets	382,261			361,950

Percentage of total average assets applicable to international operations	40.8%			43.7%

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

Average liabilities and interest expense

	Year ended Sep 03			Year ended Sep 02
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest bearing liabilities
Time deposits
Australia	46,911	2,165	4.62	37,411	1,735	4.64
Europe	31,262	985	3.15	32,158	1,173	3.65
Other International	26,854	955	3.56	24,367	799	3.28
Savings deposits
Australia	8,010	337	4.21	6,035	255	4.23
Europe	13,439	261	1.94	14,056	300	2.13
Other International	3,243	107	3.30	2,702	62	2.29
Other demand deposits
Australia	36,290	1,041	2.87	35,022	872	2.49
Europe	13,824	216	1.56	14,384	261	1.81
Other International	2,877	59	2.05	4,459	160	3.59
Government and Official Institutions
Australia	894	36	4.03	805	31	3.85
Other International	1,948	23	1.18	1,706	39	2.29
Due to other financial institutions
Australia	5,750	184	3.20	4,940	180	3.64
Europe	25,471	982	3.86	16,963	667	3.93
Other International	14,074	283	2.01	17,435	424	2.43
Short-term borrowings
HomeSide	—	—	n/a	448	129	28.79
Other International	3,919	46	1.17	4,588	81	1.77
Long-term borrowings
Australia	19,787	654	3.31	19,633	803	4.09
HomeSide	—	—	—	2,848	95	3.34
Other International	577	151	26.17	213	10	4.69
Other interest bearing liabilities
Australia	8,712	805	9.24	7,088	977	13.78
Europe	2	1	n/a	821	—	n/a
Other International	1	245	n/a	—	29	n/a
Loan Capital
Australia	399	20	5.01	626	29	4.63
Europe	1,246	125	10.03	1,167	142	12.17
Intragroup loans
Australia	18,076	622	3.44	13,213	455	3.44
Average interest bearing liabilities and interest expense incl intragroup loans by:
Australia	144,829	5,864	4.05	124,773	5,337	4.28
Europe	85,244	2,570	3.01	79,549	2,543	3.20
HomeSide	—	—	—	3,296	224	6.80
Other International	53,493	1,869	3.49	55,470	1,604	2.89
Total average interest bearing liabilities and interest expense incl. intragroup loans	283,566	10,303	3.63	263,088	9,708	3.69

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

Average liabilities and interest expense

	Year ended Sep 03			Year ended Sep 02
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Intragroup loans eliminations	(18,076)	(622)	3.44	(13,213)	(455)	3.44
Total average interest bearing liabilities and interest expense by:
Australia	126,753	5,242	4.14	111,560	4,882	4.38
Europe	85,244	2,570	3.01	79,549	2,543	3.20
HomeSide	—	—	—	3,296	224	6.80
Other International	53,493	1,869	3.49	55,470	1,604	2.89
Total average interest bearing liabilities and interest expense	265,490	9,681	3.65	249,875	9,253	3.70

Non-interest bearing liabilities
Deposits not bearing interest
Australia	5,215			4,790
Europe	5,776			5,542
Other International	1,273			1,191
Liability on acceptances
Australia	21,346			21,231
Europe	122			200
Other International	13			119
Life insurance policy liabilities (4)
Australia	30,782			30,760
Europe	220			258
Other International	310			61
Other liabilities
Australia	16,485			13,888
Europe	8,126			6,404
HomeSide	—			1,372
Other International	2,992			2,412
Total average non-interest bearing liabilities by:
Australia	73,828			70,669
Europe	14,244			12,404
HomeSide	—			1,372
Other International	4,588			3,783
Total average non-interest bearing liabilities	92,660			88,228

Detailed Financial Information - Note 4: Average Balance Sheet & Related Interest

Equity

	Year ended Sep 03			Year ended Sep 02
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Equity
Ordinary shares	6,559			7,878
Preference share capital	730			730
Trust Preferred Securities	5			—
National Income Securities	1,945			1,945
Contributed equity	9,239			10,553
Reserves	1,285			1,811
Retained profits	12,735			11,415
Parent entity interest	23,259			23,779
Outside equity interest in controlled entities	852			68
Equity	24,111			23,847

Total liabilities and equity	382,261			361,950

Percentage of total average liabilities applicable to international operations	44.0%			46.1%

(1)       Includes non-accrual loans.

(2)       Includes interest on derivatives and escrow deposits.

(3)       The calculations for Australia, Europe, HomeSide and Other International include intragroup cross border loans/borrowings and associated interest.

(4)       Included within investments relating to life insurance business are interest-earning debt securities.  The interest earned from these securities is reported in life insurance income, and has therefore been treated as non-interest earning for the purposes of this note.  The assets and liabilities held in the statutory funds of the Group’s Australian life insurance business are subject to the restrictions of the Life Insurance Act 1995.

Detailed Financial Information - Note 5: Gross Loans & Advances

5. GROSS LOANS & ADVANCES

	As at			Change on
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$m	$m	$m	%	%
By region
Ongoing operations
Australia	141,068	130,058	120,885	8.5	16.7
Europe	76,007	80,226	77,750	(5.3)	(2.2)
New Zealand	27,896	28,174	25,702	(1.0)	8.5
United States	3,645	5,031	7,230	(27.5)	(49.6)
Asia	3,516	3,327	3,936	5.7	(10.7)
Total ongoing operations	252,132	246,816	235,503	2.2	7.1
Total disposed operations	—	—	181	—	large
Total gross loans and advances	252,132	246,816	235,684	2.2	7.0

Securitised loans	585	747	929	(21.7)	(37.0)

By product
Ongoing operations
Housing	111,487	103,458	95,987	7.8	16.1
Term lending (1)(2)	74,230	72,993	73,990	1.7	0.3
Overdrafts	17,205	18,012	18,765	(4.5)	(8.3)
Leasing	14,977	15,772	15,882	(5.0)	(5.7)
Credit cards	6,609	6,512	6,584	1.5	0.4
Other (1)(2)	27,624	30,069	24,295	(8.1)	13.7
Total ongoing operations	252,132	246,816	235,503	2.2	7.1
Total disposed operations	—	—	181	—	large
Total gross loans and advances	252,132	246,816	235,684	2.2	7.0

(1)       Information at 30 September 2002 in relation to reverse repurchase agreements has been reclassified from term lending to other, to ensure consistency with 30 September 2003 and 31 March 2003 balances.

(2)       Loans in Europe of $558 million at 31 March 2003 have been reclassified from other to term lending.

	As at Sep 03
	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
By product & region
Housing	83,018	16,570	11,337	—	562	111,487
Term Lending	34,556	21,544	12,357	3,367	2,406	74,230
Overdrafts	4,810	11,298	1,097	—	—	17,205
Leasing	7,596	7,323	27	—	31	14,977
Credit cards	3,850	1,850	909	—	—	6,609
Other	7,238	17,422	2,169	278	517	27,624
Total gross loans and advances	141,068	76,007	27,896	3,645	3,516	252,132

Detailed Financial Information - Note 5: Gross Loans & Advances

Movement from March 2003 excluding foreign exchange	Increase / (decrease) from Mar 03
	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing	10.1	5.8	9.6	—	9.3	9.4
Term lending (1)	8.8	2.1	3.0	(5.3)	19.8	5.4
Overdrafts	(0.3)	(0.7)	5.6	—	—	(0.2)
Leasing	1.7	(5.5)	3.8	—	(3.1)	(2.0)
Credit cards	5.6	2.5	0.8	—	—	4.0
Other (1)	3.6	(2.0)	(14.6)	(69.3)	8.2	(3.7)
Total gross loans and advances	8.5	0.7	3.9	(18.3)	16.0	5.1

Movement from September 2002 excluding foreign exchange	Increase / (decrease) from Sep 02
	Australia	Europe	New Zealand	United States	Asia	Total
	%	%	%	%	%	%
Housing	21.3	9.9	17.8	large	21.9	19.1
Term lending (2)	12.5	2.1	3.0	(2.7)	10.9	6.9
Overdrafts	(4.2)	6.1	(9.9)	large	—	1.4
Leasing	6.0	(1.2)	large	—	(11.4)	2.5
Credit cards	9.2	(1.0)	2.6	—	—	5.3
Other (2)	20.7	61.6	(3.5)	(87.6)	(5.7)	26.6
Total gross loans and advances	16.7	13.6	7.4	(36.9)	9.4	13.2

(1)    Loans in Europe of $558 million at 31 March 2003 have been reclassified from other to term lending.

(2)    Information at 30 September 2002 in relation to reverse repurchase agreements has been reclassified from term lending to other, to ensure consistency with 30 September 2003 balances.

Detailed Financial Information - Note 5: Gross Loans & Advances

By Division	FSA	FSE	FSNZ	CIB	WM	Other (1)	Total Ongoing Operations	Disposed Operations (2)	Total Group
	$m	$m	$m	$m	$m	$m	$m	$m	$m
As at 30 September 2003
Housing lending	79,062	16,570	11,309	590	4,541	(585)	111,487	—	111,487
Non-housing lending	39,277	33,618	10,178	55,965	2,000	(393)	140,645	—	140,645
Total gross loans and advances	118,339	50,188	21,487	56,555	6,541	(978)	252,132	—	252,132
As at 31 March 2003
Housing lending	72,057	16,641	10,828	610	4,069	(747)	103,458	—	103,458
Non-housing lending	38,201	36,014	10,191	58,097	1,788	(933)	143,358	—	143,358
Total gross loans and advances	110,258	52,655	21,019	58,707	5,857	(1,680)	246,816	—	246,816
As at 30 September 2002
Housing lending	65,720	17,413	9,494	618	3,671	(929)	95,987	89	96,076
Non-housing lending	37,204	40,401	9,360	51,787	1,660	(896)	139,516	92	139,608
Total gross loans and advances	102,924	57,814	18,854	52,405	5,331	(1,825)	235,503	181	235,684

(1)  Other includes Excess Capital, Group Funding, Corporate Centre and intra-group elimination entries.

(2)  Disposed Operations includes HomeSide, Vivid and intra-group elimination entries.

Detailed Financial Information - Note 6: Net Life Insurance Income

6. NET LIFE INSURANCE INCOME

			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

	Half Year to			Year to
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%

Ongoing operations
Premium and related revenue	446	503	(11.3)	949	1,134	(16.3)
Investment revenue	2,535	224	large	2,759	(988)	large
Life insurance income	2,981	727	large	3,708	146	large
Claims expense	(445)	(513)	13.3	(958)	(956)	(0.2)
Change in policy liabilities	(1,768)	250	large	(1,518)	1,637	large
Policy acquisition and maintenance expense	(369)	(344)	(7.3)	(713)	(751)	5.1
Investment management fees	(36)	(39)	7.7	(75)	(86)	12.8
Life insurance expenses	(2,618)	(646)	large	(3,264)	(156)	large
Net life insurance income	363	81	large	444	(10)	large
Interest expense – statutory funds	(8)	(12)	33.3	(20)	(11)	(81.8)
Profit of statutory funds before income tax	355	69	large	424	(21)	large
Income tax (expense)/benefit – statutory funds	(196)	70	large	(126)	248	large
Net profit of statutory funds before outside equity interest	159	139	14.4	298	227	31.3
Net (profit)/ loss attributable to outside equity interest	22	(6)	large	16	(6)	large
Net profit of statutory funds after outside equity interest	181	133	36.1	314	221	42.1

Reconciliation of net profit attributable to the sources of operating profit - statutory funds

Life company operating margins	139	117	18.8	256	226	13.3
Investment earnings on retained earnings	42	16	large	58	(5)	large
Net profit of statutory funds after outside equity interest	181	133	36.1	314	221	42.1

Net life insurance income is the profit before tax excluding net interest income of the life insurance and investments businesses of the statutory funds of the life insurance companies of the Group. Refer to note 57 of the Group’s annual financial report 2003 for further details.

Detailed Financial Information - Note 7: Revenue

7. REVENUE

				Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

		Half Year to			Year to
	Note	Sep 03	Mar 03		Sep 03	Sep 02
		$m	$m	%	$m	$m	%
Ongoing operations
Interest income	2	8,665	8,435	2.7	17,100	16,205	5.5
Premium and related revenue		446	503	(11.3)	949	1,134	(16.3)
Investment revenue		2,535	224	large	2,759	(988)	large
Life insurance income	6	2,981	727	large	3,708	146	large
Wealth Management other operating income		367	366	0.3	733	799	(8.3)
Revaluation profit/(loss)		79	(239)	large	(160)	(155)	(3.2)
Wealth Management total income (1)		446	127	large	573	644	(11.0)

Total Banking other operating income
Dividends received		21	18	16.7	39	35	11.4
Profit on sale of property, plant and equipment and other assets		23	13	76.9	36	13	large
Loan fees from banking		729	698	4.4	1,427	1,348	5.9
Money transfer fees		514	509	1.0	1,023	1,012	1.1
Trading income		307	318	(3.5)	625	563	11.0
Foreign exchange income		5	7	(28.6)	12	15	(20.0)
Fees and commissions		361	396	(8.8)	757	737	2.7
Fleet service fees		45	40	12.5	85	58	46.6
Other income		265	125	large	390	200	95.0
Total Banking other operating income		2,270	2,124	6.9	4,394	3,981	10.4
Eliminations		(59)	(58)	(1.7)	(117)	(132)	11.4
Banking other operating income net of eliminations		2,211	2,066	7.0	4,277	3,849	11.1
Total revenue from ongoing operations		14,303	11,355	26.0	25,658	20,844	23.1

Disposed operations
Interest income		—	—	—	—	270	large
HomeSide
Proceeds from sale of HomeSide operating assets		—	—	—	—	2,314	large
Other		—	—	—	—	423	large
Other operating income		—	—	—	—	2,737	large
Total revenue from disposed operations		—	—	—	—	3,007	large
Significant revenue
Proceeds from sale of SR Investment (HomeSide)		—	—	—	—	2,671	large
Group eliminations		—	—	—	—	(1)	large
Total revenue from ordinary activities		14,303	11,355	26.0	25,658	26,521	(3.3)

(1)       Wealth Management total income excludes life insurance income. Refer to note 6 for further detail.

Detailed Financial Information - Note 7: Revenue

Other operating income (before revaluation profit/(loss) and significant income) by Division

			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

	Half Year to			Year to
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Ongoing operations
Financial Services Australia	1,000	950	5.3	1,950	1,780	9.6
Financial Services Europe	447	503	(11.1)	950	1,028	(7.6)
Financial Services New Zealand	162	167	(3.0)	329	283	16.3
Retail Banking	1,609	1,620	(0.7)	3,229	3,091	4.5
Corporate & Institutional Banking	585	505	15.8	1,090	887	22.9
Other (incl. Excess Capital, Group Funding & Corporate Centre)	76	(1)	large	75	3	large
Total Banking	2,270	2,124	6.9	4,394	3,981	10.4
Wealth Management	367	366	0.3	733	799	(8.3)
Eliminations	(59)	(58)	(1.7)	(117)	(132)	11.4
Total ongoing operations	2,578	2,432	6.0	5,010	4,648	7.8
Disposed operations
HomeSide	—	—	—	—	2,737	large
Eliminations	—	—	—	—	(1)	large
Total disposed operations	—	—	—	—	2,736	large
Other operating income	2,578	2,432	6.0	5,010	7,384	(32.2)

Detailed Financial Information - Note 8: Expenses

8. EXPENSES

				Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

		Half Year to			Year to
	Note	Sep 03	Mar 03		Sep 03	Sep 02
		$m	$m	%	$m	$m	%
Ongoing operations
Interest expense	2	4,992	4,689	(6.5)	9,681	9,003	(7.5)
Claims expense		445	513	13.3	958	956	(0.2)
Change in policy liabilities		1,768	(250)	large	1,518	(1,637)	large
Policy acquisition and maintenance expense		369	344	(7.3)	713	751	5.1
Investment management fees		36	39	7.7	75	86	12.8
Life insurance expenses	6	2,618	646	large	3,264	156	large
Wealth Management other operating expenses		396	383	(3.4)	779	749	(4.0)
Investor compensation and associated costs		16	11	large	27	64	57.8
Wealth Management other operating expenses (1)		412	394	(4.6)	806	813	0.9

Total Banking other operating expenses
Personnel expenses
Salaries and related on costs		1,259	1,279	1.6	2,538	2,462	(3.1)
Superannuation		112	95	(17.9)	207	119	(73.9)
Other		129	106	(21.7)	235	256	8.2
		1,500	1,480	(1.4)	2,980	2,837	(5.0)

Occupancy expenses
Rental on operating leases		126	131	3.8	257	238	(8.0)
Depreciation and amortisation		30	35	14.3	65	75	13.3
Other		104	106	1.9	210	210	—
		260	272	4.4	532	523	(1.7)

General expenses
Advertising and marketing		77	84	8.3	161	161	—
Non-lending losses		42	23	(82.6)	65	47	(38.3)
Communications, postage and stationery		190	189	(0.5)	379	422	10.2
Depreciation and amortisation		169	141	(19.9)	310	288	(7.6)
Fees and commissions		45	39	(15.4)	84	89	5.6
Computer equipment and software		168	109	(54.1)	277	214	(29.4)
Rental on operating leases		33	28	(17.9)	61	51	(19.6)
Professional fees		166	111	(49.5)	277	215	(28.8)
Travel		37	26	(42.3)	63	41	(53.7)
Freight and cartage		33	35	5.7	68	59	(15.3)
Operational (bank & bureau) charges		42	46	8.7	88	102	13.7
Other expenses		153	167	8.4	320	283	(13.1)
		1,155	998	(15.7)	2,153	1,972	(9.2)

Total Banking other operating expenses		2,915	2,750	(6.0)	5,665	5,332	(6.2)
Eliminations		(59)	(58)	1.7	(117)	(132)	(11.4)
Banking other operating expenses net of eliminations		2,856	2,692	(6.1)	5,548	5,200	(6.7)
Other operating expenses		3,268	3,086	(5.9)	6,354	6,013	(5.7)
Total operating expenses from ongoing operations		10,878	8,421	(29.2)	19,299	15,172	(27.2)

Detailed Financial Information - Note 8: Expenses

				Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Mar 02

		Half Year to			Year to
	Note	Sep 03	Mar 03		Sep 03	Sep 02
		$m	$m	%	$m	$m	%
Disposed operations
Interest expense		—	—	—	—	250	large
HomeSide
Carrying value and expenses attributable to the sale of HomeSide operating assets		—	—	—	—	2,322	large
Other		—	—	—	—	371	large
Other disposed operations		—	—	—	—	2	large
Operating expenses		—	—	—	—	2,695	large
Total operating expenses from disposed operations		—	—	—	—	2,945	large

Significant expenses
Restructuring expenses	13	—	—	—	—	580	large
Carrying value of SR Investment sold	13	—	—	—	—	2,686	large
Significant expenses		—	—	—	—	3,266	large
Group eliminations		—	—	—	—	(1)	large
Total operating expenses before goodwill and charge to provide for doubtful debts		10,878	8,421	(29.2)	19,299	21,382	9.7
Amortisation of goodwill		49	49	—	98	101	3.0
Charge to provide for doubtful debts	10	311	322	3.4	633	697	9.2
Total expenses		11,238	8,792	(27.8)	20,030	22,180	9.7

Operating expenses (before goodwill, significant expenses and charge to provide for doubtful debts) by Division

Ongoing operations
Financial Services Australia	1,288	1,214	(6.1)	2,502	2,450	(2.1)
Financial Services Europe	847	873	3.0	1,720	1,677	(2.6)
Financial Services New Zealand	241	252	4.4	493	444	(11.0)
Retail Banking	2,376	2,339	(1.6)	4,715	4,571	(3.2)
Corporate & Institutional Banking	380	374	(1.6)	754	759	0.7
Other (incl. Excess Capital, Group Funding & Corporate Centre)	159	37	large	196	2	large
Total Banking	2,915	2,750	(6.0)	5,665	5,332	(6.2)
Wealth Management	412	394	(4.6)	806	813	0.9
Eliminations	(59)	(58)	1.7	(117)	(132)	(11.4)
Total ongoing operations	3,268	3,086	(5.9)	6,354	6,013	(5.7)
Disposed operations
Vivid	—	—	—	—	2	large
HomeSide	—	—	—	—	2,693	large
Eliminations	—	—	—	—	(1)	large
Total disposed operations	—	—	—	—	2,694	large
Other operating expenses	3,268	3,086	(5.9)	6,354	8,707	27.0

(1)       Wealth Management other operating expenses excludes life insurance expenses. Refer to note 6 for further detail.

Detailed Financial Information - Note 9: Full Time Equivalent Employees

9. FULL TIME EQUIVALENT EMPLOYEES (1)

	As at			Change on
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	No.	No.	No.	%	%
By Region
Ongoing operations
Australia (2) (3) (4)	23,880	24,288	24,294	(1.7)	(1.7)
Europe	13,104	13,298	13,540	(1.5)	(3.2)
New Zealand (2)	4,688	4,640	4,560	1.0	2.8
United States	136	135	127	0.7	7.1
Asia (4)	732	641	641	14.2	14.2
Total ongoing operations	42,540	43,002	43,162	(1.1)	(1.4)
Total disposed operations	—	—	40	large	large
Total full time equivalent employees (FTEs)	42,540	43,002	43,202	(1.1)	(1.5)

By Division
Ongoing operations
Financial Services Australia (2) (5)	17,233	18,149	17,928	(5.0)	(3.9)
Financial Services Europe	11,423	11,563	11,719	(1.2)	(2.5)
Financial Services New Zealand	4,257	4,221	4,277	0.9	(0.5)
Retail Banking	32,913	33,933	33,924	(3.0)	(3.0)
Corporate & Institutional Banking	2,612	2,537	2,564	3.0	1.9
Other (incl. Excess Capital, Group Funding & Corporate Centre) (3) (5)	841	622	569	35.2	47.8
Total Banking	36,366	37,092	37,057	(2.0)	(1.9)
Wealth Management (4)	6,174	5,910	6,105	4.5	1.1
Total ongoing operations	42,540	43,002	43,162	(1.1)	(1.4)
Total disposed operations	—	—	40	large	large
Total full time equivalent employees (FTEs)	42,540	43,002	43,202	(1.1)	(1.5)

Average half year FTEs	43,064	43,016	43,682	0.1	(1.4)

(1)       Full-time equivalent staff include part-time staff (pro-rated) and non-payroll FTE’s (ie. contractors).

(2)       Acquisition of Hertz Fleetlease Ltd on 1 October 2003 increased Financial Services Australia FTEs by 166 (Australia 37, New Zealand 129).

(3)       Includes the impact of growth through global projects (ISI, Basel II and IFRS) of 169.

(4)       Acquisition of Plum Financial Services Limited and an increased interest in Advance MLC Assurance Co. Limited (Thailand) increased FTEs by 172 as at 30 September 2003 (Australia 152, Asia 20).

(5)       Comparative information in relation to FTEs has been restated to reflect the transfer of technology FTEs in relation to Group-wide projects from Financial Services Australia to Corporate Centre.

Detailed Financial Information - Note 10: Doubtful Debts

10. DOUBTFUL DEBTS

			Fav/ (unfav) change on Mar 03			Fav/ (unfav) change on Sep 02

	Half Year to			Year to
	Sep 03	Mar 03		Sep 03	Sep 02
	$m	$m	%	$m	$m	%
Total charge for doubtful debts by Region
Ongoing operations
Australia	161	160	(0.6)	321	108	large
Europe	126	151	16.6	277	381	27.3
New Zealand	11	—	large	11	(12)	large
United States	13	21	38.1	34	169	79.9
Asia	—	(10)	large	(10)	1	large
Total ongoing operations	311	322	3.4	633	647	2.2
Total disposed operations	—	—	—	—	50	large
Total charge to provide for doubtful debts	311	322	3.4	633	697	9.2

Total charge for doubtful debts by Division
Ongoing operations
Financial Services Australia	142	156	9.0	298	146	large
Financial Services Europe	119	135	11.9	254	378	32.8
Financial Services New Zealand	14	7	large	21	(5)	large
Retail Banking	275	298	7.7	573	519	(10.4)
Corporate & Institutional Banking	40	23	(73.9)	63	167	62.3
Other (incl. Excess Capital, Group Funding & Corporate Centre) (1)	(4)	—	large	(4)	(38)	89.5
Total Banking	311	321	3.1	632	648	2.5
Wealth Management	—	1	large	1	(1)	large
Total ongoing operations	311	322	3.4	633	647	2.2
Total disposed operations	—	—	large	—	50	large
Total charge to provide for doubtful debts	311	322	3.4	633	697	9.2

(1)       Reallocation of the Group statistical provisioning reserve to the operating divisions in the year to 30 September 2002.

Detailed Financial Information - Note 10: Doubtful Debts

Movement in provisions for doubtful debts

	Year to Sep 03			Year to Sep 02
	Specific	General	Total	Specific	General	Total
	$m	$m	$m	$m	$m	$m
Opening balance
Ongoing operations	553	2,022	2,575	586	2,180	2,766
HomeSide	—	—	—	—	27	27
Group opening balance	553	2,022	2,575	586	2,207	2,793

Movements relating to ongoing operations
Transfer to/(from) specific/general provision	746	(746)	—	788	(788)	—
Bad debts recovered	217	—	217	171	—	171
Bad debts written off	(1,015)	—	(1,015)	(985)	—	(985)
Charge to profit and loss	—	633	633	—	647	647
Foreign currency translation and consolidation adjustments	(38)	(116)	(154)	(7)	(21)	(28)

Movements relating to disposed operations
HomeSide
Charge to profit and loss	—	—	—	—	46	46
Provision no longer required	—	—	—	—	(70)	(70)
Foreign currency translation and consolidation adjustments	—	—	—	—	(3)	(3)
Vivid
Charge to profit and loss	—	—	—	—	4	4

Closing balance
Ongoing operations	463	1,793	2,256	553	2,022	2,575

Total provisions for doubtful debts	463	1,793	2,256	553	2,022	2,575

Detailed Financial Information - Note 11: Asset Quality

11. ASSET QUALITY

	As at			Change on
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$m	$m	$m	%	%
Summary of impaired assets
Gross non-accrual loans	1,379	1,583	1,590	(12.9)	(13.3)
Gross restructured loans	—	1	6	large	large
Gross assets acquired through security enforcement	2	2	3	—	(33.3)
Gross impaired assets	1,381	1,586	1,599	(12.9)	(13.6)
Less: Specific provisions - non-accrual loans (1)	(422)	(525)	(500)	(19.6)	(15.6)
Net impaired assets	959	1,061	1,099	(9.6)	(12.7)

(1)       Specific provision - non-accrual loans includes $48 million of specific provision in relation to accrued portfolio facilities past due 90-180 days within credit cards.

	As at Sep 03		As at Mar 03		As at Sep 02
	Gross	Net	Gross	Net	Gross	Net
	$m	$m	$m	$m	$m	$m
Total impaired assets by region
Ongoing operations
Australia	658	420	862	556	894	595
Europe	375	248	447	302	544	399
New Zealand	202	187	35	29	27	23
United States	145	104	241	173	117	66
Asia	1	—	1	1	2	1
Total ongoing operations	1,381	959	1,586	1,061	1,584	1,084
Total disposed operations	—	—	—	—	15	15
Total gross impaired assets	1,381	959	1,586	1,061	1,599	1,099

	Australia	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m	$m
Movement in gross impaired assets
Balance at 31 March 2002	917	582	36	220	2	1,757
New	440	128	25	9	—	602
Written off	(195)	(141)	(4)	(101)	—	(441)
Returned to performing or repaid	(268)	(64)	(31)	(1)	—	(364)
Foreign currency translation adjustments	—	41	1	3	—	45
Balance at 30 September 2002	894	546	27	130	2	1,599
New	413	175	29	219	—	836
Written off (2)	(199)	(156)	(2)	(1)	(1)	(359)
Returned to performing or repaid (2)	(246)	(76)	(21)	(87)	—	(430)
Foreign currency translation adjustments	—	(42)	2	(20)	—	(60)
Balance at 31 March 2003	862	447	35	241	1	1,586
New	207	131	199	—	—	537
Written off	(289)	(156)	(3)	(35)	—	(483)
Returned to performing or repaid	(122)	(20)	(23)	(41)	—	(206)
Foreign currency translation adjustments	—	(27)	(6)	(20)	—	(53)
Gross impaired assets at 30 September 2003	658	375	202	145	1	1,381

(2)       For the half year to March 2003, gross impaired assets written off and gross impaired assets returned to performing or repaid in relation to Australia were restated by an equal and off-setting amount of $66 million.

Detailed Financial Information - Note 11: Asset Quality

	As at
	Sep 03	Mar 03	Sep 02
	%	%	%
Gross non-accrual loans to gross loans & acceptances - by region
Ongoing operations
Australia	0.41	0.57	0.63
Europe	0.49	0.55	0.70
New Zealand	0.72	0.12	0.11
United States	3.98	4.79	1.61
Asia	0.03	0.03	0.05
Total ongoing operations	0.51	0.59	0.62
Total disposed operations	—	—	7.74
Total gross non-accrual loans to gross loans & acceptances	0.51	0.59	0.62

Group provisioning coverage ratios
Net impaired assets to total equity (1)	3.9	4.5	4.7
Net impaired assets to total equity plus general provision (1)	3.7	4.1	4.3
Specific provision to gross impaired assets	33.5	36.1	34.6
General and specific provisions to gross impaired assets	163.4	155.7	161.0
General provision to risk-weighted assets	0.71	0.75	0.82

(1)       Total parent entity interest in equity.

The amounts below are not classified as impaired assets and therefore are not included in the summary on the previous page.

	As at			Change on
	Sep 03	Mar 03	Sep 02	Mar 03	Sep 02
	$m	$m	$m	%	%
Memorandum disclosure
Accruing loans past due 90 days or more with adequate security (net) (2)	106	275	283	(61.5)	(62.5)
Accruing portfolio facilities past due 90 to 180 days (net)	23	26	30	(11.5)	(23.3)

90 days past due loans - by region
Ongoing operations
Australia	61	43	29	41.9	large
Europe	41	42	45	(2.4)	(8.9)
New Zealand(2)	4	190	209	(97.9)	(98.1)
Total 90 day past due loans	106	275	283	(61.5)	(62.5)

(2)       Balances at 31 March 2003 and 30 September 2002 have been restated to reflect the revised treatment of accruing loans past due 90 days or more with adequate security.

Detailed Financial Information - Note 12: Income Tax Reconciliation

12. INCOME TAX RECONCILIATION

	Half Year to		Year to
	Sep 03	Mar 03	Sep 03	Sep 02
	$m	$m	$m	$m
Group
Operating profit before income tax
Australia	1,984	1,325	3,309	2,288
Overseas	1,081	1,238	2,319	2,053
Operating (profit) /loss before tax attributable to the statutory funds of the life insurance business	(355)	(69)	(424)	21
Total operating profit excluding that attributable to the statutory funds of the life insurance business before income tax	2,710	2,494	5,204	4,362
Prima facie income tax at 30%	813	748	1,561	1,309
Add/(deduct) tax effect of permanent differences:
Attributable foreign income	13	13	26	25
Non-allowable depreciation on buildings	2	4	6	7
Rebate of tax on dividends, interest etc	(5)	(23)	(28)	44
Foreign tax rate differences	(1)	(3)	(4)	(6)
Amortisation of goodwill	14	15	29	29
Future income tax benefits no longer required	2	—	2	2
Non-taxable amounts attributable to HomeSide US operation	—	—	—	(53)
Restatement of tax timing differences due to changes in the Australian company income tax rate	—	—	—	2
Recognition of HomeSide US operation future income tax benefit not previously recognised	—	—	—	(89)
Under/(over) provision in prior year	(12)	6	(6)	6
Other	(27)	(4)	(31)	(66)
Total income tax expense on operating profit excluding that attributable to the statutory funds of the life insurance business	799	756	1,555	1,210
Income tax attributable to the statutory funds of the life insurance business	196	(70)	126	(248)
Total income tax expense	995	686	1,681	962
Effective tax rate excluding statutory funds attributable to the life insurance business	29.5%	30.3%	29.9%	27.7%

By Division
Ongoing operations
Financial Services Australia	412	386	798	734
Financial Services Europe	190	226	416	440
Financial Services New Zealand	78	77	155	136
Retail Banking	680	689	1,369	1,310
Corporate & Institutional Banking	99	126	225	194
Other (incl. Excess Capital, Group Funding & Corporate Centre)	(48)	(34)	(82)	(44)
Total Banking	731	781	1,512	1,460
Wealth Management
Operating profit	190	(61)	129	(220)
Revaluation profit/(loss)	74	(34)	40	(3)
Total ongoing operations	995	686	1,681	1,237
Total disposed operations	—	—	—	(86)
Significant items	—	—	—	(189)
Total income tax expense	995	686	1,681	962

Detailed Financial Information - Note 12: Income Tax Reconciliation

	Half Year to		Year to
	Sep 03	Mar 03	Sep 03	Sep 02
	$m	$m	$m	$m

Supplementary Income Tax Reconciliation Wealth Management
Operating profit before income tax
Australia	353	73	426	(1)
Overseas	28	33	61	79
Operating (profit)/loss before tax attributable to the statutory funds of the life insurance business	(355)	(69)	(424)	21
Total operating profit/(loss) excluding that attributable to the statutory funds of the life insurance business before income tax	26	37	63	99
Prima facie income tax at 30%	8	11	19	30

Add/(deduct) tax effect of permanent differences:
Foreign tax rate differences	2	(1)	1	1
Amortisation of goodwill	—	—	—	(4)
Restatement of tax timing differences due to changes in the Australian company income tax rate	—	—	—	2
Under/(over) provision in prior year	(10)	7	(3)	6
Other	(6)	(8)	(14)	(7)
Total income tax expense/(benefit) on operating profit excl. that attributable to the statutory funds of the life insurance business	(6)	9	3	28
Income tax attributable to the statutory funds of the life insurance business	196	(70)	126	(248)
Total income tax expense/(benefit) attributable to operating profit (1)	190	(61)	129	(220)
Effective tax rate excluding statutory funds attributable to the life insurance business	(23.1)%	24.3%	4.8%	28.3%

(1)       Wealth Management total income tax expense/(benefi) excludes the tax benefit on significant items.

Banking operations before goodwill
Cash earnings before income tax
Australia	1,551	1,496	3,047	2,933
Overseas	1,103	1,249	2,352	2,169
Total cash earnings	2,654	2,745	5,399	5,102
Prima facie income tax at 30%	796	824	1,620	1,531
Add/(deduct) tax effect of permanent differences:
Attributable foreign income	13	13	26	25
Non-allowable depreciation on buildings	2	4	6	7
Rebate of tax on dividends, interest etc	(5)	(23)	(28)	44
Foreign tax rate differences	(3)	(2)	(5)	(7)
Distributions outside the Group	(10)	(8)	(18)	(21)
Non-assessable inter-branch income	(16)	(15)	(31)	(24)
Future income tax benefits no longer required	2	—	2	(32)
Under/(over) provision in prior year	(2)	(1)	(3)	—
Other	(46)	(11)	(57)	(63)
Total income tax expense on cash earnings	731	781	1,512	1,460
Effective tax rate	27.5%	28.5%	28.0%	28.6%

Detailed Financial Information - Note 13: Significant Items

13. SIGNIFICANT ITEMS

	Half Year to		Year to
	Sep 03	Mar 03	Sep 03	Sep 02
	$m	$m	$m	$m

Ongoing operations
Restructuring expenses	—	—	—	(580)
Tax benefit	—	—	—	168
Net restructuring expenses	—	—	—	(412)
Disposal of SR Investment (HomeSide)
Proceeds on the sale of SR Investment	—	—	—	2,671
Cost of SR Investment sold	—	—	—	(2,686)
Loss on sale of SR Investment	—	—	—	(15)
Income tax benefit	—	—	—	21
Net profit on sale of SR Investment	—	—	—	6
Significant items after tax	—	—	—	(406)

Restructuring expenses

During 2002, the Group recognised costs of $412 million after tax resulting from its Positioning for Growth (PfG) program and related actitivities.  The initiative comprised fundamentally of a reorganisation of the Group structure as well as a series of revenue and cost enhancement initiatives.  Restructuring  expenses primarily related to redundancies of $230 million, Technology write-downs of $88 million, surplus lease space of $54 million, and other restructuring costs of $40 million. During 2002, payments of $101 million (before tax) were incurred in relation to 859 redundancies.

Sale of HomeSide

On 1 October 2002, the National sold all of its shares in SR Investment, Inc., the parent company of HomeSide Lending, Inc., to Washington Mutual Bank, FA.  Total proceeds were approximately US$1.5 billion (A$2.7 billion), comprised of the interim settlement amount of approximately US$1.3 billion based on an agreed estimated value of the net assets sold as at closing, plus approximately US$0.2 billion representing amounts receivable in relation to the sale of bulk mortgage servicing rights.  This resulted in a profit on sale after tax of US$3 million (A$6 million), which was recognised as a significant item for the year ending 30 September 2002.

Detailed Financial Information - Note 14: Exchange Rates

14. EXCHANGE RATES

Exchange rates

	Statement of Financial Performance
					Statement of Financial Position Spot as at
	Average Half Year to		Average Year to

	Sep 03	Mar 03	Sep 03	Sep 02	Sep 03	Mar 03	Sep 02

British Pounds	0.4022	0.3626	0.3824	0.3622	0.4072	0.3828	0.3474
Euros	0.5742	0.5554	0.5648	0.5798	0.5850	0.5571	0.5528
United States Dollars	0.6494	0.5757	0.6125	0.5324	0.6804	0.6038	0.5440
New Zealand Dollars	1.1255	1.1028	1.1142	1.1992	1.1446	1.0908	1.1565

Impact on Statement of Financial Performance of exchange rate movements on the ongoing operations result

Year to September 2003 since September 2002 Favourable/(unfavourable)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m

Net interest income	(128)	54	(40)	(10)	(124)

Other operating income	(60)	33	(13)	(4)	(44)

Other operating expenses	92	(41)	13	8	72

Charge to provide for doubtful debts	16	(1)	5	(1)	19

Income tax expense	22	(12)	2	1	13
Cash earnings from ongoing operations	(58)	33	(33)	(6)	(64)

Half year to September 2003 since March 2003 Favourable/(unfavourable)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m

Net interest income	(132)	(8)	(17)	(5)	(162)

Other operating income	(61)	(5)	(5)	(2)	(73)

Other operating expenses	97	6	6	4	113

Charge to provide for doubtful debts	16	—	2	(1)	17

Income tax expense	22	2	1	1	26
Cash earnings from ongoing operations	(58)	(5)	(13)	(3)	(79)

Detailed Financial Information - Note 14: Exchange Rates

Impact on Statement of Financial Position of exchange rate movements on the September 2003 ongoing operations

Since September 2002 increase/(decrease)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m

Housing	(2,419)	99	(2)	(116)	(2,438)
Term Lending	(3,389)	123	(868)	(505)	(4,639)
Overdrafts	(1,792)	12	(18)	—	(1,798)
Leasing	(1,259)	—	—	(8)	(1,267)
Credit cards	(313)	9	—	—	(304)
Other	(1,872)	24	(561)	(93)	(2,502)
Gross loans and advances	(11,044)	267	(1,449)	(722)	(12,948)
Other assets	(5,722)	55	(3,429)	(821)	(9,917)
Total assets	(16,766)	322	(4,878)	(1,543)	(22,865)
Deposits and other borrowings	(10,415)	218	(2,863)	(720)	(13,780)

Since March 2003 increase/(decrease)	Europe	New Zealand	United States	Asia	Total
	$m	$m	$m	$m	$m

Housing	(976)	(511)	—	(65)	(1,552)
Term Lending	(1,312)	(591)	(451)	(212)	(2,566)
Overdrafts	(720)	(51)	—	—	(771)
Leasing	(492)	(2)	—	(4)	(498)
Credit cards	(114)	(44)	—	—	(158)
Other	(1,138)	(125)	(116)	(14)	(1,393)
Gross loans and advances	(4,752)	(1,324)	(567)	(295)	(6,938)
Other assets	(2,782)	(258)	(819)	(531)	(4,390)
Total assets	(7,534)	(1,582)	(1,386)	(826)	(11,328)
Deposits and other borrowings	(3,730)	(1,045)	(1,570)	(471)	(6,816)

Detailed Financial Information - Note 15: Capital Adequacy

15. CAPITAL ADEQUACY

Regulatory capital position

Under guidelines issued by APRA, life insurance and funds management activities are excluded from the calculation of risk-weighted assets, and the related controlled entities are deconsolidated for the purposes of calculating capital adequacy. The intangible component of the investment in these controlled entities (the difference between the appraisal value and the embedded value) is deducted from Tier 1 capital, and the embedded value is deducted from the total of eligible Tier 1 and Tier 2 capital. Additionally, any profits from these activities included in the Group’s results are excluded from the determination of Tier 1 capital to the extent that they have not been remitted to the Company in the form of dividends. A reconciliation of capital under the different bases is provided.

		As at
	Reconciliation to shareholders funds	Sep 03	Mar 03	Sep 02
		$m	$m	$m
	Contributed equity	9,728	9,052	9,931
	Reserves	893	1,254	2,105
	Retained profits (1)	13,786	13,224	11,148
	Outside equity interest	2,804	285	67
	Estimated reinvestment under dividend reinvestment plan	140	163	127
Less:	Goodwill	(740)	(787)	(775)
	Estimated final dividend (1)	(1,248)	(1,205)	—
	Intangible assets - Wealth Management	(2,448)	(2,448)	(2,448)
	Fair value adjustment on mortgage servicing rights (10% MSR)	—	—	(131)
	Asset revaluation reserve	(16)	(7)	(7)
	Deconsolidation of Wealth Management profits (net of dividends) (2)	(290)	(125)	(719)
	FITB (excluding FITB on the general provision for doubtful debts) (3)	(66)	(108)	—
	Non - qualifying outside equity interest	(2,804)	(285)	(67)
	Tier 1 Capital	19,739	19,013	19,231

	Asset revaluation reserve	16	7	7
	General provision for doubtful debts	1,248	1,323	1,414
	Perpetual floating rate notes	367	414	460
	Dated subordinated debts	5,390	4,666	6,174
	Exchangeable capital units	1,262	1,262	1,262
	Notional revaluation of investment securities to market	37	21	12
	Tier 2 Capital	8,320	7,693	9,329
	Other deductions (4)	(3,591)	(3,393)	(3,253)

	Total regulatory capital	24,468	23,313	25,307

	Risk-weighted assets - credit risk	248,308	250,703	244,363
	Risk-weighted assets - market risk	4,057	3,666	3,475
	Total risk-weighted assets	252,365	254,369	247,838

	Risk adjusted capital ratios
	Tier 1	7.82%	7.47%	7.76%
	Tier 2	3.30%	3.02%	3.76%
	Deductions	(1.42)%	(1.33)%	(1.31)%
	Total capital	9.70%	9.16%	10.21%

(1)       Effective 1 October 2002, the Group adopted the new Accounting Standard AASB 1044, which has resulted in a change in the accounting for dividend provisions. Under APRA guidelines the estimated dividend must be deducted from Tier 1 Capital.

(2)       From 31 March 2003, deconsolidation of Wealth Management profits are based on statutory accounts. Prior periods were based on the management accounts.

(3)       APRA requires any excess FITB (excluding FITB impact on the general provision for doubtful debts) over the provision for deferred income) tax liabilities be deducted from Tier 1 capital.

(4)       Includes $2,959 million investment in non-consolidated controlled entities (net of intangible component deducted from Tier 1.)

Detailed Financial Information - Note 15: Capital Adequacy

	As at
Adjusted common equity ratio reconciliation	Sep 03	Mar 03	Sep 02
	$m	$m	$m
Tier 1 Capital	19,739	19,013	19,231
Adjusted for:
National Income Securities	(1,945)	(1,945)	(1,945)
Preference shares	(730)	(730)	(730)
Trust Preferred Securities	(975)	—	—
Other deductions	(3,591)	(3,393)	(3,253)
Adjusted common equity	12,498	12,945	13,303
Total risk-weighted assets	252,365	254,369	247,838
Adjusted common equity ratio	4.95%	5.09%	5.37%

Detailed Financial Information - Note 16: Cash Earnings per Share

16. CASH EARNINGS PER SHARE

	Year to
	Sep 03		Sep 02
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	4,070	4,070	3,845	3,845
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	90	—	102
Adjusted cash earnings before significant items	4,070	4,160	3,845	3,947
Weighted average ordinary shares (no. millions)
Weighted average ordinary shares	1,516	1,516	1,549	1,549
Potential dilutive ordinary shares
Options	—	4	—	8
Partly paid ordinary shares	—	1	—	1
Exchangeable capital units	—	65	—	66
Total weighted average ordinary shares	1,516	1,586	1,549	1,624
Cash earnings per share (3) (cents)	268.5	262.3	248.2	243.0

	Half Year to
	Sep 03		Mar 03
	Basic	Diluted (1)	Basic	Diluted (1)
Earnings ($m)
Cash earnings before significant items (2)	2,043	2,043	2,027	2,027
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	42	—	48
Adjusted cash earnings before significant items	2,043	2,085	2,027	2,075
Weighted average ordinary shares (no. millions)
Weighted average ordinary shares	1,508	1,508	1,524	1,524
Potential dilutive ordinary shares
Options	—	4	—	5
Partly paid ordinary shares	—	—	—	1
Exchangeable capital units	—	65	—	65
Total weighted average ordinary shares	1,508	1,577	1,524	1,595
Cash earnings per share (cents)	135.5	132.2	133.0	130.1

(1)       The weighted average diluted number of ordinary shares includes the impact of options, performance rights, partly paid ordinary shares and potential conversion of exchangeable captal units.

(2)       Refer to page 8 for a reconcilation of cash earnings before significant items to Group net profit.

(3)       Cash earnings per share before significant items.

Detailed Financial Information - Note 17: Risk Management

17. RISK MANAGEMENT

Market risk

The management of market risk will be discussed in detail in the Group’s annual financial report 2003, at Risk Management and Note 46 Derivative Financial Instruments.  Please refer to that report for detailed information regarding the management of risk.

Trading risk

The following table shows the Group’s Value at Risk (VaR) for all member banks’ trading portfolios, including both physical and derivative positions.  The figures reflect the potential losses across products and regions in which the Group operates.

Value at risk at 99% confidence level	Average value Year to		Minimum value Year to (1)		Maximum value Year to (1)

	Sep 03	Sep 02	Sep 03	Sep 02	Sep 03	Sep 02
	$m	$m	$m	$m	$m	$m
Foreign exchange risk	7	7	2	2	20	26
Interest rate risk	17	15	9	9	25	23
Volatility risk	4	4	2	2	7	5
Commodities risk	1	—	—	—	1	1
Diversification benefit	(7)	(7)	n/a	n/a	n/a	n/a
Total	22	19	14	11	35	34

Value at risk at 99% confidence level	Average value half year to		Minimum value half year to (1)		Maximum value half year to (1)

	Sep 03	Mar 03	Sep 03	Mar 03	Sep 03	Mar 03
	$m	$m	$m	$m	$m	$m
Foreign exchange risk	8	7	2	3	20	19
Interest rate risk	14	20	9	16	22	25
Volatility risk	4	3	2	2	7	5
Commodities risk	1	—	—	—	1	1
Diversification benefit	(7)	(5)	n/a	n/a	n/a	n/a
Total	20	25	14	20	28	35

(1)       Value at risk is measured individually according to foreign exchange risk, interest rate risk, volatility risk and commodities risk.  The individual risk categories do not sum up to the total risk number due to portfolio effect.  Risk limits are applied in these categories separately, and against the total risk position.

VaR measures the adverse changes in the trading portfolio value brought about by daily changes in market rates at a 99% confidence level for the year to 30 September 2003.

VaR is measured individually according to interest rate risk, foreign exchange risk and volatility risk.  The individual risk categories do not sum to the total risk number due to portfolio effect. Risk limits are applied in these categories separately, and against the total risk position.

Detailed Financial Information - Note 17: Risk Management

Balance sheet risk

a) Structural interest rate risk

This table presents a summary of the aggregated structural earnings at risk relating to non-trading assets and liabilities that are sensitive to changes in interest rates.  Based on the structural interest rate risk position at balance date, the table shows the possible impact on net income for the 12 months ending September 30, 2004 under a rising or declining interest rate environment.

	Forecast effect on net income 2004 (1)		Forecast effect on net income 2003

	Rising rates	Declining rates	Rising rates	Declining rates
	$m	$m	$m	$m
Australian dollars	39	(18)	67	(44)
Non-Australian dollars	(23)	12	21	(8)

(1)       Represents the forecast effect on net interest income for the year ending 30 September 2004 and the prior year comparative.

b) Structural foreign exchange rate risk

Refer table below.

c) Liquidity risk

Refer to the Group’s annual financial report 2003 at Risk Management for a detailed discussion of the management of these risks.

Operational, credit & country risk

Refer to the Group’s annual financial report 2003 at Risk Management for a detailed discussion of the management of these risks.

Derivatives fair values

This table shows the fair value of all derivative instruments held or issued by the Group.  It includes trading and other than trading contracts.

	As at Sep 03			As at Sep 02
	Notional principal	Credit equivalent	Fair value	Notional principal	Credit equivalent	Fair value
	$m	$m	$m	$m	$m	$m
Foreign exchange rate-related contracts
Spot and forward contracts	266,535	7,365	(1,262)	312,513	7,072	304
Cross currency swaps	90,249	6,863	(522)	64,326	4,512	(31)
Futures	89	—	—	191	—	—
Options	253,481	4,655	127	297,306	4,002	369
	610,354	18,883	(1,657)	674,336	15,586	642
Interest rate-related contracts
Forward rate agreements	86,308	39	1	41,602	53	38
Swaps	598,155	14,155	236	504,306	7,915	959
Futures	306,649	—	(3)	101,015	—	(34)
Options	100,193	582	24	56,808	680	701
	1,091,305	14,776	258	703,731	8,648	1,664
Other contracts	13,385	899	(143)	6,930	464	392
Total derivative financial instruments	1,715,044	34,558	(1,542)	1,384,997	24,698	2,698
Deduct : Non consolidated controlled entities	4,515	182	234	5,114	261	311
Total derivative financial instruments reported for Capital Adequacy	1,710,529	34,376	(1,776)	1,379,883	24,437	2,387

NON-GAAP FINANCIAL MEASURES

Cash earnings

Cash earnings is defined as follows:

Net profit

Less:
Outside equity interest
Distributions
Revaluation profit/(loss) after tax
Add:
Goodwill amortisation
Cash earnings

Cash earnings is a key performance measure and financial target used by the Group. Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).

Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.

Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.

Adjustments are made between net profit and cash earnings as follows:

•                       Outside equity interest - this reflects the allocation of profit to minority interests in the Group, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                       Distributions - this reflects payments to holders of National Income Securities, Trust units and Trust Preferred Securities, and is adjusted from net profit to reflect the amount of net profit that is attributable to ordinary shareholders

•                       Revaluation profit/(loss) - relates to the movement in net market value (including the value of intangible assets) of investments in life insurance controlled entities recorded on the balance sheet in accordance with Australian Accounting Standards. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result. It is separately identified and discussed in detail. Management further wish to separate this, as the method for accounting for the value of life insurance controlled entities is not comparable on an international basis.

•                       Goodwill amortisation - relates to the straight-line method of amortising goodwill (an intangible asset recorded on the balance sheet) in accordance with Australian Accounting Standards. Financial statement users generally do not regard goodwill amortisation expense as being useful information in analysing investments. As it relates to an intangible asset, management believes it is prudent to isolate this amount from the underlying operating result.

Cash earnings before significant items (and net profit before significant items)

Under Australian Accounting Standard AASB 1018(5.4) “when a revenue or an expense from ordinary activities is of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity for the reporting period and its disclosure is not otherwise required by this or another Standard, its nature and amount must be disclosed separately either on the face of the statement of financial performance or in the notes in the financial report”.

The Group has identified such items as ‘significant items’ on its Performance Summaries.

Management believe that the inclusion of these items distorts the underlying operating results of the Group and cause difficulty in identifying underlying performance trends and issues. Through the clear separation and identification of these items the Group ensures that they are identified and discussed in full, as well as ensuring that the underlying performance is highlighted and discussed in full.

Cost to income ratio

The cost to income ratio for the Banking divisions is calculated as total costs (defined in table below) divided by total income (defined in table below):

Total expenses
Less:
Interest expense
Life insurance expenses
Goodwill amortisation
Charge to provide for doubtful debts
Significant expenses
Total costs for purposes of cost to income ratio

Total revenue
Less:
Interest expense
Life insurance income
Significant revenue
Total income for purposes of cost to income ratio

The cost to income ratio calculated on this basis is a standard efficiency measure used widely across the Australian banking industry. In the above income calculation, National’s does not include net life insurance income and the pre-tax equivalent gross up of certain structured finance transactions.

Economic Value Added (EVA®)

EVA® is a measure designed to recognise the shareholder requirement to generate a satisfactory return on the economic capital invested in the business.  If the business produces profit in excess of its cost of capital then value is being created for shareholders.

To align management’s interests with those of shareholders, senior management is required to place a significant percentage of their total remuneration at risk, dependent upon performance against EVA® annual growth targets.

In order to encourage longer term management decision making and sustained value creation, the Group sets EVA® growth targets for 3 year periods. The Group’s EVA® target of 5% compound growth per annum was set in 2000, for the 3 years ending September 2003.

Sales (Wealth Management)

Includes sales for Retail and Corporate Investment products and Risk products. Investment product sales represent the initial application amount and any additional contributions made. Inflows into cash products and reinvestment of distributions are excluded. Risk sales represent first year annual premiums for new business, CPI increases and one-off increases in the sum insured.

ALPHABETICAL INDEX

Asia Results	10
Asset Quality	18 & 70
Australia Results	10
Average Balance Sheet & Related Interest	54
Capital	28 & 77
Cash Earnings Per Share	79
Corporate & Institutional Banking	38
Cost to Income Ratio	12
Detailed Financial Information	46
Diluted Earnings Per Share	79
Divisional Performance Summary	8
Doubtful Debts	68
Economic Value Added	27
European Pension Schemes	21
Europe Results	10
Exchange Rates	75
Financial Services Australia	31
Financial Services Europe	33
Financial Services New Zealand	36
Full Time Equivalent Employees	67
Gross Loans & Advances	59
Group Key Performance Measures	12
Group Performance Summary	9
Income Tax Expense	26 & 72
Management Discussion & Analysis	13
Media Release	1
Net Interest Income	22 & 51
Net Interest Margins & Spreads	52
Net Life Insurance Income	24 & 62
Net Operating Income	22
New Zealand Results	10
Non-GAAP financial measures	82
Operating Expenses	25 & 65
Other (incl. Excess Capital, Group Funding & Corporate Centre)	45
Other Operating Income	25
Overview	14
Performance Measures	12
Performance Summary by Division	47
Profitability	22
Reporting Format	6
Restructuring Progress	16
Regional Performance Summary	10
Retail Banking	30
Return on Assets	12
Return on Equity	12
Revenue	63
Risk Management	80
Risk-weighted Assets	12
Share Buy-Back Program	28
Software Capitalisation	21
Summary of Financial Position	11
Significant Items	74
Total Banking	29
United States Results	10
Wealth Management	40

@ 2003 National Australia Bank Limitad ABN 12 004 004 937 18644 RB (11/03)	[NATIONAL LOGO]

Appendix 4E

Preliminary final consolidated report

National Australia Bank Limited

Financial year ended 30 September 2003

National Australia Bank Limited ABN 12 004 044 937 (the “Company”)

A reference in this Appendix 4E to the “Group” is a reference to the Company and its controlled entities.

This preliminary final report is given to Australian Stock Exchange Limited (ASX) under Listing Rule 4.3A.

All currency amounts are expressed in Australian dollars unless otherwise stated.

References in this document to 2003 are references to the National Australia Bank’s financial year ended September 30, 2003.

Other financial years are referred to in a corresponding manner.

Results for announcement to the market

Reporting period	Previous corresponding period

12 months ending on September 30, 2003	12 months ending on September 30, 2002

				2003
				$m

Revenue from ordinary activities	down	(3.3)%	to	25,658

Profit from ordinary activities after tax attributable to members of the Company	up	17.3%	to	3,955

Net profit attributable to members of the Company	up	17.3%	to	3,955

Dividends

	Amount per share	Franked amount per share
Final dividend	83 cents	100%

Interim dividend	80 cents	100%

Record date for determining entitlements to the final dividend	21 November 2003

Net profit attributable to members of the Company has increased 17.3% to $3,955 million for the year to September 30, 2003.

A key feature of the result was growth in Wealth Management, Financial Services Australia and Financial Services New Zealand.  The latter two were underpinned by strong growth in housing lending and cost saving efficiencies.

Last year’s result was adversely affected by the recapitalisation of the wholly owned subsidiary Homeside Lending, Inc., restructuring expenses and the downturn in equity markets.

For further details refer to the Management Discussion and Analysis on page 4.

2

3

Management discussion & analysis

Performance summary

	2003	2002
	$m	$m
Net profit attributable to members of the Company	3,955	3,373
Net profit attributable to outside equity interest	(8)	6
Net profit	3,947	3,379
Adjust for significant items:
Significant revenue	—	(2,671)
Significant expenses	—	3,266
Attributable income tax expense/(benefit)	—	(189)
Significant items after tax	—	406
Net profit before significant items	3,947	3,785

Net profit attributable to members of the Company	3,955	3,373
Adjust for:
Distributions	(183)	(187)
Significant revenue	—	(2,671)
Significant expenses	—	3,266
Movement in the excess of net market value over net assets of life insurance controlled entities	160	155
Attributable income tax expense/(benefit)	40	(192)
Amortisation of goodwill	98	101
Cash earnings before significant items	4,070	3,845

Net profit of $3,947 million in 2003, increased $568 million or 16.8% compared with 2002.

Significant items are those individually significant items included in profit from ordinary activities. There were no significant items in 2003.

The 2002 result included the following significant items:

•             $412 million (after-tax) of restructuring expenses paid/provided for; and

•             $6 million net profit (after-tax) on sale of SR Investment, Inc., including its controlled entity, HomeSide Lending, Inc. (HomeSide US), which conducted the Group’s mortgage servicing rights business in the US.

Net profit before significant items of $3,947 million in 2003, increased $162 million or 4.3% compared with 2002.

Cash earnings is a key performance measure and financial target used by the Group.  Dividends paid by the Company are based on after-tax cash earnings (adjusted for significant items).  Cash earnings is a key performance measure used by the investment community, as well as by those Australian peers of the Group with a similar business portfolio.  Cash earnings does not refer to, or in any way purport to represent the cash flows, funding or liquidity position of the Group. It does not refer to any amount represented on a Cash Flow Statement.  Cash earnings (before significant items) of $4,070 million in 2003, increased $225 million or 5.9% compared with 2002.

Net interest income of $7,419 million in 2003, was $197 million or 2.7% higher than 2002.  This was driven by asset growth, particularly in relation to housing lending, partly offset by exchange rate movements and a 14 basis point decrease in net interest margin to 2.53%.  The fall in margin largely resulted from the impact of strong growth in housing lending within the retail banking business, which has been slightly offset by the funding benefit on the proceeds from the sale of HomeSide US.

Net life insurance income increased by $454 million to $444 million in 2003, from a $10 million loss in 2002.  This was driven by an increase in investment earnings resulting from improved performance in major stock markets in the 6 months to September 30, 2003.

Other banking and financial services income of $5,010 million in 2003, was $1,996 million or 28.5% lower than 2002.  Excluding the proceeds received from the sale of HomeSide US’s operating assets and operating platform of $2,314 million in 2002, other banking and financial services income was up 6.8%.  This was driven by higher income resulting from fee growth with higher volumes in housing lending and transaction fees partly offset by exchange rate movements.

Mortgage servicing and origination revenue was $nil in 2003 compared to $378 million in 2002.  Following the sale of SR Investment, Inc. (the parent entity of HomeSide US) on October 1, 2002, mortgage servicing and origination revenue was no longer derived by the Group.

The movement in the excess of net market value over net assets of life insurance controlled entities was a loss of $160 million in 2003, a slight decline of $5 million from 2002, impacted by the effect of assumption and experience changes underlying the valuation.

Personnel, occupany and general expenses (before significant expenses) of $6,354 million in 2003, were $2,353 million or 27.0% lower than 2002.  Excluding expenses relating to Homeside US of $2,693 million in 2002, total expenses increased 5.7%.  This outcome reflects salary increases, higher pension fund expense, computer and software expenses, an increase in costs associated with

4

 regulatory reform and compliance, partly offset by a reduction in Group staff numbers and exchange rate movements.

The charge to provide for doubtful debts of $633 million in 2003, was $64 million or 9.2% lower than 2002.  The charge was favourably impacted by exchange rate movements and the continued focus on credit quality.

As at September 30, 2003 the ratio of gross non accrual loans to gross loans and acceptances was 0.51%, an improvement from 0.62% as at September 30, 2002.  The ratio of total general & specific provisions to gross impaired assets as at September 30, 2003 was 163.4% as compared to 161.0% as at September 30, 2002.

Income tax expense relating to ordinary activities of $1,681 million in 2003, was $719 million or 74.7% higher than 2002.  It has been impacted by the tax accounting regime, which applies to unrealised gains and losses relating to Wealth Management’s statutory funds of the life business.  The income tax expense in 2003 attributable to this impact was $126 million expense, compared to an income tax benefit of $248 million in 2002.

A MORE DETAILED DISCUSSION OF THE RESULTS IS SET OUT IN THE 2003 FULL YEAR RESULTS ANNOUNCEMENT.

Segment information

A DETAILED DISCUSSION OF SEGMENT INFORMATION IS SET OUT IN THE 2003 FULL YEAR RESULTS ANNOUNCEMENT.

Shareholder returns

	2003	2002
	Cents	Cents
Earnings per share
Basic	248.8	205.7
Diluted (1)	243.6	202.5
Earnings per share before significant items
Basic	248.8	231.9
Diluted (1)	243.6	221.7
Cash earnings per share
Basic	268.5	222.0
Diluted (1)	262.3	218.2
Cash earnings per share before significant items
Basic	268.5	248.2
Diluted (1)	262.3	243.0
Dividends per share	163.0	147.0

(1) Calculated based on the weighted average diluted number of ordinary shares, which includes the impact of options, partly paid ordinary shares and potential conversion of exchangeable capital units and performance rights.

Basic earnings per share increased 21.0% in 2003 to 248.8 cents, from 205.7 cents in 2002.  Excluding the impact of significant items, basic earnings per share increased 7.3% for 2003 to 248.8 cents, from 231.9 cents in 2002.

Basic cash earnings per share increased 20.9% in 2003 to 268.5 cents, from 222.0 cents in 2002.  Excluding the impact of significant items, basic cash earnings per share increased 8.2% in 2003 to 268.5 cents, from 248.2 cents in 2002.  The increase in basic cash earnings per share before significant items reflects strong growth in profitability before significant items, goodwill amortisation and the movement in the excess of net market value of life insurance controlled entities.  It further reflects the active capital management activities of the Group during the year, in particular the impact of the continuation of the Company’s ordinary share buy-back program.

An interim dividend of 80 cents per fully-paid ordinary share was paid during the year ended September 30, 2003, compared to an interim dividend of 72 cents per share in 2002.  The final dividend declared from the 2003 profit was 83 cents per share, an increase of 8 cents, or 10.7% compared with 2002 at 75 cents.  The 2003 final dividend is payable on December 10, 2003.

The Company expects to continue its policy of paying regular cash dividends; however, there is no assurance as to future dividends.  Future dividend policies will be determined by the Board with regard to the Company’s earnings, capital requirements, financial conditions and applicable government regulations and policies.

The interim dividend paid was fully franked and the final dividend will be 100% franked.  The franked portion of these dividends carry imputation tax credits at a tax rate of 30%, the current Australian company tax rate.  For non-resident shareholders of the Company for Australian tax purposes, the dividend will not be subject to Australian withholding tax.

The extent to which future dividends will be franked will depend on a number of factors, including the level of the Group’s profits that will be subject to Australian income tax and any future changes to the Australian business tax systems as a result of the Australian Commonwealth Government’s tax reform initiatives.  The Company has a bonus share plan enabling shareholders (principally those

5

who do not benefit from dividend imputation) to elect to take all or part of their dividend in the form of unfranked bonus ordinary shares.  The Company’s dividend reinvestment plan permits reinvestment of cash dividends in new ordinary shares.  In addition, the UK dividend plan permits ordinary shareholders to receive dividends paid out of the profits of a UK subsidiary.

A DISCUSSION OF BUY-BACK DETAILS IS SET OUT ON PAGE 7.

Balance sheet

Assets

Year-end total assets increased to $397.5 billion from $377.4 billion at September 30, 2002.  Following the sale of SR Investment, Inc. (the parent entity of HomeSide US) on October 1, 2002, $4.1 billion of total assets were removed from the Group’s balance sheet.  The appreciation of the Australian dollar, primarily against the British pound and the US dollar, decreased total assets by $24.6 billion in 2003, compared to a $7.1 billion increase in 2002.  Excluding the impact of the sale of SR Investment, Inc. and exchange rate movements, total assets (in Australian dollar terms) grew $48.3 billion or 13.8% during 2003, primarily reflecting growth in lending.

The growth in assets was primarily driven by the growth in net loans and advances, which increased $16.7 billion or 7.2% to $248 billion at September 30, 2003:

•                  In Australia, net loans and advances grew by $20.1 billion, or 16.9% to $138.8 billion at September 30, 2003, with strong growth in housing lending and other personal lending.  Residential mortgage loans increased by $14.6 billion, or 21.3% to $83.0 billion, aided by a low interest rate environment and consumer confidence.  Financial, investment and insurance lending grew by $3.0 billion, or 98.3% during 2003 to $6.0 billion, primarily in relation to growth in securities under reverse repurchase agreements.

•                  In Europe, net loans and advances decreased by $1.7 billion, or 2.3% to $74.3 billion at September 30, 2003; however, excluding the impact of exchange rate movements, net loans and advances grew by 13.1%.  Financial, investment and insurance lending increased 42.2%, reflecting growth in Corporate & Institutional Banking lending of securities under reverse repurchase agreements.

•                  In New Zealand, net loans and advances grew by $2.3 billion, or 8.9% to $27.8 billion at September 30, 2003; however, excluding the impact of exchange rate movements, net loans and advances grew by 7.5%.  Growth was principally in relation to residential mortgages up 19.0%, reflecting the success of products such as GlobalPlus and Fly Buys housing loans, and higher commercial and industrial lending in Corporate & Institutional Banking.

•                  In the United States, net loans and advances decreased by $3.6 billion, or 50.1% to $3.6 billion at September 30, 2003; however, excluding the impact of exchange rate movements, net loans and advances decreased by 38.7%, resulting from movements in end of period loan balances in relation to the Corporate & Institutional Banking operations.

•                  In Asia, net loans and advances decreased by $0.5 billion, or 13.2% to $3.4 billion at September 30, 2003, resulting from movements in end of period loan balances in relation to the Corporate & Institutional Banking operations.

Total non-accrual loans less specific provision for doubtful debts at September 30, 2003 were $957 million, a decrease of $133 million, or 12.2% from the 2002 balance of $1,090 million.  This decrease reflects an improvement in asset quality following a review of loan portfolios, most notably in relation to Corporate & Institutional Banking, with a view to reducing their risk profile.  The balance also reflects the impact of a recovery of a large non-accrual loan in Financial Services Europe.

Liabilities

Year-end total liabilities increased to $370 billion from $354 billion at September 30, 2002.  The growth was primarily driven by the growth in total deposits and other borrowings (net of set-offs), which increased by $3.2 billion, or 1.5% to $210.1 billion at September 30, 2003, compared with $206.9 billion at September 30, 2002.  Excluding the effect of exchange rate movements during 2003, deposits and other borrowings increased by 8.8%.  The increase was the result of business growth, aided by the general increase in cash deposits with investor sentiment causing investors to seek safe, lower risk investments.

Equity

The Group’s capital position remained stable during the year. Year-end total equity in the Group increased from $23.3 billion at September 30, 2002 to $27.2 billion during 2003.  Total parent entity interest in equity increased $1.2 billion to $24.4 billion during 2003.  The underlying movement in the total equity included an increase of $2.6 billion (2002: $0.8 billion) in retained profits, dividend reinvestment and share issues totalling $0.4 billion (2002: $0.5 billion) and the issue of $1.0 billion Trust Preferred Securities.  These factors were offset by share buy-backs of $1.6 billion (2002: $1.2 billion) and the impact of negative movements in the foreign currency translation reserve of $1.5 billion (2002: negative $0.5 billion).

The Group has a history of internally generating capital through retained profits and has traditionally relied on retained profits to augment its capital resources to allow for real and inflation-induced growth in its asset base.  The capital position also increases from the reinvestment of dividends under the Company’s dividend reinvestment plan (DRP), bonus share plan (BSP), issue of shares under the share purchase plan (SPP) and share issues pursuant to employee share and option plans.

During the years ended September 30, 2003 and 2002, 10.8 million and 13.8 million fully paid ordinary shares were issued respectively under the DRP, BSP and SPP to shareholders at varying prices.  On September 29, 2003 400,000 Trust Preferred Securities were issued.

In November 2001, the Group adopted a continuing policy to buy back fully paid ordinary shares equal to new shares issued under the Group’s various share and option plans.  In May 2002, the Group announced its intention to extend the buy-back program until September 30, 2003, and to increase the value of shares subject to the buy-back by an additional $1,000 million.  The DRP was

6

also modified by introducing a cap of 15,000 on the number of shares per shareholder eligible to participate in the DRP.  On August 28, 2002, following the announcement of the sale of SR Investment, Inc. (the parent entity of HomeSide US), the Group announced a further increase of $750 million in the value of shares subject to the ongoing share buy-back.

During the year, the Group bought back 48,949,487 ordinary shares (2002: 36,150,513).  The shares were bought back at an average price of $31.98 per share (2002: $34.52), thereby reducing ordinary equity by $1,565 million (2002: $1,248 million).  The highest price paid was $34.35 per share (2002: $36.05) and the lowest price paid was $28.40 per share (2002: $31.00).  All buy-backs are subject to appropriate pricing parameters and an assessment of the circumstances facing the Group at the relevant time. The Company has announced its intention to buy back approximately 25,500,000 ordinary shares of the Company on market.  The period of the buy-back is expected to be from November 11, 2003 until September 30, 2004.

Capital ratios

	2003	2002
	%	%
Tier 1	7.8	7.8
Tier 2	3.3	3.7
Deductions	(1.4)	(1.3)
Total capital	9.7	10.2

The capital ratios at September 30, 2003, include the effect of the on-market share buy-back program, and the issue of the Trust Preferred Securities.

A MORE DETAILED DISCUSSION OF RESULTS IS SET OUT IN THE 2003 FULL YEAR RESULTS ANNOUNCEMENT.

7

Consolidated statement of financial performance

For the year ended September 30	Note	2003	2002
		$m	$m

Interest income	2	17,100	16,475
Interest expense	3	(9,681)	(9,253)
Net interest income		7,419	7,222

Premium and related revenue	2	949	1,134
Investment revenue	2	2,759	(988)
Claims expense	3	(958)	(956)
Change in policy liabilities	3	(1,518)	1,637
Policy acquisition and maintenance expense	3	(713)	(751)
Investment management fees	3	(75)	(86)
Net life insurance income		444	(10)

Other banking and financial services income	2	5,010	7,006
Mortgage servicing and origination revenue	2	—	378
Movement in the excess of net market value over net assets of life insurance controlled entities	2	(160)	(155)
Significant revenue
Proceeds from the sale of foreign controlled entities	2	—	2,671

Personnel expenses	3	(3,416)	(3,379)
Occupancy expenses	3	(556)	(559)
General expenses	3	(2,382)	(4,769)
Amortisation of goodwill	3	(98)	(101)
Charge to provide for doubtful debts	3	(633)	(697)
Significant expenses
Restructuring costs	3	—	(580)
Cost of foreign controlled entities sold	3	—	(2,686)
Profit from ordinary activities before income tax expense		5,628	4,341
Income tax expense relating to ordinary activities		(1,681)	(962)
Net profit		3,947	3,379
Net loss/(profit) attributable to outside equity interest - Life insurance business		16	(6)
Net loss/(profit) attributable to outside equity interest - Other		(8)	—
Net profit attributable to members of the Company		3,955	3,373

Other changes in equity other than those resulting from transactions with owners as owners
Net credit/(debit) to asset revaluation reserve		9	9
Net credit/(debit) to foreign currency translation reserve		(1,251)	(520)
Net credit to retained profits on initial adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”		1,151	—
Total revenues, expenses and valuation adjustments attributable to members of the Company and recognised directly in equity		(91)	(511)
Total changes in equity other than those resulting from transactions with owners as owners		3,864	2,862

ADDITIONAL INFORMATION SUPPORTING THE STATEMENT OF FINANCIAL PERFORMANCE IS CONTAINED IN THE 2003 FULL YEAR RESULTS ANNOUNCEMENT.

8

Consolidated statement of financial position

As at September 30	Note	2003	2002
		$m	$m
Assets
Cash assets		5,032	6,294
Due from other financial institutions		10,383	15,876
Due from customers on acceptances		19,562	19,474
Trading securities		23,724	19,590
Trading derivatives		23,644	12,128
Available for sale securities		6,513	6,192
Investment securities		8,647	13,541
Investments relating to life insurance business		35,846	31,012
Loans and advances		247,959	231,300
Mortgage servicing rights		—	1,794
Shares in controlled entities, joint venture entities and other securities		1,445	1,199
Regulatory deposits		225	129
Property, plant and equipment		2,498	2,640
Income tax assets		1,203	1,292
Goodwill		740	775
Other assets		10,050	14,151
Total assets		397,471	377,387
Liabilities
Due to other financial institutions		45,128	43,279
Liability on acceptances		19,562	19,474
Trading derivatives		21,479	12,000
Deposits and other borrowings	8	210,146	206,864
Life insurance policy liabilities		32,457	30,425
Income tax liabilities		1,537	1,609
Provisions		1,262	2,809
Bonds, notes and subordinated debt		22,707	22,192
Other debt issues		1,743	1,866
Other liabilities		14,239	13,618
Total liabilities		370,260	354,136
Net assets		27,211	23,251

Equity
Contributed equity	9	9,728	9,931
Reserves		893	2,105
Retained profits	10	13,786	11,148
Total parent entity interest		24,407	23,184
Outside equity interest - Life insurance business		2,614	67
Outside equity interest - Other		190	—
Total equity		27,211	23,251

ADDITIONAL INFORMATION SUPPORTING THE STATEMENT OF FINANCIAL POSITION IS CONTAINED IN THE 2003 FULL YEAR RESULTS

9

Consolidated statement of cash flows

For the year ended September 30	Note	2003	2002
		$m	$m
Cash flows from operating activities
Interest received		17,450	15,680
Interest paid		(10,193)	(9,304)
Dividends received		39	35
Fees and other income received		3,026	6,182
Life insurance
Premiums received		6,546	10,378
Investment and other revenue received		1,857	2,024
Policy payments		(5,778)	(8,483)
Fees and commissions paid		312	(274)
Personnel expenses paid		(3,327)	(3,637)
Occupancy expenses paid		(489)	(549)
General expenses paid		(3,747)	(3,176)
Income tax paid		(1,830)	(2,131)
Goods and services tax paid		(52)	(68)
Net decrease/(increase) in trading securities		(4,345)	136
Net decrease/(increase) in mortgage loans held for sale		50	1,304
Net cash provided by/(used in) operating activities	11(a)	(481)	8,117
Cash flows from investing activities
Movement in available for sale securities
Purchases		(15,052)	(14,765)
Proceeds from sale		3	90
Proceeds on maturity		13,500	14,543
Movement in investment securities
Purchases		(15,449)	(40,653)
Proceeds on maturity		18,578	37,434
Net increase in investments relating to life insurance business		(3,650)	(2,148)
Net increase in loans and advances		(32,248)	(27,415)
Net decrease/(increase) in shares in controlled entities, joint venture entities and other securities		428	212
Payments for mortgage servicing rights		—	(74)
Proceeds from sale of mortgage servicing rights		—	98
Payments for acquisition of controlled entities		(83)	—
Proceeds from sale of controlled entities		2,671	—
Payments for property, plant and equipment		(534)	(791)
Proceeds from sale of operating assets		—	2,314
Net proceeds from sale of property, plant and equipment		166	418
Net decrease/(increase) in regulatory deposits		(113)	(35)
Net decrease/(increase) in other assets		2,762	10,057
Net cash used in investing activities		(29,021)	(20,715)
Cash flows from financing activities
Net increase in deposits and other borrowings		17,063	18,840
Net proceeds from bonds, notes and subordinated debt		10,136	6,738
Repayments of bonds, notes and subordinated debt		(7,017)	(8,314)
Payments from provisions		(340)	(116)
Net proceeds from issue of ordinary shares		216	130
Net proceeds from issue of Trust Preferred Securities		975	—
Payments made under on-market buy-back of ordinary shares		(1,565)	(1,248)
Dividends paid		(2,255)	(1,948)
Net increase/(decrease) in other liabilities		(204)	(5,892)
Net cash provided by financing activities		17,009	8,190
Net decrease in cash and cash equivalents		(12,493)	(4,408)
Cash and cash equivalents at beginning of year		(21,109)	(18,408)
Effects of exchange rate changes on balance of cash held in foreign currencies		3,889	1,707
Cash and cash equivalents at end of year	11(b)	(29,713)	(21,109)

10

Notes to the preliminary final report

1 Principal accounting policies

This preliminary final report is a general purpose financial report prepared in accordance with the ASX listing rules.  It should be read in conjunction with any announcements to the market made by the company during the period.

The preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

The preliminary final report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of an entity as an annual report and is not designed or intended to be a substitute for the annual financial report 2003.

A full description of the accounting policies adopted will be contained in the annual financial report 2003.  There have been no changes in accounting policy from those policies applied at 30 September 2002 except as noted below.

Comparative amounts have been reclassified to accord with changes in presentation made in 2003, except where otherwise stated.

All amounts are expressed in Australian dollars unless otherwise stated.

Changes in accounting policy

Provision for dividend

The Group has adopted the new Australian Accounting Standard AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets” for the first time from October 1, 2002.  A provision for dividends is now recognised at the time the dividend is declared, determined or publicly recommended.  Previously, the Group recognised a provision for dividends in the reporting period to which the dividend related, even though the dividend was declared or announced after the end of that reporting period.

The effect of this change in accounting policy has been to increase opening retained profits and decrease provision for dividends by $1,151 million.

There was no impact on net profit or basic and diluted earnings per share for the year ended September 30, 2003.

Reclassification of financial information

In order to provide users of the financial report with an enhanced level of understanding of the Group’s trading derivatives, the fair values of trading derivative financial instruments have been disclosed as separate asset and liability line items on the statement of financial position.  As a result of this change, reclassifications have been made to 2002 comparatives.  Previously, the fair values of trading derivative financial instruments were included in other assets and other liabilities.  Accordingly, $12,128 million previously disclosed as other assets and $12,000 million previously disclosed as other liabilities, have been reclassified to trading derivatives assets and liabilities respectively.

Mortgage loans held for sale have been reclassified to other assets on the statement of financial position.  Previously, mortgage loans held for sale were disclosed as a separate line item on the statement of financial position.  This reclassification has been made due to the Group’s significantly reduced activity in this area following the sale of HomeSide US in 2002.

11

2 Revenue from ordinary activities

	2003	2002
	$m	$m

Interest income
Loans to customers	14,961	13,821
Marketable debt securities	1,545	1,509
Other financial institutions	395	439
Other interest	199	706
	17,100	16,475
Life insurance income
Premium and related revenue	949	1,134
Investment revenue	2,759	(988)
	3,708	146
Other banking and financial services income
Dividends received from Other entities	39	35
Profit on sale of property, plant and equipment and other assets	36	13
Loan fees from banking	1,441	1,361
Money transfer fees	1,026	1,014
Trading income
Foreign exchange derivatives (1)	442	457
Trading securities	170	214
Interest rate derivatives	13	(108)
Foreign exchange income	12	15
Fees and commissions	1,158	1,118
Fleet management fees	85	56
Proceeds from sale of operating assets (2)	—	2,314
Investment management fees	303	297
Other income	285	220
	5,010	7,006
Mortgage servicing and origination revenue
Net mortgage servicing fees	—	187
Net mortgage origination revenue	—	191
	—	378
Movement in the excess of net market value over net assets of life insurance controlled entities	(160)	(155)
Significant revenue
Proceeds from the sale of foreign controlled entities	—	2,671
Total revenue from ordinary activities	25,658	26,521

(1)       Includes trading income from cross currency swaps, which includes an interest rate element.

(2)       The operating assets of HomeSide Lending, Inc. were sold to Washington Mutual Bank, FA. on 1 March 2002.  Under the terms of the sale, HomeSide Lending, Inc. received proceeds of $2,314 million for the operating assets, which consisted primarily of loans held for sale.  The carrying value of the assets sold was $2,322 million.

12

3 Expenses

	2003	2002
	$m	$m
Interest expense
Deposits and other borrowings	7,416	6,867
Other financial institutions	1,449	1,271
Bonds, notes and subordinated debt	671	944
Other debt issues	145	171
Total interest expense	9,681	9,253

Life insurance expenses
Claims expense	958	956
Change in policy liabilities	1,518	(1,637)
Policy acquisition and maintenance expense	713	751
Investment management fees	75	86
Total life insurance expenses	3,264	156

Personnel expenses
Salaries	2,379	2,438
Related personnel expenses
Superannuation	243	130
Payroll tax	170	158
Fringe benefits tax	33	46
Charge to provide for
Annual leave	41	27
Long service leave and retiring allowances	46	43
Performance-based compensation	230	221
Restructuring costs	—	4
Other expenses	274	312
	3,416	3,379
Significant restructuring costs
Termination benefits	—	104
Charge to provide for termination benefits	—	223
Total personnel expenses	3,416	3,706

Occupancy expenses
Depreciation of buildings and amortisation of leasehold assets	67	79
Operating lease rental expense	276	269
Maintenance and repairs	78	79
Electricity, water and rates	82	88
Other expenses	53	44
	556	559
Significant restructuring costs
Charge to provide for surplus leased space	—	68
Total occupancy expenses	556	627

13

	2003	2002
	$m	$m
General expenses
Depreciation and amortisation of plant and equipment	334	340
Loss on sale of property, plant and equipment	11	6
Operating lease rental expense	61	53
Charge to provide for
Non-lending losses and contingencies	100	112
Diminution in value of shares in entities	—	13
Fees and commissions	137	172
Communications, postage and stationery	407	473
Computer equipment and software	289	222
Advertising	176	192
Professional fees	349	272
Travel	83	50
Bureau charges	57	68
Carrying value of operating assets sold (1)	—	2,322
Motor vehicle expenses	37	29
Insurance	29	14
Other expenses	312	431
	2,382	4,769
Significant restructuring costs
Write-off of property, plant and equipment	—	132
Other	—	53
Total general expenses	2,382	4,954

Amortisation of goodwill
Australia	3	8
European banks	62	62
Bank of New Zealand	33	31
Total amortisation of goodwill	98	101

Charge to provide for doubtful debts
General	633	697

Other significant expenses
Cost of foreign controlled entities sold	—	2,686

(1)       The operating assets of HomeSide Lending, Inc. were sold to Washington Mutual Bank, FA on March 1, 2002.  Under the terms of the sale, HomeSide Lending, Inc. received proceeds of $2,314 million for the operating assets, which consisted primarily of loans held for resale.  The carrying value of the assets sold was $2,322 million.

14

4 Income tax expense

	2003	2002
	$m	$m

Reconciliation of income tax expense shown in the statement of financial performance with prima facie tax payable on the pre-tax accounting profit
Profit from ordinary activities before income tax expense
Australia	3,309	2,288
Overseas	2,319	2,053
Add/deduct: (Profit)/loss from ordinary activities before income tax expense attributable to the statutory funds of the life insurance business (1)	(424)	21
Total profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business, before income tax expense	5,204	4,362
Prima facie income tax at 30%	1,561	1,309
Add/(deduct): Tax effect of permanent differences
Non-allowable depreciation on buildings	6	7
Rebate of tax on dividends, interest, etc.	(28)	44
Foreign tax rate differences	(4)	(6)
Amortisation of goodwill	29	29
Attributable foreign income	26	25
Non-taxable amounts attributable to HomeSide US operation	—	(53)
Future income tax benefits no longer recognised	2	2
Restatement of tax timing differences due to change in the Australian company income tax rate	—	2
Under/(over) provision in prior years	(6)	6
Recognition of HomeSide US operation future income tax benefit not previously recognised	—	(89)
Other	(31)	(66)
Total income tax expense on profit from ordinary activities excluding that attributable to the statutory funds of the life insurance business	1,555	1,210
Income tax expense/(benefit) attributable to the statutory funds of the life insurance business (1)	126	(248)
Total income tax expense	1,681	962

(1)       The income tax expense attributable to the life insurance statutory funds and their controlled trusts has been determined after segregating the life insurance business into various classes of business and then applying, when appropriate, different tax treatments to these classes of business.

15

5 Dividends and distributions

	Amount per share	Franked amount per share	Foreign source dividend per share	Total amount
	cents	%	%	$m
Dividends on ordinary shares
Final dividend declared in respect of the year ended September 30, 2003	83	100	0	1,248
Interim dividend paid in respect of the six months ended March 31, 2003	80	100	0	1,104
Total dividends paid or declared in respect of the year ended September 30, 2003	163	100	0	2,352

The record date for determining entitlements to the 2003 final dividend is November 21, 2003.
The final dividend has been declared by the directors of the Company and is payable on December 10, 2003.

Final dividend paid in respect of the year ended September 30, 2002	75	90	10	1,151
Interim dividend paid in respect of the six months ended March 31, 2002	72	100	0	1,115
Total dividends paid or payable in respect of the year ended September 30, 2002	147	95	5	2,266

	2003		2002
	Amount per security	Total amount	Amount per security	Total amount
	cents	$m	cents	$m
Distributions on other equity instruments
Trust units exchangeable for preference shares
Distributions for the six months ended September 30	81	29	94	34
Distributions for the six months ended March 31	89	32	100	36
National Income Securities
Distributions for the six months ended September 30	300	60	290	58
Distributions for the six months ended March 31	310	62	295	59

Dividend and distribution plans

The dividend or distribution plans shown below are in operation.

The dividend is paid in cash or part of a dividend plan. Cash dividends are paid by way of:

a) cash or cash equivalents

b) direct credit

Dividend plans on offer are:

a) Dividend Reinvestment Plan;

b) Bonus Share Plan; and

c) United Kingdom Dividend Plan (this enables a UK domiciled shareholder to receive either a dividend in British Pounds or shares via the UK Dividend Plan).

The last date for receipt of election notices for the dividend or distribution plans:	November 21, 2003, 5pm (Melbourne time)

16

6  Earnings per share

	2003		2002
	Basic	Diluted(1)	Basic	Diluted(1)

Earnings ($m)
Net profit attributable to members of the Company	3,955	3,955	3,373	3,373
Distributions on other equity instruments	(183)	(183)	(187)	(187)
Potential dilutive adjustments
Interest expense on exchangeable capital units	—	90	—	102
Adjusted earnings	3,772	3,862	3,186	3,288
Weighted average ordinary shares (no. ‘000)
Weighted average ordinary shares	1,515,871	1,515,871	1,549,136	1,549,136
Potential dilutive ordinary shares
Options and performance rights	—	3,742	—	8,335
Partly paid ordinary shares	—	485	—	670
Exchangeable capital units	—	65,460	—	65,460
Total weighted average ordinary shares	1,515,871	1,585,558	1,549,136	1,623,601
Earnings per share (cents)	248.8	243.6	205.7	202.5

(1)       The weighted average diluted number of ordinary shares includes the impact of options, partly paid ordinary shares and potential conversion of exchangeable capital units and performance rights.

7  Net tangible assets

	2003	2002

Net tangible asset backing per ordinary security	9.83	9.37

8 Deposits and other borrowings

	2003	2002
	$m	$m

Australia
Deposits
Deposits not bearing interest	5,724	4,973
On-demand and short-term deposits (1)	48,428	40,378
Certificates of deposit	15,902	13,361
Term deposits	26,653	25,870
Borrowings	17,754	10,308
	114,461	94,890
Overseas
Deposits
Deposits not bearing interest	7,329	8,699
On-demand and short-term deposits (1)	38,804	45,333
Certificates of deposit	15,299	22,739
Term deposits	28,764	27,442
Borrowings	5,489	7,761
	95,685	111,974
Total deposits and other borrowings	210,146	206,864

(1)       Deposits available on demand or lodged for periods of less than 30 days.

17

9 Contributed equity

	2003	2002
	$m	$m

Issued and paid-up share capital
Ordinary shares, fully paid	6,078	7,256
Preference shares, fully paid	730	730
Other contributed equity
National Income Securities	1,945	1,945
Trust Preferred Securities (1)	975	—
	9,728	9,931

Reconciliations of movements in contributed equity

Ordinary share capital
Balance at beginning of year	7,256	8,050
Shares issued
Dividend reinvestment plan	170	323
Executive option plan no. 2	135	81
Share purchase plan	80	47
Paying up of partly paid shares	2	3
Shares bought back	(1,565)	(1,248)
Balance at end of year	6,078	7,256

(1) On September 29, 2003 400,000 Trust Preferred Securities were issued.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share on a show of hands or, on a poll, one vote for each fully paid ordinary share held at shareholders’ meetings.

In the event of a winding-up of the Company, ordinary shareholders rank after all other shareholders and creditors and are fully entitled to any proceeds of liquidation.

10 Retained profits

	2003	2002
	$m	$m

Balance at beginning of year	11,148	10,337
Net profit attributable to members of the Company	3,955	3,373
Net effect on adoption of AASB 1044 “Provisions, Contingent Liabilities and Contingent Assets”	1,151	—
Transfers to general reserve	(272)	(207)
Transfers from asset revaluation reserve	—	18
Transfer from foreign currency translation reserve on sale of foreign controlled entity	242	—
Dividends paid or provided for	(2,255)	(2,266)
Dividend provision not required	—	80
Distributions on other equity instruments	(183)	(187)
Balance at end of year	13,786	11,148

18

11 Notes to the statement of cash flows

(a)          Reconciliation of net profit attributable to members of the Company to net cash provided by/(used in) operating activities

	2003	2002
	$m	$m

Net profit attributable to members of the Company	3,955	3,373
Add/(deduct): Non-cash items
Decrease/(increase) in interest receivable	460	(755)
Increase/(decrease) in interest payable	(512)	(51)
Depreciation and amortisation of plant and equipment	401	419
Loss/(profit) on sale of controlled entities	—	15
Loss on sale of operating assets	—	8
Charge to provide for doubtful debts	633	697
Charge to provide for restructuring costs	—	265
Movement in the excess of net market value over net assets of life insurance controlled entities	160	155
Amortisation of goodwill	98	101
Increase in life insurance policy liabilities	2,281	170
Write-off of property, plant and equipment	—	132
Decrease/(increase) in life insurance investment assets	(1,593)	2,359
Increase/(decrease) in provision for income tax	(54)	(287)
Net increase/(decrease) in provision for deferred tax and future income tax benefits	19	(882)
Net decrease/(increase) in trading securities	(4,345)	136
Unrealised (gain)/loss on trading derivatives	(2,010)	875
Net movement in mortgage loans held for sale	50	1,304
Other provisions and non-cash items	(24)	83
Net cash provided by/(used in) operating activities	(481)	8,117

(b)          Reconciliation of cash and cash equivalents

For the purposes of reporting cash flows, cash and cash equivalents include cash assets, due from other financial institutions and due to other financial institutions.

Cash and cash equivalents at the end of the year as shown in the statement of cash flows is reconciled to the related items on the statement of financial position as follows:

Cash assets	5,032	6,294
Due from other financial institutions	10,383	15,876
Due to other financial institutions	(45,128)	(43,279)
Total cash and cash equivalents	(29,713)	(21,109)

(c)          Non-cash financing and investing activities

New share issues
Dividend reinvestment plan	170	323
Bonus share plan	105	89
Movement in assets under finance lease	(11)	(2)

19

12  Details of associates and joint venture entities

Associates

The Group holds no material interests in associates.

Interests in joint venture entities

The Group held the following interests in joint venture entities at September 30, 2003:

Name	Principal activity	Joint venture reporting date	Ownership and voting interest
Tokenhouse Partnership	Investment	September 30	50%
Dark City Partnership	Investment	September 30	50%
Matrix Film Investment Parnership	Investment	September 30	50%

	2003	2002
	$m	$m
The Group’s share of the joint venture entities’ results consists of:

Revenues from ordinary activities	7	6
Expenses from ordinary activities	(4)	(4)
Profit from ordinary activities before income tax expense	3	2
Income tax expense relating to ordinary activities	—	—
Net profit - accounted for using the equity method	3	2

The Group’s share of the joint venture entities’ assets and liabilities consists of:

Investment securities	619	—
Other investments	51	55
Other assets	5	5
Total assets	675	60
Other liabilities	—	—
Total liabilities	—	—

The Group’s share of the joint venture entities’ post-acquisition profits consists of:

Share of the joint venture entities’ retained profits at beginning of year	(13)	(9)
Share of the joint venture entities’ net profit	3	2
Distributions from joint venture entities	(7)	(6)
Share of the joint venture entities’ retained profits at end of year	(17)	(13)

Movements in the Group’s carrying amount of the joint venture entities consists of:

Carrying amount at beginning of year	60	64
Investments in joint venture entities acquired during year	619	—
Share of the joint venture entities’ net profit	3	2
Distributions from joint venture entities	(7)	(6)
Carrying amount at end of year	675	60

20

13  Details of controlled entities gained or lost during the year

Control gained over entities having material effect

During 2003, the Group’s life insurance statutory funds reorganised their business operating model to increase the level of investments held through registered schemes rather than directly held investments in debt and equity securities.  As the statutory funds are considered to have the capacity to control certain of these registered schemes, the Group has consolidated them.  The financial effect of the consolidation of the registered schemes as at September 30, 2003 was to increase cash by $20 million, debt and equity investments by $2,525 million and outside equity interest by $2,545 million in the statement of financial position.  The financial effect on the statement of financial performance for the year ended September 30, 2003 was to decrease investment revenue by $28 million, decrease net profit by $28 million and increase net profit attributable to outside equity interest by $28 million.  There was no impact on net profit attributable to members of the Company.

The names of the registered schemes for which the Group gained control, are as follows:

•                                          MLC (NCIT) Global Share Trust;

•                                          MLCI Pool - NAM Cash Trust;

•                                          MLCI Pool - Private Equity Trust;

•                                          MLCI Pool - Australian Equity Trust;

•                                          MLCI Pool - Global Fixed Interest Trust;

•                                          MLCI Pool - Australian Fixed Interest Trust;

•                                          MLCI Pool - Diversified Debt (All) Trust;

•                                          National Asset Management Managed Investor International Trust;

•                                          National Diversified Managers Australian Share Fund;

•                                          National Short Term Money Market Fund; and

•                                          NCIT - Property Securities Trust.

Loss of control of entities having material effect

On October 1, 2002, the Group sold SR Investment, Inc. (the parent entity of HomeSide Lending, Inc.) to Washington Mutual Bank, FA.  Controlled entities of SR Investment, Inc. other than HomeSide Lending, Inc. were excluded from the sale. The loss on sale (before tax) of $15 million was recognised during 2002, being proceeds from sale of assets of $2,671 million less cost of assets sold of $2,686 million.  The assets and liabilities of SR Investment, Inc. and its controlled entities were included in the Group’s financial position up to and including the year ended September 30, 2002.

The contribution of SR Investment, Inc. up until the date of sale on October 1, 2002 to the Group’s profit from ordinary activities for the year ended September 30, 2003 was $nil.  The contribution of SR Investment, Inc. and its controlled entities to the Group’s profit from ordinary activities for the year ended September 30, 2002 was $98 million.

14  Other information

Legal proceedings

Entities within the Group are defendants from time to time in legal proceedings arising from the conduct of their business.  The Company does not consider that the outcome of any proceedings, either individually or in aggregate, are likely to have a material effect on its financial position.  Where appropriate, provisions have been made.

Events subsequent to balance date

At the Company’s annual general meeting to be held on December 19, 2003, the Company will seek shareholder approval to buy back the total of 36,008,000 fully paid non-converting non-cumulative preference shares of the Company issued in connection with the issue of 18,004,000 Trust Units Exchangeable for Preference Shares™ of the Group. The financial effect of the buy back has not been recognised in the financial statements for the year ended September 30, 2003. Subject to shareholder approval, the buy-back will be at a price of US$12.50 per share, plus certain incidental costs. If the buy-back occurs, contributed equity of the Group would be reduced by $730 million, with the excess of the acquisition costs and incidental costs of the buy-back directly reducing retained profits of the Group at the date of the buy-back.

21

Compliance statement

This preliminary final report is a general purpose financial report prepared in accordance with the ASX listing rules.  It should be read in conjunction with any announcements to the market made by the entity during the period.

The preliminary final report has been prepared in accordance with the recognition and measurement requirements of applicable Australian Accounting Standards and Urgent Issues Group Consensus Views.

The financial statements of the Group are in the process of being audited.

/s/ Garry F. Nolan	November 11, 2003

Garry F. Nolan
Company Secretary

22

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

		/s/	Susan E Crook
Date:	11 November 2003	Title:	Associate Company Secretary